 As filed with the Securities and Exchange Commission on January 23, 2001
                                                      Registration No. 333-47078
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                      POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                         Goodrich Petroleum Corporation
                (Name of registrant as specified in its charter)

                               ----------------

        Delaware                    1311               76-0466193
    (State or other          (Primary Standard      (I.R.S. Employer
      jurisdiction               Industrial       Identification No.)
  of incorporation or        Classification Code
     organization)                 Number)

                             815 Walker, Suite 1040
                              Houston, Texas 77002
                                 (713) 780-9494
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               ----------------
                             Robert C. Turnham, Jr.
              Executive Vice President and Chief Operating Officer
                             815 Walker, Suite 1040
                              Houston, Texas 77002
                                 (713) 780-9494
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ----------------

                                Copies to:
          James M. Prince
       Vinson & Elkins L.L.P.                     Rod A. Guerra

      1001 Fannin, Suite 2300            Skadden, Arps, Slate, Meagher & Flom
                                                       LLP
     Houston, Texas 77002-6760
                                              300 South Grand Avenue
           (713) 758-2222
                                          Los Angeles, California 90071-3144

                               ----------------

                                                  (213) 687-5000
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to completion, dated January 23, 2001

                                3,000,000 Shares

                          [Goodrich Logo appears here]

                                  Common Stock

                                  -----------

  We are offering for sale 3,000,000 shares of our common stock on an all or none basis. We have retained registered broker/dealers to act as placement agents, on a best efforts basis, in connection with this offering. The placement agents have no obligation, and do not intend, to purchase any of the shares that we are offering. We have agreed to pay the placement agents a commission in connection with their solicitation of offers to purchase shares in this offering. See "Plan of Distribution."

  Our common stock is listed on the New York Stock Exchange under the trading symbol GDP. On January 19, 2001, the last reported sales price of our common stock was $5.25 per share.

                                  -----------

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                                  -----------

                                             Price   Placement
                                              to       Agent    Proceeds to
                                            Public  Commissions Goodrich(1)
                                            ------- ----------- -----------
     Per Share............................. $         $           $
     Total................................. $         $           $

    -----

    (1)  Before deducting expenses payable by us.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We expect to deliver the common stock to purchasers on or about      , 2001.

                                  -----------

                   The date of this prospectus is      , 2001

                         Goodrich Petroleum Corporation
                             South Louisiana Focus
     [Map of our core operating area with detail on our near-term projects]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   7
Forward-Looking Statements.................................................  13
Use of Proceeds............................................................  15
Price Range of Common Stock................................................  15
Dividend Policy............................................................  16
Capitalization.............................................................  17
Dilution...................................................................  18
Selected Consolidated Financial Data.......................................  19
Pro Forma As Adjusted Financial Data.......................................  21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations............................................................  24

                                                                            Page
                                                                            ----
Business and Properties....................................................  32
Management.................................................................  45
Transactions with Our Management and Securityholders.......................  52
Principal Stockholders.....................................................  53
Description of Capital Stock...............................................  56
Plan of Distribution.......................................................  61
Legal Matters..............................................................  62
Independent Accountants....................................................  62
Independent Petroleum Engineers............................................  62
Where You Can Find More Information........................................  62
Glossary of Technical Terms................................................  63
Index to Financial Statements.............................................. F-1

                               ----------------

   You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities.

                               ----------------

                               PROSPECTUS SUMMARY

   You should carefully read the entire prospectus, especially the risks of investing in the common stock discussed under "Risk Factors" and the financial statements and notes thereto. In this prospectus, the terms "Goodrich," "we," "our" and "us" and other similar terms refer to Goodrich Petroleum Corporation, including our consolidated subsidiaries, members of our senior management and, where appropriate, our predecessor, Patrick Petroleum Corporation. The term "you" refers to a prospective investor. We have included definitions of technical terms important to an understanding of our business under "Glossary of Technical Terms" on page 63. Unless otherwise indicated, all financial and quantitative information that we provide in this prospectus on a pro forma as adjusted basis gives effect, on the date and for the periods indicated, to the completion of this offering, the conversion of our subsidiaries' notes into shares of our common stock, our most recent private placement and the exchange of our Series B preferred stock for shares of our common stock.

                         Goodrich Petroleum Corporation

   We are an independent oil and natural gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties in the transition zone of south Louisiana and in north Louisiana, the Gulf Coast of Texas and East Texas. We have been active in these regions since 1975 and have established extensive technical and operating expertise in all of our areas of geographic focus. At June 30, 2000, we had net proved reserves of 71.0 Bcfe with a pre-tax PV-10 Value of $153.7 million and an after-tax Standardized Measure value of $116.2 million.

   We have an inventory of over 100 development, exploitation and exploration projects that we believe provides us with an opportunity to substantially increase our production and reserves. Our Burrwood, West Delta and Lafitte fields account for approximately 80% of our 2001 capital budget of $20.0 million. Our production has already increased 67% to 2.0 Bcfe in the third quarter of 2000 from 1.2 Bcfe in the third quarter of 1999. There can be no assurance that we will be able to achieve additional production increases.

                                  Our Strategy

   Our principal strategy is to increase production, cash flow and reserves through the acquisition and subsequent exploitation and development of mature properties, complimented by select exploration activities, in our core areas. We focus on fields that have multiple productive reservoirs with an established production history and infrastructure in place. Other elements of our near-term strategy include:

   Aggressively Develop Our Burrwood, West Delta and Lafitte Fields. We plan to pursue 92 development and exploitation projects in our Burrwood, West Delta and Lafitte fields, 80% of which are scheduled for the next two years. This development and exploitation activity is already underway and will be accelerated with the liquidity we gain from this offering. In addition, we expect to complete a 41 square mile 3-D seismic survey over our Burrwood and West Delta fields by June 2001.

   Maintain Our Focus on South Louisiana. We will continue to concentrate our activities in our core areas, primarily the transition zone of south Louisiana. We have assembled a large inventory of technical data and expertise over the last 25 years, resulting in an approximate 70% drilling success rate and the achievement of production in over 70 fields in Louisiana. Over 78% of our proved reserves are in south Louisiana and more than 95% of our 2001 capital budget is dedicated to development and exploitation activities in this region.

   Maintain Significant Operatorship. We currently operate 65% of our properties, providing us with control over the planning, incurrence and timing of many capital and operating expenditures. As operator of the Burrwood and West Delta fields, we intend to use the liquidity that we gain from this offering to accelerate the development and exploitation projects within these fields.

   Repeat Our Recent Acquisition Success. We recently acquired our interests in the Burrwood, West Delta and Lafitte fields for an aggregate purchase price of $10.1 million. Based on independent reserve engineering estimates and factoring in the estimated capital expenditures to develop these reserves, we estimate an all-in finding and development cost of $0.71 per Mcfe for these properties. Since closing these acquisitions, we have increased production of oil and natural gas at Lafitte by 100% to approximately 9,000 gross Mcfe per day and at Burrwood and West Delta by 144% to approximately 11,000 gross Mcfe per day. These production increases, when coupled with additional production increases achieved in other fields, have allowed us to increase net daily production from approximately 12,800 Mcfe per day one year ago to approximately 22,000 Mcfe per day currently.

   We believe there will continue to be attractive opportunities to acquire properties in our core areas as major and large independent oil and natural gas companies continue to focus their resources away from mature properties in south Louisiana to the development of projects in the deep water Gulf of Mexico and in foreign countries.

                        Recent and Pending Transactions

   We have consummated several significant financial and acquisition transactions this year and will close several additional financial transactions in connection with the completion of this offering:

   Amendment of Our Credit Agreement. Prior to the closing of this offering, we will amend our credit agreement with Compass Bank. We expect to repay a portion of the amounts currently outstanding under our credit facility with the proceeds of this offering, resulting in initial availability of approximately $20.0 million under the amended facility.

   Private Placement of $5.0 Million of Common Stock. On September 28, 2000, we received irrevocable commitments to purchase 1,000,000 shares of our common stock. In October 2000, we completed the sale of these shares for gross proceeds of $5.0 million. The placement of the common stock was arranged by Hambrecht & Quist Guaranty Finance L.L.C.

   Payment of Dividend Arrearages and Reinstatement of Dividends on Our Preferred Stock. In September 2000, we paid an aggregate of approximately $1.8 million of dividend arrearages and $296,000 of regular quarterly dividends on our Series A and Series B preferred stock. These payments, including the dividends declared and paid in December, brought us current on our dividend payments on both of our series of preferred stock.

   Exchange of Preferred Stock for Common Stock. We have reached agreement with all of the holders of our Series B preferred stock to exchange each share of Series B preferred stock for 1.8 shares of our common stock. The exchange offer is contingent upon and will close concurrently with this offering. We will issue 1,189,510 shares of our common stock as a result of the exchange. We believe that this transaction and the payment of dividend arrearages mentioned above will strengthen and simplify our balance sheet by eliminating both the ongoing dividend burden and approximately $6.6 million of liquidation preference associated with the Series B preferred stock as of December 31, 2000.

   Conversion of Our Subsidiaries' Notes. In August 2000, we issued 3,295,647 shares of our common stock in connection with the conversion of convertible notes issued by two of our subsidiaries. The convertible notes had outstanding principal and accrued interest of $12.9 million at the time of conversion.

   Acquisition of Burrwood and West Delta Fields. In March 2000, we completed the acquisition of working interests in the Burrwood and West Delta fields for $1.2 million cash, the assumption of the plugging and abandonment obligations associated with these fields, which we have estimated to be $4.75 million, and the commitment to conduct a 3-D seismic survey by June 2001, which will cost us $2.4 million. These contiguous fields collectively comprise approximately 8,600 gross acres in Plaquemines Parish, Louisiana. At the time of the acquisition, the Burrwood and West Delta fields had cumulative production of 431 Bcfe, 16 productive reservoirs above 10,600 feet, significant existing infrastructure, immediate development opportunities and potential deep reservoirs that we believe may be identified with the use of 3-D seismic technology. The Burrwood and West Delta fields are near several fields that have yielded substantial production from wells drilled below 10,600 feet.

   Private Placement of $4.5 Million of Common Stock. In February 2000, we completed a private placement of 1,533,333 shares of our common stock to an investor group led by Hambrecht & Quist Guaranty Finance L.L.C. We used the $4.5 million in gross proceeds for the acquisition of our interests in and initial development of the Burrwood and West Delta fields and further development of the Lafitte field.

                                  The Offering

Common stock offered by us........ 3,000,000 shares.

Common stock outstanding after
 this offering.................... 17,508,430 shares.

Use of proceeds................... We intend to use the proceeds from this offering to repay a portion of our
                                   borrowings under our bank credit facility.
                                   We intend to invest our operating cash flow
                                   and reborrow funds under our bank credit
                                   facility to accelerate our capital
                                   expenditures for development and
                                   exploitation activities in south Louisiana,
                                   with a particular focus on our Burrwood,
                                   West Delta and Lafitte fields. See "Use of
                                   Proceeds."

NYSE symbol....................... GDP.

   The number of shares of common stock to be outstanding after this offering includes 1,189,510 shares to be issued in exchange for our Series B preferred stock but excludes 791,813 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.35 per share and 3,387,978 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.05 per share, as of December 31, 2000.

                      Summary Consolidated Financial Data

                     (in thousands, except per share data)

   The following table sets forth some of our historical and pro forma as adjusted consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this prospectus. The summary financial and other data as of, and for the years ended, December 31, 1997, 1998 and 1999 has been derived from our audited financial statements included in this prospectus. The summary financial and other data as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 has been derived from our unaudited financial statements included in this prospectus. The summary unaudited pro forma as adjusted statement of operations and other data illustrates the impact of this offering, the conversion of our subsidiaries' notes into shares of our common stock in August 2000, our most recent private placement and the exchange of our Series B preferred stock for common stock, as if these transactions were consummated as of January 1, 1999, while the summary unaudited pro forma as adjusted balance sheet data as of September 30, 2000 gives effect to such transactions as if they had occurred on such date unless such transactions actually occurred prior to such date. The summary unaudited pro forma as adjusted financial data is not necessarily indicative of the results that would have occurred had these transactions been consummated as of the beginning of the periods presented.

                                                                     Nine Months Ended
                               Year Ended December 31,                 September 30,
                         -------------------------------------- -----------------------------
                                                     Pro Forma                     Pro Forma
                                                    As Adjusted                   As Adjusted
                          1997     1998     1999       1999      1999     2000       2000
                         -------  -------  -------  ----------- -------  -------  -----------
Statement of Operations
 Data:
Revenues................ $12,901  $10,592  $14,020    $14,020   $ 9,403  $20,038    $20,038
Expenses:
 Lease operating
  expenses and
  production taxes......   2,316    2,822    3,591      3,591     2,008    5,001      5,001
 Depreciation,
  depletion and
  amortization..........   4,863    4,094    4,744      4,744     3,550    4,227      4,227
 Exploration............   3,206    6,010    1,656      1,656     1,295    2,084      2,084
 Impairment of oil and
  natural gas
  properties............     550    1,076      465        465        --       --         --
 Interest...............   1,416    1,910    2,811      2,308     1,678    3,696      2,065
 General and
  administrative........   2,627    2,399    1,990      1,990     1,617    1,712      1,712
 Preferred dividend
  requirements of a
  subsidiary(1).........      --       --       73         73        --       38         38
                         -------  -------  -------    -------   -------  -------    -------
   Total costs and
    expenses............  14,978   18,311   15,330     14,827    10,148   16,758     15,127
                         -------  -------  -------    -------   -------  -------    -------
 Gain (loss) on sale of
  assets................     688        4     (519)      (519)     (519)     307        307
                         -------  -------  -------    -------   -------  -------    -------
Income (loss) before
 income taxes...........  (1,389)  (7,715)  (1,829)    (1,326)   (1,264)   3,587      5,218
 Income tax
  benefit(2)............      --       --       --         --        --   (1,655)    (1,655)
                         -------  -------  -------    -------   -------  -------    -------
Net income (loss)....... $(1,389) $(7,715) $(1,829)   $(1,326)  $(1,264) $ 5,242    $ 6,873
Preferred stock
 dividends..............   1,205    1,256    1,249        637       942      887        478
                         -------  -------  -------    -------   -------  -------    -------
Net income (loss)
 applicable to common
 stock.................. $(2,594) $(8,971) $(3,078)   $(1,963)  $(2,206) $ 4,355    $ 6,395
                         =======  =======  =======    =======   =======  =======    =======
Basic income (loss) per
 common share........... $ (0.50) $ (1.71) $ (0.58)   $ (0.14)  $ (0.42) $  0.49    $  0.38
                         =======  =======  =======    =======   =======  =======    =======
Diluted income (loss)
 per common share....... $ (0.50) $ (1.71) $ (0.58)   $ (0.14)  $ (0.42) $  0.35    $  0.32
                         =======  =======  =======    =======   =======  =======    =======
Average common shares
 outstanding--basic.....   5,229    5,243    5,288     13,773     5,262    8,873     16,829
                         =======  =======  =======    =======   =======  =======    =======
Average common shares
 outstanding--diluted...   5,229    5,243    5,288     13,773     5,262   15,050     20,240
                         =======  =======  =======    =======   =======  =======    =======
Other Data:
Adjusted EBITDA(3)...... $ 7,958  $ 5,371  $ 8,366    $ 8,366   $ 5,778  $13,287    $13,287
Net cash provided by
 (used in) operating
 activities.............   6,633    4,517    1,065        N/A    (1,075)   9,480        N/A
Net cash provided by
 (used in) investing
 activities.............  (6,007) (14,959)  (6,407)       N/A    (5,341) (11,522)       N/A
Net cash provided by
 (used in) financing
 activities.............    (177)   9,744   11,176        N/A    12,366   (1,856)       N/A
Capital
 expenditures(4)........   9,941   15,008    6,657        N/A     5,581   11,982        N/A

                                                            At September 30,
                                                                  2000
                                                           -------------------
                                                                    Pro Forma
                                                           Actual  As Adjusted
                                                           ------- -----------
Balance Sheet Data:
Cash and cash equivalents(5).............................. $ 2,030  $ 20,330
Net property and equipment (successful efforts method)
 (6)......................................................  52,162    52,162
Total assets..............................................  63,259    81,559
Current portion of long-term debt(5)......................   3,600     3,600
Long-term debt(5).........................................  20,265    20,265
Total stockholders' equity................................  27,697    45,997

--------
(1) In February 2000, all of the holders of the preferred units of our subsidiary converted their preferred units into 1,533,333 shares of our common stock.
(2) We recorded a net deferred tax asset of $1.6 million in the nine months ended September 30, 2000 based on projections for generating sufficient taxable income prior to expiration of our net operating loss carryforwards. For the prior periods, we had no income tax provision due to the generation of net operating loss carryforwards or the use of available net operating loss carryforwards to offset taxable income. Valuation allowances were established for the net operating loss carryforwards based on the evidence considered in the assessment of the likelihood of utilizing the net operating loss carryforwards.
(3) Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, impairment of oil and natural gas properties, gains or losses on sales of assets and exploration expense. Adjusted EBITDA is not a calculation based on generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Our Adjusted EBITDA calculation may not be comparable to other similarly titled measures reported by other companies. We have presented Adjusted EBITDA because of its wide acceptance as a financial indicator and usefulness in assessing our funds available to finance our activities.
(4) We include our acquisitions of oil and natural gas properties within this classification.
(5) As described in "Use of Proceeds," we intend to use the proceeds from this offering to repay a portion of the borrowings outstanding under our bank credit facility. Because we expect to reborrow under this facility to finance our 2001 capital expenditure program, we have not eliminated such borrowings in our pro forma as adjusted financial statements. We have, however, shown the near term effect of this offering on our indebtedness under "Capitalization."
(6) Net of depreciation, depletion and amortization associated with such property and equipment.

                          Summary Reserve Information

   The table below presents our summary reserve information as of June 30, 2000. Estimates of our net proved reserves are based on a reserve report prepared by Coutret & Associates, Inc., our independent reserve engineers. For additional information relating to our oil and natural gas reserves, please read "Business and Properties--Oil and Natural Gas Operations and Properties," "--Oil and Natural Gas Reserves" and note P of the notes to our consolidated financial statements included in this prospectus.

                                                                 June 30, 2000
                                                                 -------------
   Estimated net proved reserves:
     Natural gas (MMcf).........................................     30,743
     Oil and condensate (MBbls).................................      6,703
       Total (MMcfe)............................................     70,961
     PV-10 Value(1) (in thousands)..............................   $153,712
     Standardized Measure(1) (in thousands).....................   $116,195
     Proved developed reserves as percentage of total proved
      reserves..................................................       66.3%

--------
(1) The present value of future net cash flows attributable to our proved reserves, determined, in the case of PV-10 Value, on a pre-tax basis and, in the case of Standardized Measure, on an after-tax basis, using prices and costs in effect at June 30, 2000 and discounted at 10% per annum, was calculated by using the weighted average June 30, 2000 prices received at the wellhead of $4.56 per Mcf of natural gas and $29.80 per Bbl of oil.

                             Summary Operating Data

                                                                    Nine
                                                                 Months Ended
                                     Year Ended December 31,    September 30,
                                     -------------------------  -------------
                                      1997     1998     1999     1999   2000
                                     -------  -------  -------  ------ ------
Production:
Natural gas (MMcf)..................   2,449    2,783    2,931   2,240  2,453
Oil and condensate (MBbls)..........     282      317      394     287    436
  Total (MMcfe).....................   4,144    4,683    5,297   3,963  5,067
Average sales price per unit:
Natural gas--
  Revenues from production (per
   Mcf)............................. $  2.55  $  2.18  $  2.40  $ 2.25 $ 3.66
  Effects of hedging activities (per
   Mcf).............................      --       --     0.01      --  (0.09)
                                     -------  -------  -------  ------ ------
  Average price (per Mcf)........... $  2.55  $  2.18  $  2.41  $ 2.25 $ 3.57
                                     -------  -------  -------  ------ ------
Oil and condensate--
  Revenues from production (per
   Bbl)............................. $ 18.06  $ 11.88  $ 16.88  $14.47 $28.56
  Effects of hedging activities (per
   Bbl).............................      --       --       --      --  (3.54)
                                     -------  -------  -------  ------ ------
  Average price (per Bbl)........... $ 18.06  $ 11.88  $ 16.88  $14.47 $25.02
                                     -------  -------  -------  ------ ------

Total revenues from production (per
 Mcfe).............................. $  2.74  $  2.10  $  2.58  $ 2.32 $ 4.23
Effects of hedging activities (per
 Mcfe)..............................      --       --     0.01      --  (0.35)
                                     -------  -------  -------  ------ ------
  Total average price (per Mcfe).... $  2.74  $  2.10  $  2.59  $ 2.32 $ 3.88
                                     =======  =======  =======  ====== ======
Expenses (per Mcfe):
General and administrative.......... $  0.63  $  0.51  $  0.38  $ 0.41 $ 0.34
Lease operating expenses (excluding
 production taxes)..................    0.40     0.48     0.51    0.37   0.67
Production taxes....................    0.16     0.13     0.17    0.13   0.32
Depreciation, depletion and
 amortization-oil and natural gas
 properties.........................    1.17     0.87     0.89    0.90   0.83
Reserve life index (in years)(1)....    15.0x    10.0x    12.7x    N/A    N/A

--------
(1) Calculated by dividing period-end proved reserves by production for the prior fiscal year. Our 1999 reserves include the Burrwood and West Delta acquisitions on a pro forma basis.

                                  RISK FACTORS

   An investment in our common stock involves risks. You should carefully consider the following risks and other information in this prospectus before deciding to invest in our common stock. The trading price of our common stock could decline as a result of these risks, in which case you could lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and may not be profitable in the future.

   We may not be profitable in the future. We have had losses from January 1, 1997 through March 31, 2000. As of September 30, 2000, the net losses applicable to common stock from January 1997 totaled approximately $10.3 million. Our ability in future years to achieve profitability will depend on our oil and natural gas production, the success of our projects, commodity prices and expenses. If we are not profitable in the future, the market price of our common stock may decline and the value of your investment may be adversely affected.

The size of our balance sheet or volatility in our results may prevent us from raising the capital necessary to make acquisitions and drill wells.

   We may not be able to successfully pursue our business strategy if the size of our balance sheet, volatility in our results or general industry or market conditions prevents us from raising the capital required for operations. We make, and will continue to make, substantial expenditures for the acquisition, exploration, exploitation, development and production of oil and natural gas reserves. We have had to adjust our capital spending in the past to reflect the lack of available capital, particularly in 1999. If our revenues or cash flow from operations decrease as a result of lower oil and natural gas prices, operating difficulties or other factors, many of which are beyond our control, or we are unable to raise additional debt or equity proceeds to fund such expenditures, then we may curtail our drilling, development and other activities or be forced or choose to sell some of our assets on an untimely or unfavorable basis, any of which may have a material adverse affect on our business, financial condition, results of operations or cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business and Properties-- Capital Expenditures."

We expect to incur substantial debt. If we are unable to service this debt or if we are restricted by this debt from engaging in certain activities, our business may be materially adversely affected.

   Any inability on our part to service our debt will be materially adverse to our business. We have incurred substantial debt, and expect to incur additional debt in the future, in connection with our capital expenditures. Though we intend to use the proceeds of this offering to repay a portion of our outstanding debt, we also expect to borrow additional funds in the future under our bank credit facility. Such additional borrowings may severely restrict our exploration and development activities.

   As our level of borrowings increases, such indebtedness may have several important effects on our operations, including:

  . a substantial portion of our cash flow from operations may be dedicated to the payment of interest and principal on our indebtedness and will not be available for other purposes;

  . the covenants contained in our bank credit facility limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions;

  . our ability to obtain additional financing in the future for working capital, capital expenditures (including acquisitions), general corporate purposes or other purposes may be impaired;

  . our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand sustained declines in oil and natural gas prices;

  . such borrowings will be subject to variable rates, which may make us vulnerable to increases in interest rates; and

  . our flexibility in planning for or reacting to changes in market conditions may be limited.

   Moreover, future acquisition or development activities may require us to alter our capitalization significantly. These changes in capitalization may significantly increase our leverage. Our ability to continue to meet our debt service obligations, to reduce total indebtedness and to meet our other obligations will be dependent upon our future performance, which will be subject to general economic conditions, including oil and natural gas prices, and to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to meet these commitments, we may not be able to satisfy our capital requirements unless we are able to successfully adopt one or more alternatives on a timely basis and with satisfactory terms, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. The terms of our indebtedness, including the bank credit facility, also may prohibit us from taking such actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Bank Credit Facility."

We could lose our listing on the New York Stock Exchange, which may have a materially adverse effect on the market price and marketability of our common stock.

   The price and marketability of our common stock could be materially adversely affected if we lose our NYSE listing. In July 1999, we were informed by the NYSE that we were not in compliance with its revised minimum financial criteria for continued listing on the exchange. We currently are not in compliance with the NYSE's requirement of at least $50.0 million in book capitalization. This offering does not raise sufficient funds for us to meet the book equity requirement. Immediately following the offering, we expect our book equity to be approximately $46.0 million, or approximately $4.0 million less than the NYSE's minimum book capitalization requirement. As a result, the NYSE may delist our stock, which would adversely affect the liquidity and market price of our common stock.

If we are unable to resolve our dispute with the co-owner of the Lafitte field, our development of this property may be materially adversely affected.

   Our development of the Lafitte field will be hindered if we are unable to resolve our dispute with the co-owner. We jointly acquired our interest in the Lafitte field with Stone Energy Corporation. We have been in a dispute with Stone regarding our respective rights and obligations under the agreements associated with the joint acquisition. We believe that our agreements with Stone provide us with an opportunity to more fully evaluate the field than we are currently allowed to do. In February 2000, we filed two lawsuits against Stone alleging misconduct and violation of the agreements associated with the joint acquisition. Until this dispute is resolved, our ability to fully evaluate and develop our interests in new wells could be seriously hindered.

Our hedging activities may reduce our revenues in a rising commodity price environment or result in losses.

   Our hedging arrangements may reduce the amount of revenues we receive from our oil and gas production. We have hedged approximately 54% of our current daily production for the fourth quarter of this year. We also have hedges in place for 2001 which equal approximately 47% of our current daily production. By replacing the right to receive the market price for our production with a right to receive the fixed or collared hedge price, hedging will prevent us from receiving the full advantage of increases in oil and natural gas prices above the fixed or collared amount specified in the hedge. In addition, significant reductions in our production at times when the market price exceeds the price fixed in the hedge agreements could require us to make payments under our hedge agreements even though such payments are not offset by sales of our production. We may also have margin calls if the market moves in opposite directions from our hedged positions. The occurrence of any such event could have a material adverse effect on our business, financial condition, results of operations or cash flows. For further discussion of our hedging arrangements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk--Hedging Activity."

Most of the outstanding shares of our common stock will be eligible for sale immediately after this offering. If substantial volumes of these shares are offered for sale, the market price of our common stock could be adversely affected.

   The price of our common stock may be adversely affected because of the significant number of shares eligible for sale in the future. We will have 17,508,430 shares outstanding after giving effect to this offering and the other transactions described in this prospectus. In addition, as of December 31, 2000, we had outstanding warrants to purchase 3,387,978 shares of common stock at a weighted average exercise price of $1.05 per share and outstanding options to purchase 791,813 shares of our common stock at a weighted average exercise price of $4.35 per share, of which 49,063 are currently vested.

   We, along with our officers and directors have agreed to not offer, sell, grant any option (except pursuant to stock option plans) to purchase or otherwise dispose of a total of 4,638,112 shares beneficially held by any of us during the 180 days following the sale of the shares in the offering without the prior consent of Jefferies & Company, Inc. Pursuant to SEC short-swing trading rules, H&Q Guaranty is restricted from selling its directly-owned shares of our common stock prior to February 2001. All of our other shares, including shares sold in this offering or pursuant to the exercise of our warrants, will be freely tradeable immediately after this offering.

You will experience immediate dilution of $2.83 in net tangible book value per share from the price you pay in the offering in our book value per share.

   Immediately after this offering, the public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. If you purchase our common stock in this offering, you will incur immediate dilution of $2.83 in the net tangible book value per share of common stock from the price you pay for our common stock in this offering.

The small trading volume of our common stock may adversely affect the value of your investment.

   Although our common stock is listed on the NYSE, the public market for our common stock has been relatively small. Stocks with small markets and limited liquidity may experience fluctuations in their prices due to imbalances between orders to buy and orders to sell the stock. The limited liquidity in our stock may reduce the market value of our shares compared to comparable companies with greater trading volumes.

Our success depends on our chief executive officer and other key executive officers, the loss of whom could disrupt our business operations.

   We depend to a large extent on the efforts and continued employment of our President and Chief Executive Officer, Walter G. Goodrich, and our other executive officers. We do not have employment agreements with these officers. If Mr. Goodrich or these other executive officers resigns or becomes unable to continue in his present role and if such person is not adequately replaced, our business operations could be materially adversely affected.

We are subject to many environmental and safety regulations that may result in unanticipated costs or liabilities.

   Exploration for and development, production and sale of oil and natural gas in the U.S. are subject to extensive and complex federal, state and local laws and regulations, including environmental, health and safety laws and regulations. We may be required to make large expenditures to comply with current and future regulations.

   Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous substances, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost, and we do not have such coverage. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our business, financial condition, results of operations or cash flows.

   In addition, the U.S. Environmental Protection Agency has identified us as a potentially responsible party for the cost of clean-up of hazardous substances at an oil field waste disposal site in Vermilion Parish, Louisiana. We estimate that the remaining cost of long-term clean-up of the site will be approximately $3.5 million, with our percentage of responsibility estimated by the EPA to be approximately 3.05%, which equates to an individual cost of about $107,000. However, if the actual clean-up costs are higher or if other potentially responsible parties fail to pay their allocation, then our costs for this site could be significantly higher than the amount presently estimated or accrued for this liability. In such an event, we may be required to reallocate our capital resources to these clean-up costs, adversely affecting our planned operations.

Oil and natural gas prices are volatile. Low prices could have a material adverse effect on our business.

   Our revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas. Historically, prices for oil and natural gas have been volatile and low prices have hurt our business. Among the factors that can cause this fluctuation are:

  .  level of consumer product demand;

  .  weather conditions;

  .  domestic and foreign governmental regulations;

  .  price and availability of alternative fuels;

  .  political conditions in oil and natural gas producing regions;

  .  domestic and foreign supply of oil and natural gas;

  .  price of foreign imports; and

  .  overall economic conditions.

   Prices for oil and natural gas affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our bank credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce. Any substantial and extended decline in the price of oil or natural gas would have a material adverse effect on the carrying value of our proved reserves, our borrowing capacity, our ability to obtain additional capacity, and our business, financial condition, results of operations or cash flows.

Our reserve estimates may prove to be inaccurate, which could materially affect the quantities and present value of our estimated reserves.

   Our reserve estimates may overstate our actual reserves and the value of future production. The process of estimating oil and natural gas reserves is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic and other factors beyond our control. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus.

   Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, availability of rigs and other equipment, prevailing oil and natural gas prices and other factors, many of which are beyond our control. At June 30, 2000, 33.7% of our proved reserves were proved undeveloped. Most of our reserves are calculated using volumetric analysis, and these estimates could be viewed as more subjective. Any such inaccuracies could have a material adverse effect on our business, financial condition, cash flows or results of operations.

   You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus is the current market value of our reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate because of changes in commodity prices or hedging transactions.

Exploration is a high-risk activity. The 3-D seismic data and other advanced technologies we use cannot eliminate exploration risk and require experienced technical personnel whom we may be unable to attract or retain.

   Our future success will depend on the success of our drilling program. Exploitation and exploration activities involve numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of the additional exploration, time and expenses associated with a variety of factors, including:

  .  unexpected drilling conditions;

  .  pressure or irregularities in formations;

  .  equipment failures or accidents;

  .  adverse weather conditions;

  .  compliance with governmental requirements; and

  . shortages or delays in the availability of drilling rigs and the delivery of equipment.

   Even when used and properly interpreted, 3-D seismic data and visualization techniques do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. We could incur losses as a result of these expenditures. Poor results from our exploitation and exploration activities could have a material adverse effect on our business, financial condition, cash flows or results of operations.

   Our drilling success will depend, in part, on our ability to attract and retain experienced explorationists and other professional personnel. Competition for explorationists and engineers with experience is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

The failure to replace our reserves would adversely affect our production and cash flows.

   Our future oil and natural gas production depends on our success in finding or acquiring additional reserves that are economically recoverable. We may not be successful in exploring for, developing or acquiring additional reserves. If we fail to replace reserves, which decline as they are produced, our level of production and cash flows will be adversely impacted. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and natural gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. If we are not successful, our future production and revenues will be materially adversely affected.

The oil and natural gas business involves many operating risks that can cause substantial losses.

   Our operations are subject to risks inherent in the oil and natural gas business, including:

  .  fires and explosions;

  .  surface cratering;

  . uncontrollable flows of oil, underground natural gas and formation water;

  .  natural disasters;

  .  pipe or cement failures or collapses;

  .  embedded or unremovable oil field drilling and service tools;

  .  abnormally pressured formations; and

  . environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic natural gases.

   If any of these events occur, we could incur substantial losses as a result of:

  .  injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  . fines and clean-up responsibilities for pollution and other environmental damage; and

  .  suspension of our operations.

   In addition, we do not carry business interruption insurance. For other risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Pollution and environmental risks generally are not fully insurable and we do not currently carry insurance that would cover the full amount of our liability if one of these risks were to occur. As a result, if a significant accident or other event occurs and is not fully covered by insurance, such losses could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may not be able to successfully compete with competitors that are larger and have greater resources.

   We operate in a highly competitive environment and may not be successful against our competitors. We compete with major and independent oil and natural gas companies for the acquisition of desirable oil and natural gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial, technical and other resources substantially greater than ours. The availability of a ready market for our oil and natural gas production will depend in part on the following factors, which are beyond our control:

  .  cost and availability of alternative fuels;

  .  level of consumer demand;

  .  extent of domestic production of oil and natural gas;

  .  extent of importation of foreign oil and natural gas;

  .  cost of and proximity to pipelines and other transportation facilities;

  .  regulations by state and federal authorities; and

  .  cost of complying with applicable environmental regulations.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

   All statements in this document that are not statement of historical fact are forward looking statements. Forward looking statements include, but are not limited to, such matters as:

  .  future production, operating or financial results;

  . statements about pending or recent acquisitions, business strategy, and expected capital spending or operating expenses;

  . statements about drilling operations, including scheduled drilling dates and objectives;

  .  beliefs or assumptions about the outlook for commodity prices;

  .  expectations regarding the availability of acquisition opportunities;
     and

  .  anticipated developments with respect to pending litigation.

   When used in this document the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

   There can be no assurance that actual results will not differ materially from those expressed or implied in such forward looking statements. There are many factors that could cause these forward-looking statements to be incorrect, including the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

  .  drilling of wells;

  .  timing and amount of future production of oil and natural gas;

  .  operating costs and other expenses;

  .  cash flow and anticipated liquidity;

  .  the risks associated with exploration;

  . our ability to find, acquire, market, develop and produce new properties;

  .  oil and natural gas price volatility;

  . the outcome of our dispute with Stone regarding our Lafitte field interest;

  . uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

  .  operating hazards attendant to the oil and natural gas business;

  . downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

  .  potential mechanical failure or under-performance of significant wells;

  .  climatic conditions;

  .  availability and cost of material and equipment;

  .  delays in anticipated start-up dates;

  .  actions or inactions of third-party operators of our properties;

  .  our ability to find and retain skilled personnel;

  .  availability of capital;

  .  the strength and financial resources of our competitors;

  .  regulatory developments;

  .  environmental risks; and

  .  general economic conditions.

   When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct.

                                USE OF PROCEEDS

   We expect our net proceeds from the sale of all of the common stock offered in this offering to be approximately $13.7 million. We intend to use the proceeds from this offering to repay a portion of our borrowings under our bank credit facility. Outstanding borrowings under our credit facility will total approximately $9.3 million after application of the proceeds from this offering. Borrowings under our bank credit facility bear interest at 10.25% and mature on November 1, 2001. None of the current indebtedness under our bank credit facility was incurred in the last twelve months. We intend to invest cash flow from operations and to reborrow funds under our bank credit facility to accelerate our capital expenditures for development and exploitation activities in south Louisiana, with a particular focus on our Burrwood, West Delta and Lafitte fields.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the New York Stock Exchange under the symbol GDP. At December 31, 2000, there were 13,318,920 shares of our common stock outstanding. The following table sets forth the range of the high and low closing sale prices by quarter as reported during 1998, 1999 and 2000.

                                                                    High   Low
                                                                    ----- -----
1998:
  First Quarter.................................................... $8.00 $5.06
  Second Quarter...................................................  7.19  5.25
  Third Quarter....................................................  5.63  2.25
  Fourth Quarter...................................................  3.00  1.13

1999:
  First Quarter.................................................... $1.50 $0.69
  Second Quarter...................................................  1.88  0.94
  Third Quarter....................................................  2.69  0.94
  Fourth Quarter...................................................  3.06  2.19

2000:
  First Quarter.................................................... $6.25 $2.63
  Second Quarter...................................................  5.56  4.25
  Third Quarter....................................................  6.25  4.50
  Fourth Quarter...................................................  6.50  5.00

2001:
  First Quarter (through January 5)................................ $5.44 $5.19

   The prices in the table above have been adjusted to give retroactive effect to our one-for-eight reverse stock split in March 1998.

   At December 31, 2000, the number of holders of record of our common stock without determination of the number of individual participants in a security position was 1,231.

                                DIVIDEND POLICY

   We have not paid a cash dividend on our common stock since our formation. We do not anticipate paying any cash dividends on our common stock because we intend to retain our cash flow to finance the expansion of our business and for general corporate purposes. Additionally, our bank credit facility prohibits us from paying cash dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Bank Credit Facility" for a discussion of our bank credit facility.

   In March 1999, we announced that we had suspended payment of our regular quarterly cash dividend on both classes of our convertible preferred stock. This measure was precipitated by a drop in commodity prices and was taken to conserve cash for corporate and operating purposes. In September 2000, we announced our reinstatement of the cash dividends on both our Series A and Series B preferred stock and paid approximately $1.8 million of dividend arrearages and approximately $296,000 of regular quarterly dividends on these series of preferred stock. These payments, including the dividends declared and paid in December, brought us current on our dividend payments on each of these series. We will exchange all of the outstanding shares of our Series B preferred stock for 1,189,510 shares of common stock concurrent with the closing of this offering.

                                 CAPITALIZATION

   The following table illustrates our actual and pro forma as adjusted cash position and capitalization as of September 30, 2000. The pro forma as adjusted presentation reflects this offering, our most recent private placement of common stock and the exchange of our Series B preferred stock, as if they had occurred on September 30, 2000. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes included in this prospectus.

                                                           September 30, 2000
                                                          ---------------------
                                                                     Pro Forma
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
Cash and cash equivalents................................ $  2,030   $  6,680
                                                          ========   ========
Long-term debt, including current maturities:
  Credit facility........................................ $ 23,865    $10,215
                                                          --------   --------
    Total long-term debt, including current maturities...   23,865     10,215
Stockholders' equity:
  Preferred stock, $1.00 par value per share, 10,000,000
   shares:
  Series A convertible preferred stock; issued and
   outstanding 796,318 shares (liquidation preference of
   $10.00 per share, aggregating to $7,963,180)..........      796        796
  Series B convertible preferred stock; issued and
   outstanding 660,839 shares (liquidation preference
   $10.00 per share, aggregating to $6,608,390)..........      661         --
  Common stock, $0.20 par value per share, 25,000,000
   shares authorized, 12,315,522 actual shares
   outstanding, and 17,505,032 pro forma as adjusted
   shares outstanding (1)................................    2,463      3,501
  Additional paid-in capital.............................   34,894     52,817
  Accumulated deficit....................................  (11,117)   (11,117)
                                                          --------   --------
    Total stockholders' equity...........................   27,697     45,997
                                                          --------   --------
      Total capitalization............................... $ 51,562   $ 56,212
                                                          ========   ========

--------
(1) The number of shares of common stock to be outstanding after this offering includes the 3,000,000 shares being offered, 1,000,000 shares sold in a private placement in October 2000, and 1,189,510 shares to be issued in exchange for our Series B preferred stock simultaneously with the closing of this offering but does not include:

  . 3,387,978 shares issuable upon the exercise of outstanding warrants at a weighted average price of $1.05 per share; and

  . 791,813 shares that may be issued upon exercise of stock options outstanding as of September 30, 2000, at a weighted average exercise price of $4.35 per share.

                                    DILUTION

   The net tangible book value of our common stock as of September 30, 2000 was $24.3 million or approximately $1.68 per share. Net tangible book value per share represents the amount of our stockholders' equity less intangible assets and the liquidation preference of the Series A preferred stock, divided by 14,505,032 shares of outstanding common stock (which includes our most recent private placement and the exchange of our Series B preferred stock which we expect will occur concurrently with this offering).

   Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. Following:

  . our sale of 3,000,000 shares of common stock in this offering at a public offering price of $5.00 per share, and after deducting:

    .  the estimated offering expenses and commissions; and

    .  the application of the estimated net proceeds from this offering,

our pro forma net tangible book value as of September 30, 2000 would have been $38.0 million, or $2.17 per share. This represents an immediate increase in net tangible book value of $0.49 per share to existing stockholders and an immediate dilution in net tangible book value of $2.83 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:

   Assumed public offering price per share............................... $5.00
     Net tangible book value per share as of September 30, 2000.... $1.68
     Increase per share attributable to new investors..............  0.49
                                                                    -----
   Net tangible book value per share after this offering.................  2.17
                                                                          -----
   Dilution per share to new investors................................... $2.83
                                                                          =====

   The following table illustrates on a pro forma basis as of September 30, 2000 the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deduction of estimated offering expenses and commissions payable by us:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 14,505,032    83%  $24,314,100    62%      $1.68
New stockholders...........  3,000,000    17    15,000,000    38        5.00
                            ----------   ---   -----------   ---
  Total.................... 17,505,032   100%  $39,314,100   100%
                            ==========   ===   ===========   ===

   The foregoing table excludes:

  . warrants to purchase 3,387,798 shares of common stock at a weighted average exercise price of $1.05 per share; if all outstanding warrants were exercised dilution to new investors would equal $3.01 per share; and

  . options to purchase 791,813 shares of common stock granted through September 30, 2000 at a weighted average exercise price of $4.35 per share; if all outstanding options were exercised, dilution to new investors would equal $2.73 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                     (in thousands, except per share data)

   The consolidated financial data set forth below for the five years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from our financial statements, which have been audited by KPMG LLP, and the financial statements for the nine months ended September 30, 1999 and 2000 have been derived from our unaudited financial statements. These unaudited financial statements have been prepared on substantially the same bases as the audited financial statements. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this prospectus. Information in this prospectus reflects our one-for-eight reverse stock split that became effective in March 1998.

                                                                           Nine Months
                                                                              Ended
                                   Year Ended December 31,                September 30,
                          ---------------------------------------------  ----------------
                            1995     1996     1997      1998     1999     1999     2000
                          --------  -------  -------  --------  -------  -------  -------
Statement of Operations
 Data:
Revenues................  $  6,174  $ 9,769  $12,901  $ 10,592  $14,020  $ 9,403  $20,038
Expenses:
 Lease operating
  expenses and
  production taxes......     1,030    1,615    2,316     2,822    3,591    2,008    5,001
 Depreciation,
  depletion and
  amortization..........     1,786    3,788    4,863     4,094    4,744    3,550    4,227
 Exploration............       193    1,149    3,206     6,010    1,656    1,295    2,084
 Impairment of oil and
  natural gas
  properties............       157       --      550     1,076      465       --       --
 Interest...............     1,132      828    1,416     1,910    2,811    1,678    3,696
 General and
  administrative........       739    2,095    2,627     2,399    1,990    1,617    1,712
 Preferred dividend
  requirements of a
  subsidiary(1).........        --       --       --        --       73       --       38
                          --------  -------  -------  --------  -------  -------  -------
   Total costs and
    expenses............     5,037    9,475   14,978    18,311   15,330   10,148   16,758
                          --------  -------  -------  --------  -------  -------  -------
 Gain (loss) on sale of
  assets................        --       88      688         4     (519)    (519)     307
                          --------  -------  -------  --------  -------  -------  -------
Income (loss) before
 income taxes...........     1,137      382   (1,389)   (7,715)  (1,829)  (1,264)   3,587
 Income tax provision
  (2)...................        --       --       --        --       --       --   (1,655)
 Extraordinary item--
  early extinguishment
  of debt...............       483       --       --        --       --       --       --
                          --------  -------  -------  --------  -------  -------  -------
Net income (loss).......  $    654  $   382  $(1,389) $ (7,715) $(1,829) $(1,264) $ 5,242
Preferred stock
 dividends..............       255      645    1,205     1,256    1,249      942      887
                          --------  -------  -------  --------  -------  -------  -------
Net income (loss)
 applicable to common
 stock..................  $    399  $  (263) $(2,594) $ (8,971) $(3,078) $(2,206) $ 4,355
                          ========  =======  =======  ========  =======  =======  =======
Basic income (loss) per
 common share(3)........        --  $ (0.05) $ (0.50) $  (1.71) $ (0.58) $ (0.42) $  0.49
                          ========  =======  =======  ========  =======  =======  =======
Diluted income (loss)
 per common share(3)....        --  $ (0.05) $ (0.50) $  (1.71) $ (0.58) $ (0.42) $  0.35
                          ========  =======  =======  ========  =======  =======  =======
Average common shares
 outstanding--basic(3)..     3,465    5,226    5,229     5,243    5,288    5,262    8,873
                          ========  =======  =======  ========  =======  =======  =======
Average common shares
 outstanding--
 diluted(3).............     3,465    5,226    5,229     5,243    5,288    5,262   15,050
                          ========  =======  =======  ========  =======  =======  =======
Other Data:
Adjusted EBITDA(4)......  $  4,405  $ 6,058  $ 7,958  $  5,371  $ 8,366  $ 5,778  $13,287
Net cash provided by
 (used in) operating
 activities.............     3,579    4,373    6,633     4,517    1,065   (1,075)   9,480
Net cash provided by
 (used in) investing
 activities.............     8,877   (4,163)  (6,007)  (14,959)  (6,407)  (5,341) (11,522)
Net cash provided by
 (used in) financing
 activities.............   (12,553)    (479)    (177)    9,744   11,176   12,366   (1,856)
Capital
 expenditures(5)........       650    4,226    9,941    15,008    6,657    5,581   11,982

                                      At December 31,                  At
                          --------------------------------------- September 30,
                           1995    1996    1997    1998    1999       2000
                          ------- ------- ------- ------- ------- -------------
Balance Sheet Data:
Cash and cash
 equivalents............  $   613 $   345 $   793 $    96 $ 5,929    $2,030
Net property and
 equipment (successful
 efforts method)(6).....   14,146  14,318  32,466  39,796  46,048    52,162
Total assets............   22,383  22,399  37,538  44,037  56,259    63,259
Current portion of long-
 term debt..............       --      --      --  29,500   3,600     3,600
Long-term debt(7).......    9,750  10,000  18,500      --  33,353    20,265
Total stockholder's
 equity.................    9,663   9,135  14,333   4,959   6,411    27,697

--------
(1) In February 2000, all of the holders of the preferred units of our subsidiary converted their preferred units into 1,533,333 shares of our common stock.
(2) We recorded a net deferred tax asset of $1.6 million in the nine months ended September 30, 2000 based on projections for generating sufficient taxable income prior to the expiration of net operating loss carryforwards. We did not reflect any provision for income taxes in the 1996 to 1999 periods due to the generation of net operating loss carryforwards or the use of available net operating loss carryforwards to offset taxable income. Valuation allowances were established for the net operating loss carryforwards based on the evidence considered in the assessment of the likelihood of utilizing the net operating loss carryforwards.
(3) We did not include a provision for income taxes in the consolidated statements of operations for the period from January 1, 1995 through August 14, 1995 for the operations of La/Cal Energy Partners, one of our predecessor companies, due to La/Cal being a partnership and income taxes were the responsibility of the individual partners of La/Cal. Certain unaudited pro forma information relating to the Company's results of operations in 1995 had La/Cal been a corporation, follows:

                                                                         1995
                                                                        ------
   Pro forma information (unaudited):
    Income before extraordinary item and income taxes.................  $1,137
    Pro forma income taxes............................................     403
                                                                        ------
                                                                           734
    Extraordinary item--early extinguishment of debt..................    (483)
                                                                        ------
    Pro forma net income..............................................     251
    Preferred stock dividends.........................................    (255)
                                                                        ------
    Pro forma earnings available to common stock......................  $   (4)
                                                                        ======
   Pro forma income before extraordinary item per average common share.............................................................  $ 0.14
                                                                        ======
   Pro forma extraordinary item per average common share..............  $(0.14)
                                                                        ======
   Pro forma basic and diluted earnings (loss) per average common
    share.............................................................      --
   Pro forma average common shares outstanding........................   3,465
                                                                        ======

(4) Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, impairment of oil and natural gas properties, gains or losses on sales of assets, preferred dividend requirements of a subsidiary and exploration expense. Adjusted EBITDA is not a calculation based on generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Our adjusted EBITDA calculation may not be comparable to other similarly titled measures reported by other companies. We have presented Adjusted EBITDA because of its wide acceptance as a financial indicator and usefulness in assessing our funds available to finance our activities.
(5) We include our acquisitions of oil and natural gas properties within this classification.
(6) Net of depreciation, depletion and amortization associated with such property and equipment.
(7) We restructured the debt under our bank credit facility during 1999 to allow reclassification from current to long-term. This item also includes $12,000,000 of convertible notes issued by two of our subsidiaries during 1999. These notes were converted into shares of our common stock in August 2000.

                      PRO FORMA AS ADJUSTED FINANCIAL DATA

                     (in thousands, except per share data)

   The following unaudited condensed pro forma as adjusted financial information consists of our unaudited condensed pro forma as adjusted consolidated statement of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000, and our unaudited condensed pro forma as adjusted consolidated balance sheet as of September 30, 2000. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus. The pro forma information gives effect to our most recent private placement of common stock in October 2000 and the conversion of our subsidiaries' notes into shares of our common stock in August 2000. The unaudited pro forma as adjusted information additionally illustrates the impact of this offering and the exchange of our Series B preferred stock, which is to occur simultaneously with the offering, for shares of our common stock. These adjustments are reflected as if these transactions were consummated as of January 1, 1999 for purposes of the statement of operations data and as of September 30, 2000 for purposes of the balance sheet data unless such transactions actually occurred prior to such date. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the transactions been consummated as of the beginning of the periods presented.

Unaudited Condensed Pro Forma As Adjusted Consolidated Statement of Operations

                                Year Ended December 31, 1999
                   --------------------------------------------------------
                               Pro Forma     Pro                 Pro Forma
                   Historical Adjustments   Forma   Adjustments As Adjusted
                   ---------- -----------  -------  ----------- -----------
Revenues.........   $14,020                $14,020                $14,020
Expenses:
 Lease operating
  expenses and
  production
  taxes..........     3,591                  3,591                  3,591
 Depreciation,
  depletion and
  amortization...     4,744                  4,744                  4,744
 Exploration.....     1,656                  1,656                  1,656
 Impairment of
  oil and natural
  gas
  properties.....       465                    465                    465
 Interest
  expense........     2,811      $(503)(2)   2,308                  2,308
 General and
  administrative..    1,990                  1,990                  1,990
 Preferred
  dividend
  requirements of
  a subsidiary...        73                     73                     73
                    -------                -------                -------
 Total costs and
  expenses.......    15,330                 14,827                 14,827
                    -------                -------                -------
 Gain/(Loss) on
  sale of
  assets.........      (519)                  (519)                  (519)
                    -------                -------                -------
Income (loss)
 before income
 taxes...........    (1,829)                (1,326)                (1,326)
 Income tax
  provision......        --                     --                     --
                    -------                -------                -------
Net income
 (loss)..........   $(1,829)               $(1,326)               $(1,326)
                    -------                -------                -------
Preferred stock
 dividends (1999
 amounts in
 arrears)........     1,249                  1,249      612 (3)       637
                    -------                -------                -------
Net income (loss)
 applicable to
 common stock....   $(3,078)               $(2,575)               $(1,963)
                    =======                =======                =======
Basic income
 (loss) per
 common share....   $ (0.58)                                      $ (0.14)
                    =======                                       =======
Diluted income
 (loss) per
 common share....   $ (0.58)                                      $ (0.14)
                    =======                                       =======
Average common
 shares
 outstanding--
 basic (1).......     5,288                                        13,773
                    =======                                       =======
Average common
 shares
 outstanding--
 diluted (1).....     5,288                                        13,773
                    =======                                       =======
                            Nine Months Ended September 30, 2000
                   ---------------------------------------------------------
                               Pro Forma      Pro                 Pro Forma
                   Historical Adjustments    Forma   Adjustments As Adjusted
                   ---------- ------------- -------- ----------- -----------
Revenues.........   $20,038                 $20,038                $20,038
Expenses:
 Lease operating
  expenses and
  production
  taxes..........     5,001                   5,001                  5,001
 Depreciation,
  depletion and
  amortization...     4,227                   4,227                  4,227
 Exploration.....     2,084                   2,084                  2,084
 Impairment of
  oil and natural
  gas
  properties.....        --                      --                     --
 Interest
  expense........     3,696     $(1,631)(2)   2,065                  2,065
 General and
  administrative..    1,712                   1,712                  1,712
 Preferred
  dividend
  requirements of
  a subsidiary...        38                      38                     38
                   ----------               --------             -----------
 Total costs and
  expenses.......    16,758                  15,127                 15,127
                   ----------               --------             -----------
 Gain/(Loss) on
  sale of
  assets.........       307                     307                    307
                   ----------               --------             -----------
Income (loss)
 before income
 taxes...........     3,587                   5,218                  5,218
 Income tax
  provision......    (1,655)                 (1,655)                (1,655)
                   ----------               --------             -----------
Net income
 (loss)..........   $ 5,242                 $ 6,873                $ 6,873
                   ----------               --------             -----------
Preferred stock
 dividends (1999
 amounts in
 arrears)........       887                     887      409(3)        478
                   ----------               --------             -----------
Net income (loss)
 applicable to
 common stock....   $ 4,355                 $ 5,986                $ 6,395
                   ==========               ========             ===========
Basic income
 (loss) per
 common share....   $  0.49                                        $  0.38
                   ==========                                    ===========
Diluted income
 (loss) per
 common share....   $  0.35                                        $  0.32
                   ==========                                    ===========
Average common
 shares
 outstanding--
 basic (1).......     8,873                                         16,829
                   ==========                                    ===========
Average common
 shares
 outstanding--
 diluted (1).....    15,050                                         20,240
                   ==========                                    ===========

Unaudited Condensed Pro Forma As Adjusted Consolidated Balance Sheet

                                             As of September 30, 2000
                              ------------------------------------------------------------
                                                                  Pro Forma
                                          Pro Forma      Pro     As Adjusted    Pro Forma
                              Historical Adjustments    Forma    Adjustments   As Adjusted
                              ---------- -----------   --------  -----------   -----------
           ASSETS
Current assets
  Cash and cash
   equivalents..............   $  2,030    $4,650 (4)  $  6,680    $13,650 (5)  $ 20,330
  Accounts receivable
    Trade and other.........      1,108                   1,108                    1,108
    Accrued oil and gas
     revenue................      4,797                   4,797                    4,797
  Prepaid insurance and
   other....................        148                     148                      148
                               --------                --------                 --------
Total current assets........      8,083                  12,733                   36,279
Net property and equipment..     52,162                  52,162                   52,162
Restricted cash.............      1,030                   1,030                    1,030
Deferred taxes benefit......      1,655                   1,655                    1,655
Other investments and
 deferred charges...........        329                     329                      329
                               --------                --------                 --------
    Total assets............   $ 63,259                $ 67,909                 $ 81,559
                               ========                ========                 ========

LIABILITIES AND STOCKHOLDERS
           EQUITY
Current liabilities
  Current portion of long-
   term debt................   $  3,600                $  3,600                 $  3,600
  Accounts payable..........      5,064                   5,064                    5,064
  Accrued liabilities.......      1,242                   1,242                    1,242
  Current portion other
   noncurrent liabilities...      1,240                   1,240                    1,240
                               --------                --------                 --------
    Total current
     liabilities............     11,146                  11,146                   11,146
Long-term debt..............     20,265                  20,265                   20,265
Other non-current
 liabilities................      4,151                   4,151                    4,151
Stockholders' equity:
  Preferred stock Series A..        796                     796                      796
  Preferred stock Series B..        661                     661       (661)(3)        --
  Common stock..............      2,463       200 (4)     2,663        600 (5)     3,501
                                                                       238 (3)
  Additional paid-in
   capital..................     34,894     4,450 (4)    39,344     13,050 (5)    52,817
                                                                       423 (3)
  Accumulated deficit.......    (11,117)                (11,117)                 (11,117)
                               --------                --------                 --------

  Total stockholders'
   equity...................     27,697                  32,347                   45,997
                               --------                --------                 --------
    Total liabilities and
     stockholders' equity...   $ 63,259                $ 67,909                 $ 81,559
                               ========                ========                 ========

--------
(1) We computed pro forma basic net income (loss) per common share by dividing pro forma income applicable to common stock by the pro forma weighted average shares of common stock outstanding of 13,773,168 for the year ended December 31, 1999 and 16,829,088 for the nine months ended September 30, 2000. We did not include outstanding warrants and options considered common stock equivalents in the 1999 calculation because their effect would be antidilutive. The following table reconciles the weighted-average shares outstanding used for the computations used in the 1999 and 2000 periods:

                                                                    Nine months
                                                       Year ended      ended
                                                      December 31, September 30,
                                                          1999         2000
                                                      ------------ -------------
   Historical basic method...........................   5,288,011    8,873,159
   Private placement of 1,000,000 shares.............   1,000,000    1,000,000
   Exchange of Series B preferred stock..............   1,189,510    1,189,510
   Conversion of our subsidiaries' notes.............   3,295,647    2,766,419
   Offering..........................................   3,000,000    3,000,000
                                                       ----------   ----------
   Pro forma basic method............................  13,773,168   16,829,088
   Dilutive stock warrants...........................          --    2,757,535
   Dilutive stock options............................          --      653,787
                                                       ----------   ----------
   Diluted method....................................  13,773,168   20,240,410
                                                       ==========   ==========

(2) Our subsidiaries' notes were converted into 3,295,647 shares of common stock in August 2000, which includes 60,000 shares issued as an underwriting fee. The interest adjustment on the statement of operations represents the elimination of amortization of deferred financing costs of $109,088 and $300,292, interest expense of $251,154 and $973,631, based on the aggregate principal amounts of the notes of $12.0 million at an annual interest rate of 8.0%, and amortization of discount on the notes of $142,500 and $357,016, for the 1999 and 2000 periods respectively.
(3) The balance sheet adjustment represents the conversion of the Series B preferred stock into 1,189,510 shares of common stock based on a conversion factor of 1.8 shares of common stock for each share of Series B preferred stock. The adjustment to the statement of operations represents the elimination of dividends associated with the Series B preferred stock. The conversion premium in excess of the terms per the original preferred stock issuance is valued at $2,263,374. We have not made an adjustment in the pro forma statement of operations for this one-time charge; however, we will reflect it as preferred stock dividends at the date of conversion to arrive at net income applicable to common stock.
(4) This adjustment reflects our most recent private placement of 1,000,000 shares of common stock at $5.00 per share, including payment of underwriters' fee totaling $350,000.
(5) This adjustment represents proceeds of this offering, based on a price of $5.00 per share on 3,000,000 shares, and after payment of estimated offering expenses and commissions totaling $1,350,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   We are an independent oil and natural gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties in the transition zone of south Louisiana and in north Louisiana, the Gulf Coast of Texas and East Texas.

   We were created by the combination of Patrick Petroleum Company ("Patrick") and La/Cal Energy Partners, a partnership in which we had a controlling interest ("La/Cal"), in August 1995. The combination was a reverse merger in which our current management gained control of the combined company, renamed it Goodrich Petroleum Corporation and assumed Patrick's New York Stock Exchange listing.

   We use the successful efforts method of accounting for exploration and development expenses. Costs of exploratory drilling are initially capitalized, but if proved reserves are not found, the costs are subsequently expensed. All other exploratory costs are charged to expense as incurred. Development and leasehold costs are capitalized, including the costs of unsuccessful development wells. When proved reserves are found on an undeveloped property, leasehold cost is reclassified from undeveloped leases to proved oil and natural gas properties. Significant undeveloped leases are reviewed periodically and a valuation allowance is provided for any estimated decline in value. Cost of all other undeveloped leases is amortized over the estimated average holding period of the leases.

   We have adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, in which an impairment is determined to have occurred and a loss is recognized when the difference between future cash inflows expected to be generated by an identifiable long-lived asset and cash outflows expected to be required to obtain those cash inflows is less than the carrying value of the asset. Depletion and depreciation of producing oil and natural gas properties is calculated using the unit-of-production method. Proved developed reserves are used to compute unit rates for unamortized tangible and intangible development costs, and proved reserves are used for unamortized leasehold costs. Estimated dismantlement, abandonment and site restoration costs, net of salvage value, are considered in determining depreciation and depletion provisions.

Results of Operations

 Nine months ended September 30, 2000 versus nine months ended September 30,
 1999

   Total revenues for the nine months ended September 30, 2000 were $20,038,000 compared with $9,403,000 for the nine months ended September 30, 1999 due to an increase in commodity prices and higher oil and natural gas production. Oil and natural gas sales were reduced by $1,763,000 in the nine months ended September 30, 2000 as a result of hedging activity.

   The following table reflects the production volumes and pricing information for the periods presented:

                                  Nine Months Ended        Nine Months Ended
                                  September 30, 1999       September 30, 2000
                               ------------------------ ------------------------
                               Production Average Price Production Average Price
                               ---------- ------------- ---------- -------------
   Natural gas (Mcf).......... 2,239,634     $ 2.25     2,453,378     $ 3.57
   Oil (Bbls).................   287,159     $14.47       435,607     $25.02

   Lease operating expense and production taxes were $5,001,000 for the nine months ended September 30, 2000, versus $2,008,000 for the nine months ended September 30, 1999, due primarily to higher oil and natural gas sales and additional costs associated with the Lafitte, Burrwood and West Delta fields. Production taxes are calculated as a percentage of revenue from oil and gas sales. Higher commodity prices and sales resulted in an increase in our production taxes of approximately $1.0 million from period to period. Our increase in lease operating expense also reflects expenses from our Lafitte property of $653,000 in the first nine months of this year and expenses from our Burrwood/West Delta property of $725,000 in the first nine months of this year. The prior period does not include any expense relating to these properties.

   Depletion, depreciation and amortization was $4,227,000 for the nine months ended September 30, 2000, versus $3,550,000 for the nine months ended September 30, 1999, due to increased capitalized costs and higher production volumes.

   Exploration expense for the nine months ended September 30, 2000 was $2,084,000 versus $1,295,000 for the same period of 1999, due primarily to seismic costs of $796,000 in the current period compared to $51,000 in the prior period. Additionally, leasehold amortization and dry hole costs amounted to $763,000 and $158,000, respectively, for the nine months ended September 30, 2000 versus $841,000 and $68,000 for the same period in 1999.

   Interest expense was $3,696,000 in the nine months ended September 30, 2000 compared to $1,678,000 in the nine months ended September 30, 1999 due to higher average debt outstanding. The 2000 amount includes $845,000 of non cash expenses associated with the amortization of financing costs and warrants issued in connection with the September 1999 private placement and amortization of the discount associated with the production payment liability recorded in connection with the Lafitte field acquisition.

   General and administrative expenses amounted to $1,711,000 in the nine months ended September 30, 2000 compared to $1,617,000 in the nine months ended September 30, 1999.

   We recorded a gain on the sale of certain non-core oil and natural gas properties of $307,000 for the nine months ended September 30, 2000. We incurred a loss on the sale of marketable equity securities of $519,000 for the nine months ended September 30, 1999.

   On September 29, 2000, we paid an aggregate of approximately $1.8 million of dividend arrearages and $296,000 of regular quarterly dividends on our outstanding series of preferred stock. These payments brought us current as to dividends on both series of preferred stock.

 Year ended December 31, 1999 versus year ended December 31, 1998

   Total revenues in 1999 amounted to $14,021,000 and were $3,429,000 higher than total revenues in 1998, due primarily to higher oil and natural gas revenues. Oil and natural gas sales were $3,898,000 higher due to higher oil and natural gas prices, higher oil and natural gas production volumes and additional oil volumes associated with the Lafitte field acquisition in September 1999.

                                      Year Ended               Year Ended
                                  December 31, 1998        December 31, 1999
                               ------------------------ ------------------------
                               Production Average Price Production Average Price
                               ---------- ------------- ---------- -------------
   Natural gas (Mcf).......... 2,782,825     $ 2.18     2,930,655     $ 2.41
   Oil (Bbls).................   316,768     $11.88       394,442     $16.88

   Lease operating expense and production taxes were $3,592,000 for 1999 compared to $2,822,000 for 1998, or $770,000 higher substantially due to costs related to the Lafitte field properties. Depletion, depreciation and amortization was $4,744,000 in 1999 versus $4,094,000 in 1998, or $650,000 higher due to increased oil and natural gas production, including volumes associated with the Lafitte field properties.

   We incurred $1,656,000 of exploration expense in 1999 compared to $6,010,000 in 1998. Included in the 1999 exploration expense is $120,000 of costs related to dry holes during the period versus $3,684,000 of such costs related to dry holes in 1998.

   We recorded an impairment in the recorded value of certain oil and natural gas properties in 1999 in the amount of $465,000 due to the complete depletion of the reserves on three one-well non-core fields. This compares to an impairment of $1,076,000 recorded in 1998 as the result of two non-core fields depleting earlier than originally anticipated.

   Interest expense was $2,811,000 in 1999 compared to $1,910,000 (47% higher) in 1998 due to our having higher average debt outstanding as a result of the September 23, 1999 private placement and a higher effective interest rate in 1999 compared to 1998. The 1999 effective interest rate includes amortization of financing costs and non-cash expense due to the amortization of the discount on the 1999 private placement.

   General and administrative expenses amounted to $1,990,000 for 1999 versus $2,399,000 in 1998.

   During 1999, no preferred stock dividends were declared; however, dividends on both of our series of preferred stock did accumulate to an amount equal to $1,249,000 for 1999. We also accrued non-cash dividends on preferred units issued by a subsidiary of $73,000, which is reflected as preferred dividends of subsidiary in the statement of operations for 1999.

 Year ended December 31, 1998 versus year ended December 31, 1997

   Total revenues in 1998 amounted to $10,592,000 and were $2,309,000 lower than total revenues in 1997 due to lower oil and natural gas revenues and the loss of revenues from a pipeline joint venture. Oil and natural gas sales were $1,515,000 lower due primarily to lower oil and natural gas prices, partially offset by higher production volumes. We had no revenues from the pipeline joint venture in 1998 compared to $1,078,000 in 1997 due to the sale of the asset in the fourth quarter of 1997.

   The following table reflects the production volumes and pricing information for the periods presented:

                                      Year Ended               Year Ended
                                  December 31, 1997        December 31, 1998
                               ------------------------ ------------------------
                               Production Average Price Production Average Price
                               ---------- ------------- ---------- -------------
   Natural gas (Mcf).......... 2,449,320     $ 2.55     2,782,825     $ 2.18
   Oil (Bbls).................   282,380     $18.06       316,768     $11.88

   Lease operating expense and production taxes were $2,822,000 for 1998 compared to $2,316,000 for 1997, or $506,000 higher, due primarily to Goodrich not incurring, in the 1997 period, ad valorem taxes related to the La/Cal II properties that were the responsibility of the La/Cal II partners. Additionally, the 1998 period includes eight additional producing wells and twelve months of lease operating expense and production taxes for the La/Cal II properties, compared to eleven months for 1997, due to the effective date of the acquisition being January 31, 1997. Depletion, depreciation and amortization was $4,094,000 in 1998 versus $4,863,000 in 1997, or $769,000 lower, substantially due to no amortization of the pipeline joint venture in 1998 compared to $741,000 in 1997.

   We incurred $6,010,000 of exploration expense in 1998 compared to $3,206,000 in 1997. Included in the 1998 exploration expense is $3,684,000 of costs related to dry holes during the period versus $2,342,000 of such costs in 1997.

   We recorded an impairment in the recorded value of certain oil and natural gas properties in 1998 in the amount of $1,076,000 due to lower oil prices and higher than expected depletion rates. This compares to an impairment of $550,000 recorded in 1997.

   Interest expense was $1,910,000 in 1998 compared to $1,417,000 (35% higher) in 1997 due to our having higher average debt outstanding, slightly offset by a lower effective interest rate in 1998 compared to 1997.

   General and administrative expenses amounted to $2,399,000 for 1998 versus $2,628,000 in 1997.

   Our preferred stock dividends amounted to $1,256,000 for 1998 compared to $1,205,000 in 1997, or $51,000 higher, due to twelve months of dividends being paid on our Series B Preferred Stock in the current year versus eleven months in the prior year.

Liquidity and Capital Resources

   Net cash provided by operating activities was $9,480,000 in the nine months ended September 30, 2000 compared to net cash used in operating activities of $1,075,000 in the nine months ended September 30, 1999.

   Net cash used in investing activities totaled $11,522,000 for the nine months ended September 30, 2000 compared to $5,341,000 in 1999. The nine months ended September 30, 2000 reflects capital expenditures totaling $10,783,000, cash paid in connection with the acquisition of oil and gas properties of $1,199,000 and proceeds from the sale of oil and gas properties of $460,000. The nine months ended September 30, 1999 reflects capital expenditures totaling $1,862,000, cash paid in connection with the acquisition of oil and gas properties of $3,719,000, and proceeds from the sales of marketable equity securities of $240,000.

   Net cash used in financing activities was $1,856,000 for the nine months ended September 30, 2000 as compared to net cash provided by financing activities of $12,366,000 in the prior year period. The 2000 amount includes proceeds from the issuance of common stock of $4,500,000, the exercise of stock purchase warrants and director options of $249,000 and the exercise of employee stock purchase warrants and options of $452,000. The 2000 amount was reduced for paydowns on the Company's credit line of $3,226,000, production payments of $453,000, debt issuance costs of $30,000 and changes in restricted cash of $1,030,000. The 1999 amount includes proceeds from the issuance of convertible notes of $12,000,000 and proceeds from the issuance of preferred stock of $3,000,000. The 1999 amount also includes debt financing costs of $1,134,000 and pay downs of $1,500,000 by the Company under its line of credit.

   Our current liabilities exceeded our current assets at September 30, 2000 by $3,063,000, which includes the current portion of long-term debt under our credit facility of $3,600,000. Current liabilities also include the estimated current portion of production payments to be netted from the Company's Lafitte field production. Based on operating cash flow and alternative sources for funding capital expenditures, including the October 2000 private placement of common stock, the Company expects to be able to meet its current obligations as they become due.

   Net cash provided by operating activities was $1,065,000 for the year ended December 31, 1999 compared to $4,517,000 for the same period in 1998 and $6,633,000 for the same period in 1997. Our net cash flow provided by operating activities decreased in 1999 due to the use of part of the proceeds from our private placement of securities in 1999 to pay down accounts payable by $5,052,000.

   Net cash used in investing activities amounted to $6,407,000 in 1999 compared to $14,959,000 in 1998 and $6,007,000 in 1997. The amount for the year ended December 31, 1999 is principally composed of cash paid in connection with the purchase of our Lafitte property for $4,100,000 and exploration and drilling capital expenditures of $2,557,000 primarily in the Lafitte and Second Bayou fields. Net cash used in investing activities for the year ended December 31, 1998 is principally composed of cash paid for exploration and drilling capital expenditures of $14,879,000. Net cash used in investing activities for the year ended December 31, 1997 reflects non-acquisition capital expenditures of $7,866,000 and cash paid in connection with the purchase of oil and natural gas properties of $2,075,000. These amounts were offset by proceeds from the sale of our interest in the pipeline joint venture $3,564,000 and the sale of certain oil and natural gas properties located in Montana.

   Net cash provided by financing activities was $11,176,000 in 1999 and $9,744,000 in 1998, compared to net cash used in financing activities of $177,000 in 1997. The 1999 amount includes proceeds from the issuance of convertible notes of $12,000,000 and proceeds from the issuance of preferred stock of $3,000,000. The amount also includes debt financing costs of $1,303,000 and paydowns of $2,409,000 of our bank credit facility. The 1999 period reflects no preferred dividends. The 1998 amount includes the borrowing of $11,500,000 by us under our line of credit offset by paydowns during the year of $500,000. Preferred stock dividends in 1998 amounted to $1,256,000. The 1997 amount includes the borrowing of $9,000,000 by us under our line of credit, which was used to pay off the debt assumed in our acquisition of La/Cal II, L.P. Acquisition and to pay the cash portion of the purchase price. The 1997 amount also includes other borrowings of $3,000,000 against our line of credit, offset by paydowns during the year of $3,500,000 and the payoff of La/Cal II debt of $7,464,000. Preferred stock dividends in 1997 amounted to $1,205,000.

 Bank Credit Facility

   Our credit facility with Compass Bank currently provides for a borrowing base of $27,100,000, subject to monthly reductions of $300,000. On September 30, 2000, the amount outstanding under our credit facility was $23,865,000. Subsequent payments have reduced the outstanding balance to $22,965,000. Substantially all of our assets are pledged to secure our existing credit facility. We expect to repay approximately $13.7 million of the amount outstanding under our credit facility with the proceeds of this offering. After application of the proceeds from this offering, the remaining balance under our credit facility will be approximately $9.3 million. The maturity date under our credit facility is November 1, 2001. Interest on our credit facility is at the Compass Bank Index Rate plus 5/8%, or approximately 10.25% at September 30, 2000.

   Prior to the closing of this offering, we will amend our credit facility with Compass Bank to increase its size to $50.0 million of aggregate borrowing capacity with an initial borrowing base of $30.0 million. The borrowing base will be subject to semi-annual redetermination based upon a review of our reserves. In addition, the borrowing base will decrease to $23.8 million as of February 1, 2001, and be reduced monthly thereafter. On April 1, 2000, the date of our first borrowing base redetermination, the borrowing base will be $21.3 million. Interest under our credit facility will accrue at a rate calculated at our option as either the Compass Bank prime rate, or LIBOR plus an applicable margin that increases as the amount outstanding under the facility increases.

   Substantially all of our assets will be pledged to secure our amended credit facility. The credit facility will mature on April 1, 2003. Prior to maturity, no payments of principal are required so long as the borrowing base exceeds the credit facility balance. Interest is payable monthly. Our credit facility restricts us from declaring or paying dividends on our common stock without our lender's consent.

 Recent Financing Transactions

   On September 28, 2000, we received irrevocable commitments to purchase 1,000,000 shares of our common stock. In October 2000, we completed the sale of these shares for gross proceeds of $5.0 million.

   In September 2000, we paid an aggregate of approximately $1.8 million of dividend arrearages and $296,000 of regular quarterly dividends on our Series A and Series B preferred stock. These payments, including the dividends declared and paid in December, brought us current on our dividend payments on both of our series of preferred stock.

   We have reached agreement with all of the holders of our Series B preferred stock to exchange each share of Series B preferred stock for 1.8 shares of our common stock. The exchange offer is contingent upon and will close concurrently with this offering. We will issue 1,189,510 shares of our common stock as a result of the exchange.

   In August 2000, we issued 3,295,647 shares of our common stock in connection with the conversion of convertible notes issued by two of our subsidiaries. The convertible notes had outstanding principal and accrued interest of $12.9 million at the time of conversion.

   In February 2000, we completed a private placement of 1,533,333 shares of our common stock resulting in gross proceeds of $4.5 million.

 Commitments and Contingencies

   In connection with the Burrwood and West Delta acquisitions, we secured a performance bond and established an escrow account to be used for the payment of obligations associated with the plugging and abandonment of the wells, salvage and removal of platforms and related equipment, and the site restoration of the fields. Required escrowed outlays include an initial cash payment of $750,000 and monthly cash payments of $70,000 beginning June 1, 2000 and continuing until June 1, 2005. In addition, as part of the purchase agreement, we have agreed to shoot a 3-D seismic survey over the fields by June 30, 2001 or remit payment to the seller in the amount of $3.5 million. The cost of the seismic study is expected to be approximately $2.4 million and we have already paid $1.2 million of this amount.

   The U.S. Environmental Protection Agency has identified us as a potentially responsible party for the cost of clean-up of "hazardous substances" at an oil field waste disposal site in Vermilion Parish, Louisiana. We have estimated that the remaining cost of long-term clean-up of the site will be approximately $3.5 million, with our percentage of responsibility estimated by the EPA to be approximately 3.05%. As of September 30, 2000, we have paid approximately $321,000 in costs related to this matter, and $122,500 has been accrued for the remaining liability. These costs have not been discounted to their present value. The EPA and the potentially responsible parties will continue to evaluate the site and revise estimates for the long-term clean-up of the site. There can be no assurance that the cost of clean-up and our percentage of responsibility will not be higher than currently estimated. In addition, under the federal environmental laws, the liability costs for the clean-up of the site is joint and several among all potentially responsible parties. Therefore, the ultimate cost of the clean up to us could be significantly higher than the amount presently estimated or accrued for this liability.

Accounting Changes

   The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1997. This statement established accounting and reporting standards for derivative instruments and hedging activities. Effective January 1, 2001, we must recognize the fair value of all derivative instruments as either assets or liabilities in our consolidated balance sheet. A derivative instrument meeting certain conditions may be designated as a hedge of a specific exposure; accounting for changes in a derivative's fair value will depend on the intended use of the derivative and the resulting designation. Any transition adjustments resulting from adopting this statement will be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. As described under the heading "Quantitative and Qualitative Disclosures About Market Risk" below, we make use of derivative instruments to hedge specific market risks. We have not yet determined the effects that SFAS No. 133 will have on our future consolidated financial statements or the amount of the cumulative adjustment that will be made upon adopting this new standard.

Quantitative and Qualitative Disclosures About Market Risk

 Debt and Debt-Related Derivatives

   We are exposed to interest rate risk on our long-term debt with variable interest rates. As of September 30, 2000 the interest rate on our long-term debt was 10.25%. Based on the overall interest rate exposure on our variable rate debt of $23.9 million at September 30, 2000, a hypothetical 2% increase in the interest rates would increase our interest expense by approximately $477,000 per year.

 Hedging Activity

   We enter into futures contracts or other hedging arrangements from time to time to manage the commodity price risk for a portion of our production. We consider these to be hedging activities and, as such, monthly settlements on these contracts are reflected in our oil and natural gas sales. Our strategy, which is reviewed periodically by our board of directors, has been to hedge between 30% and 70% of our production. Most of our hedging arrangements are in the form of costless collars whereby a floor and a ceiling are fixed. It is our belief that the benefits of the downside protection afforded by these costless collars outweigh the costs we incur by losing potential upside when commodity prices increase. We have not adopted a formal policy with respect to hedging arrangements but intend to do so in accordance with accounting pronouncements. We do not expect our hedging policy or future hedging practice to differ materially from our historical practice--to hedge a portion of our production ranging from 30% to 70% in order to reduce the impact of short-term fluctuations in prices. We will not engage in speculative activity not supported by production.

   Our futures contract agreements provide for separate contracts tied to the New York Mercantile Exchange ("NYMEX") light sweet crude oil and natural gas futures contracts. We have contracts which contain specific price ranges or "collars" that are settled monthly based on the differences between the contract price or price ranges and the average NYMEX prices for each month applied to the related contract volumes. To the extent the average NYMEX price exceeds the contract price, we pay the difference, and to the extent the contract price exceeds the average NYMEX price, we receive the difference.

   As of September 30, 2000, our crude oil hedging contracts were as follows:

  . 350 Bbls of oil per day with a no cost collar of $19.00 and $21.00 per barrel through December 2000;

  . 150 Bbls of oil per day with a no cost collar of $18.20 and $20.20 per barrel through December 2000;

  . 500 Bbls of oil per day with a no cost collar of $25.00 to $32.40 per day from October 2000 through December 2000;

  . 500 Bbls of oil per day with a no cost collar of $20.00 and $28.40 per barrel from January 2001 through December 2001; and

  . 300 Bbls of oil per day with a no cost collar of $23.00 and $29.55 per barrel from January 2001 through December 2001.

   The fair value of the crude oil hedging contracts in place at September 30, 2000 would result, if not accounted for as hedges, in a liability of $496,000.

   At September 30, 2000, our natural gas hedging contracts were as follows:

  . 5,000 Mcf per day with a floor price of $2.50 per Mcf through October 2000; the cost of the "floor" contract hedge is $0.23 per Mcf over the "floor" price;

  . 6,500 MMBtu per day with a no cost collar of $3.70 and $4.53 per MMBtu from October 2000 through December 2000; and

  . 5,000 MMBtu per day with a no cost collar of $3.05 and $4.45 per MMBtu from January 2001 through December 2001.

   The fair value of the natural gas hedging contracts in place at September 30, 2000 would result, if not accounted for as hedges, in a liability of $970,000.

   We have the option to terminate our outstanding oil and natural gas hedging contracts by paying the amount of the liability. We do not anticipate terminating any of our open contracts.

   For the fourth quarter of 1999, we had 305,000 Mcf (44%) of our gas hedged. We received $2.41 per Mcf of gas during this period versus an average NYMEX gas price of $2.40. For the first quarter of 2000 we had 72,800 barrels (66%) of our oil hedged and 455,000 Mcf (64%) of our gas hedged. We received $24.18 per barrel of oil and $2.58 per Mcf during this period versus an average NYMEX price of $30.21 per barrel of oil and $2.57 per Mcf. For the second quarter of 2000, we had 85,000 barrels (56%) of our oil hedged and 455,000 Mcf (59%) of our gas hedged. We received $24.12 per barrel of oil and $3.74 per Mcf during this period versus an average NYMEX price of $28.64 per barrel of oil and $3.88 per Mcf. For the third quarter of 2000, we had 92,000 barrels (53%) of our oil hedged and 460,000 Mcf (48%) of our gas hedged. We received $26.33 per barrel of oil and $4.17 per Mcf during this period versus an average NYMEX price of $31.46 per barrel of oil and $4.29 per Mcf.

   In December 2000, we entered into three swap agreements with a third party covering 5,000 Mcf per day of our natural gas production in January, February and March 2001. The January swap agreement is at a price of $7.75 per Mcf, the February swap agreement is at a price of $7.42 per Mcf and the March swap agreement is at a price of $7.60 per Mcf. At the end of the month covered by each swap agreement, we will receive the difference between the price indicated above for that agreement and an agreed upon third-party index price if the index price is lower. If the index price is higher, we will pay the difference.

 Price Fluctuations and the Volatile Nature of Markets

   Despite the measures we have taken to attempt to control price risk, we remain subject to price fluctuations for oil and natural gas sold in the spot market. Prices received for natural gas sold in the spot market are volatile due primarily to seasonality of demand and other factors beyond our control. Oil and natural gas prices can change dramatically primarily as a result of the balance between supply and demand. The trend since 1998 has been upward, with our average natural gas price received for the quarter ending September 30, 2000 of $4.17 per Mcf, up from $2.41 per Mcf in 1999 and $2.18 per Mcf in 1998. Our average oil price received for the quarter ended September 30, 2000 was $26.33, up from our average price received of $16.88 in 1999 and $11.88 in 1998. There can be no assurance that prices will not decline from current levels. Declines in domestic oil and natural gas prices could have a material adverse effect on our financial position, results of operations and quantities of reserves recoverable on an economic basis.

                            BUSINESS AND PROPERTIES

   We are an independent oil and natural gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties in the transition zone of south Louisiana and in north Louisiana, the Gulf Coast of Texas and East Texas. We have been active in these regions since 1975 and have established extensive technical and operating experience in these areas.

   As of June 30, 2000, we had estimated proved reserves of approximately 30.7 Bcf of natural gas and 6.7 MMBbls of oil, or an aggregate of 71.0 Bcfe. Our proved reserves had a pre-tax PV-10 Value of $153.7 million and an after-tax Standardized Measure value of $116.2 million at June 30, 2000, based on pricing of $29.80 per Bbl of oil and $4.56 per Mcf of natural gas.

   We have an inventory of over 100 development, exploitation and exploration projects that we believe provides us with an opportunity to substantially increase our production and reserves. Our Burrwood, West Delta and Lafitte fields account for approximately 80% of our 2001 capital budget of $20.0 million. Our 2001 budget includes plans to drill approximately 18 new wells and conduct 15 workovers and recompletions on existing wells. Our capital expenditures for the first nine months of 2000 totaled $12.0 million, of which $1.2 million represents the net purchase price for our interests in the Burrwood and West Delta fields. Our production has already increased 67% to 2.0 Bcfe in the third quarter of 2000 from 1.2 Bcfe in the third quarter of 1999. There can be no assurance that we will be able to achieve additional production increases.

   Goodrich resulted from a business combination on August 15, 1995 between La/Cal Energy Partners and Patrick Petroleum Company. La/Cal was a privately held independent oil and gas partnership formed in July 1993 and engaged in the development, production and acquisition of oil and natural gas properties, primarily in south Louisiana. Patrick was a NYSE listed independent oil and gas company engaged in the exploration, production, development and acquisition of oil and natural gas properties in the continental United States.

   In January 1997, we acquired the oil and gas properties of La/Cal Energy Partners II and certain working interest owners for a purchase price of $16.5 million. The purchase price was comprised of $1.5 million in cash, the assumption of $7.5 million of long-term debt and the issuance of 750,000 shares of our Series B preferred stock with an aggregate liquidation value of $7.5 million.

   Our principal offices are located at 815 Walker, Suite 1040, Houston, Texas 77002. We currently have approximately 4,400 square feet leased through January, 2003 at an annual rate of $16.50 per square foot for 2000 escalating to $17.50 for 2001 and $18.50 for 2002. We also have offices in Shreveport, Louisiana. We have 16 employees. Our website is www.goodrichpetroleum.com. The information on our website is not part of this prospectus.

Our Strategy

   Our principal strategy is to increase production, cash flow and reserves through the acquisition and subsequent exploitation and development of mature properties, complimented by select exploration activities, in our core areas. We focus on fields that have multiple productive reservoirs with an established production history and infrastructure in place. Due to depletion, these fields tend to no longer be the focus of the seller's technical staff. By conducting our own exhaustive field studies prior to making an offer to acquire any such properties, we strive to achieve a superior technical understanding of the target property. Upon completion of an acquisition, we are generally prepared to implement operations designed to increase production, cash flow and reserves by drilling new wells and conducting workovers and recompletions of existing wells. Other elements of our near-term strategy include:

   Aggressively develop our Burrwood, West Delta and Lafitte fields. We plan to pursue 92 development and exploitation projects in our Burrwood, West Delta and Lafitte fields, 80% of which are scheduled for the next two years. This development and exploitation activity is already underway and will be accelerated with the liquidity we gain from this offering. In addition, we expect to complete a 41 square mile 3-D seismic survey over our Burrwood and West Delta fields by June 2001. We believe that this data will both further define our proved and developmental projects and allow us to pursue additional projects and deep prospects that we have not yet identified. The following table contains information with respect to certain near-term projects we have identified:

                                                               Capital       Actual/Estimated
Burrwood, West Delta and    Number         Reserve          Expenditures     First Production
     Lafitte Fields       of Projects   Classification   (in millions)(1)(2)     Date(2)
------------------------  ----------- ------------------ ------------------- ----------------
 Proved and
  Developmental.........       28      Proved Developed         $ 4.7           July 2000
                                        Non-Producing
                               14     Proved Undeveloped          7.9         September 2000
                               12       Developmental            11.3          August 2000
                              ---                               -----
  Subtotal..............       54                                23.9
                              ---                               -----
 Probable/Possible......       25          Probable              16.6         November 2000
                               13          Possible               4.5           March 2001
                              ---                               -----
  Subtotal..............       38                                21.1
                              ---                               -----
    Total...............       92                               $45.0
                              ===                               =====

--------
(1) Capital expenditures have been increased from those used in the June 30, 2000 reserve report to reflect current estimated costs.
(2) The dates and associated capital expenditures are based upon our present capital budget. Capital expenditures and commencement of any production from these projects will occur over an extended period commencing with the dates shown. Actual numbers of projects, amounts of capital expenditures and commencement of production will be dependent upon economic conditions affecting oil and gas prices and production costs as well as the results of drilling and development.

   Maintain our focus on south Louisiana. We will continue to concentrate our activities in our core areas, primarily the transition zone of south Louisiana. We have assembled a large inventory of technical data and expertise over the last 25 years, resulting in an approximate 70% drilling success rate and the achievement of production in over 70 fields in Louisiana. Over 78% of our proved reserves are in south Louisiana and more than 95% of our 2001 capital budget is dedicated to development and exploitation activities in the region. South Louisiana is highly attractive to us due to the availability of mature oil and natural gas properties with an established operating infrastructure, resulting in multiple opportunities for significant reserve and production gains through acquisitions and additional development and exploitation activities. We believe that our region-specific geological, engineering and production experience provides us with a competitive advantage to identify and complete additional acquisitions, development projects and exploitation projects in south Louisiana.

   Maintain significant operatorship. We currently operate 65% of our properties, providing us with control over the planning, incurrence and timing of many capital and operating expenditures. As operator of the Burrwood and West Delta fields, we intend to use the liquidity that we gain from this offering to accelerate the development and exploitation projects within these fields.

   Repeat our recent acquisition success. We recently acquired our interests in the Burrwood, West Delta and Lafitte fields for an aggregate purchase price of $10.1 million. Based on independent reserve engineering estimates and factoring in the estimated capital expenditures to develop these reserves, we expect an all-in finding cost of $0.71 per Mcfe for these properties. Since closing these acquisitions, we have increased field production of oil and natural gas at Lafitte by 100% to approximately 9,000 gross Mcfe per day and at Burrwood and West Delta by 144% to 11,000 gross Mcfe per day. These production increases, when coupled with additional production increases achieved in other fields, have allowed us to increase net daily production levels from approximately 12,800 Mcfe per day one year ago to approximately 22,000 Mcfe per day currently.

   We believe there will continue to be attractive opportunities to acquire properties in our core areas as major and large independent oil and natural gas companies continue to focus their resources away from mature properties in south Louisiana to the development of projects in the deep water Gulf of Mexico and in foreign countries. The acquisition opportunities that we pursue generally have the following characteristics:

  .  located in our core areas, particularly in south Louisiana;

  . significant cumulative production histories and low current production levels;

  . multiple productive reservoirs with complex geology and significant 3-D seismic applicability;

  .  numerous identified development projects; and,

  .  significant controlling interests and operatorship.

Oil and Natural Gas Operations and Properties

   The following table provides proved reserve information and pre-tax PV-10 Values for our oil and natural gas properties as of June 30, 2000:

                                            Net Proved                % of Total
                                             Reserves   PV-10 Value      PV-10
                    Field                    (MMcfe)   (in thousands)   Value
                    -----                   ---------- -------------- ----------
   Louisiana:
     Lafitte...............................   18,554      $ 40,732       26.5%
     Burrwood and West Delta...............   20,671        37,989       24.7
     Second Bayou..........................    5,552        15,043        9.8
     Pecan Lake............................    4,499        12,312        8.0
     Isle St. Jean Charles.................    2,821         8,337        5.4
     Other.................................    7,631        17,745       11.7
                                              ------      --------       ----
       Total Louisiana.....................   59,728       132,158       86.0
                                              ------      --------       ----
   Texas:
     Mary Blevins..........................    2,899         4,944        3.2
     Sean Andrew...........................    1,621         4,437        2.9
     Other.................................    6,332        11,628        7.6
                                              ------      --------       ----
       Total Texas.........................   10,853        21,010       13.7
                                              ------      --------       ----
   Other...................................      380           544        0.4
                                              ------      --------       ----
       Total...............................   70,961      $153,712        100%
                                              ======      ========       ====

 Louisiana

   The majority of our proved natural gas reserves are in the transition zone of the south Louisiana producing region. This region refers to the geographic area which covers the onshore and inland waters of south Louisiana, lying in the southern half of the state of Louisiana, one of the world's most prolific oil and natural gas producing sedimentary basins. The region generally contains sedimentary sandstones, which are of high qualities of porosity and permeabilities. There is a myriad of types of reservoir traps found in the region. These traps are generally formed by faulting, folding and subsurface salt movement or a combination of one or more of these.

   The formations found in the southern Louisiana producing region range in depth from 1,000 to 20,000 feet below the surface. These formations range from the Sparta and Frio formations in the northern part of the region to Miocene and Pleistocene formations in the southern part of the region. Our production comes predominately from Miocene and Frio age formations.

   Lafitte Field. The Lafitte field is located in Jefferson Parish, Louisiana and was discovered in 1935 by Texaco. The Lafitte field is a large, north-south elongated salt dome anticline feature. The productive sands are Miocene and Pliocene age sands ranging in depth from 3,000 feet to approximately 12,000 feet. There are currently 30 active producing wells in the field. Average daily production for September 2000 was 1,504 gross (570 net) barrels of oil and 627 gross (231 net) Mcf of gas.

   In September 1999, we acquired an approximate 49% interest in the Lafitte field with regards to the field's leases, surface facilities and equipment and an approximate 45% average interest in the 31 active producing wells. In November 1999, we acquired additional interests, resulting in an approximate field-wide interest of 49%. The field met all of our acquisition criteria, including being owned by a major oil and gas company who did not view the field as a core property. Additionally, the Lafitte field had over 30 defined productive reservoirs, a large cumulative production history of 1,890 Bcfe, a large acreage position of over 8,000 acres and then current production of approximately 4,500 Mcfe per day. After a thorough evaluation of the field, we identified 45 projects that we believed would increase production. We have already drilled one new well and performed five workovers and recompletions, increasing our production from 4,500 Mcfe per day to approximately 9,000 Mcfe per day currently. We have identified approximately 40 projects remaining to exploit in the field. Stone Energy operates this field. See "Risk Factors--If we are unable to resolve our dispute with the co-owner of the Lafitte field, our ability to evaluate our participation in the development of this property could be materially adversely affected."

   Burrwood and West Delta Fields. The Burrwood and West Delta fields were discovered in 1955 by Chevron. The fields lie upthrown to a large down-to-the-southeast growth fault system with the structure striking northeast-southwest and dipping northwestward in a counter-regional direction. The productive sands are Miocene and Pliocene age sands ranging in depth from 6,300 feet to approximately 11,700 feet. There are currently 10 active producing wells in the fields. Average daily production for September 2000 was 5,148 gross (3,859 net) Mcf of gas and 608 gross (454 net) barrels of oil.

   In March 2000, we completed the acquisition of working interests in the Burrwood and West Delta fields, for $1.2 million cash, the assumption of the plugging and abandonment obligations associated with these fields, which we have estimated to be $4.75 million, and the commitment to conduct a 3-D seismic survey by June 2001, which will cost us $2.4 million. We acquired an approximate 95% working interest of all rights from the surface to approximately 10,600 feet and an approximate 47.5% working interest in the deep rights below 10,600 feet. These contiguous fields collectively comprise approximately 86,000 gross acres in Plaquemines Parish, Louisiana. At the time of our acquisition, the Burrwood and West Delta fields had cumulative production of 431 Bcfe, 16 productive reservoirs, significant infrastructure in place, immediate development opportunities and potential deep reservoirs that we believe may be identified with the use of 3-D seismic technology. The Burrwood and West Delta fields are adjacent to several fields that have yielded deep production from wells drilled below 10,600 feet. We are the operator of this field. We have already performed five workovers and recompletions, increasing our production from 4,000 Mcfe per day to approximately 11,000 Mcfe per day currently.

   Second Bayou Field. The Second Bayou field is located in Cameron Parish, Louisiana and was discovered in 1955 by the Sun Texas Company. We are the operator of nine producing wells, seven of which are completed in two separate zones within the same well bore. We have an average working interest of approximately 29% in 1,395 gross acres. To date, the field has produced over 423 Bcf of natural gas and 3 MMBbls of oil from multiple Miocene aged sands ranging in depth from 4,000 feet to 15,200 feet. Other major operators in the area are Fina, Texaco and Bellwether Exploration. Average daily production for September 2000 was 1,636 gross (372 net) barrels of oil and 3,802 gross (902 net) Mcf of gas.

   Pecan Lake Field. The Pecan Lake field was discovered in 1944 by the Superior Oil Company. Geologically, the field is comprised of a relatively low relief, four-way closure and multiple stacked pay sands. The Pecan Lake field comprises approximately 870 gross acres in Cameron Parish, Louisiana, approximately 42 miles southeast of Lake Charles, Louisiana. The field has produced from over 15 Miocene sands ranging in depths from 7,500 feet to 11,800 feet, which have been predominately natural gas and natural gas condensate reservoirs. These sand reservoirs are characterized by generally widespread development and strong waterdrive production mechanisms. The field has produced in excess of 350 Bcf of natural gas and 717 MBbls of condensate. All of the field production to date has come from normally pressured reservoirs. We are the operator of five producing wells, with working interests ranging from approximately 43% to 47%. Average daily production for September 2000 was 4,624 gross (1,543 net) Mcf of gas and 64 gross (22 net) barrels of oil.

   Isle St. Jean Charles Field. The Isle St. Jean Charles field is located in Terrebonne Parish, Louisiana. The field is a northwest extension of the Bayou Jean LaCroix field located in the southeastern area of the Parish. These fields are trapped on a four-way closure, downthrown on a major east-west, trending down to the south fault. Production is from multiple Miocene-aged sands, which are normally pressured and range in depth from 9,000 feet to 13,000 feet. The field was developed primarily in the 1950s by Exxon, and reservoirs have exhibited both depletion and water drive mechanisms. To date, these fields have produced in excess of 53 Bcf of natural gas and 6.6 MMBbls of oil and condensate. There are currently five active wells producing in these fields. We acquired our working interest in our leasehold of approximately 212 gross acres through both acreage acquisitions and a farmout from Fina. We are operator of the field and hold an approximate 34% working interest. Average daily production for September 2000 was 5,246 gross (1,380 net) Mcf of gas and 105 gross (27 net) barrels of oil.

   Other. We maintain ownership interests in acreage and wells in several additional fields in Louisiana, including the Lake Raccourci field, located in Lafourche Parish; the Kings Ridge field, located in Lafourche Parish; the Ada field, located in Bienville Parish; the Opelousas field, located in St. Landry Parish; the Sibley field, located in Webster Parish; the City of Lake Charles field, located in Calcasieu Parish; the Deep Lake field, located in Lafourche Parish; the Mosquito Bay field, located in Terrebonne Parish; the South Pecan Lake Field, located in Cameron Parish and the Charenton field, located in St. Mary Parish.

 Texas

   Mary Blevins Field. The Mary Blevins field is located in Smith County, Texas. It was a new discovery that is fault-separated from the Hitts Lake field, discovered in 1953 by Sun Oil. Currently there are four producing wells in the field with Goodrich, as operator, having an approximate 48% working interest in 782 gross acres. Average daily production for September 2000 was 124 gross (50 net) barrels of oil.

   Sean Andrew Field. The Sean Andrew field in West Texas produces from the pinnacle Pennsylvania Reef and was discovered by us in 1994, utilizing our 375 square mile 3-D seismic database. There are currently three wells producing approximately 250 barrels of oil per day, with our working interest averaging approximately 37%. Average daily production for September 2000 was 134 gross (36 net) barrels of oil and 60 gross (16 net) Mcf of gas.

   Other. We maintain ownership interests in acreage and wells in several additional fields in Texas including the Midway field, located in San Patricio County; the Ackerly field, located in Dawson and Howard Counties; the Mathers Ranch field, located in Hemphill County; the Marholl field, located in Dawson County; the Lamesa Farms field, located in Dawson County; the Carthage (Bethany) field, located in Panola County; the N.W. Ackerly field, located in Dawson County; the East Jacksonville field, located in Cherokee County and the Mott Slough field, located in Wharton County. Our primary exploration focus in West Texas is on the western flank of the Horseshoe Atoll area in Dawson and Gaines Counties.

 Other Properties

   We have an interest in two exploration permits in the Carnarvon Basin of Western Australia.

   EP-395. We acquired a 20% working interest in the 240 square kilometer exploration permit in 1995. Since 1995, we have reprocessed the original 2-D seismic data sets, shot a 38 kilometer 3-D seismic survey, and shot an additional 93 kilometer of high quality 2-D seismic. Interpretation of this data has confirmed two separate prospects: West Boyd and Lindsay. During 1999, we farmed out our working interest for a 6.9% carried interest through the drilling of the Boyd #1 well, which was a dry hole.

   EP-397. This permit is 160 square kilometers and we have a 33% working interest. We have 130 square kilometers of available seismic data which has been reprocessed and interpreted with several prospect leads.

 Oil and Natural Gas Reserves

   The table below presents our summary reserve information as of June 30, 2000. Estimates of our net proved reserves are based on a reserve report prepared by Coutret & Associates, Inc., our independent reserve engineers.

                                                                 June 30, 2000
                                                                 -------------
   Estimated net proved reserves:
   Natural gas (MMcf)...........................................     30,743
   Oil and condensate (MBbls)...................................      6,703
     Total (MMcfe)..............................................     70,961
   PV-10 Value (in thousands)...................................   $153,712
   Standardized Measure (in thousands)..........................    116,195
   Proved developed reserves as percentage of total proved
    reserves....................................................       66.3%

   There are numerous uncertainties inherent in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil, condensate and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ from those assumed in these estimates. Therefore, the present value of future net revenues amounts shown above should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties.

   In accordance with the SEC's guidelines, the engineers' estimates of future net revenues from our properties and the present value of future net revenues thereof are made using oil and natural gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties, except where such guidelines permit alternate treatment, including the use of fixed and determinable contract prices. The prices as of June 30, 2000 used in such estimates averaged $4.56 per Mcf of natural gas and $29.80 per Bbl of oil and condensate.

   In 1998, proved natural gas reserves were revised downward primarily in three fields: Lake Raccourci, Pecan Lake and Kings Ridge. Reserves were revised downward in the Lake Raccourci and Pecan Lake fields due to premature depletion as a result of reservoir pressure decline and increased water production. In the Kings Ridge field, reserves were revised downward due to reduced producible volumes of gas as a result of 1998 additional development drilling. In 1999, proved natural gas reserves were revised downward in the Kings Ridge and Pecan Lake fields. In both fields, reserves were revised downward as a result of premature water production.

Title to Properties

   We believe that we have satisfactory title to all of our producing properties in accordance with standards generally accepted in the oil and natural gas industry, subject to such exceptions as, in our opinion, are not so material as to detract substantially from the use or value of such properties. As is customary in the oil and gas industry, we perform only a preliminary title investigation before leasing undeveloped properties. Accordingly, working interest percentages and gross and net acreage amounts for undeveloped properties are preliminary. However, a title opinion is typically obtained before the commencement of drilling operations and any material defects in title are remedied prior to the time actual drilling of a well is commenced. We do not anticipate receiving title opinions on all of our properties, including the Lafitte field. If we or the operator of a property are unable to remedy or cure any title defect of a nature such that it would not be prudent to commence or continue operations on the property, we could suffer a loss of a portion of, or our entire investment in, the property.

   Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes, liens of vendors and lenders and other burdens, which we do not believe materially interfere with the use of or affect the value of our properties. We have mortgaged substantially all of our assets, including our properties, to secure our borrowings under our bank credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Bank Credit Facility" for further discussion.

Productive Wells

   The following tables set forth the number of active well bores in which we maintain ownership interests as of December 31, 1999:

                                            Oil      Natural gas      Total
                                        ------------ ------------ -------------
                                        Gross Net(1) Gross Net(1) Gross  Net(1)
                                        ----- ------ ----- ------ ------ ------
   California..........................    --    --   4.00  2.09    4.00  2.09
   Colorado............................    --    --   1.00  0.30    1.00  0.30
   Louisiana........................... 41.00 18.68  29.00 10.60   70.00 29.28
   Michigan............................  2.00  0.26   5.00  0.05    7.00  0.31
   Mississippi.........................    --    --   1.00  0.05    1.00  0.05
   New Mexico..........................    --    --   1.00  0.03    1.00  0.03
   Texas............................... 25.00 11.93   4.00  0.63   29.00 12.56
   Wyoming.............................  1.00  0.17     --    --    1.00  0.17
                                        ----- -----  ----- -----  ------ -----
     Total Productive Wells............ 69.00 31.04  45.00 13.75  114.00 44.79
                                        ===== =====  ===== =====  ====== =====

--------
(1) Net working interest.

   As of September 30, 2000, we had 132 gross and 59.84 net productive wells.

   Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections. A gross well is a well in which we maintain an ownership interest, while a net well is deemed to exist when the sum of the fractional working interests owned by us equals one. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported in the table above, eight had multiple completions. Wells in which our interest is limited to a royalty or overriding royalty interest are excluded from the table.

Acreage

   The following table summarizes our gross and net developed and undeveloped oil and natural gas acreage under lease as of December 31, 1999. Acreage in which our interest is limited to a royalty or overriding royalty interest is excluded from the table. As denoted in the following table, gross acreage refers to acres in which a working interest is owned, while a net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one.

                                                      Developed    Undeveloped
                                                       Acreage       Acreage
                                                     ------------ --------------
                                                     Gross   Net   Gross   Net
                                                     ------ ----- ------- ------
   California.......................................  1,280   568      --     --
   Colorado.........................................    640   192      --     --
   Louisiana........................................ 15,007 6,120   1,069    640
   Michigan.........................................  1,920    19     640     50
   Texas............................................  5,358 1,912   2,160    987
   Wyoming..........................................     80    13      --     --
   Other............................................     --    --  98,841 17,306
                                                     ------ ----- ------- ------
     Total.......................................... 24,285 8,824 102,710 18,983
                                                     ====== ===== ======= ======

   Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether or not such acreage contains proved reserves. As is customary in the industry, we can retain our interest in undeveloped acreage by drilling activity that establishes sufficient commercial production or by payment of delay rentals during the remaining primary term. The oil and natural gas leases in which we have an interest are for varying primary terms; however, most of our developed lease acreage is beyond the primary term and is held by producing wells.

Drilling Activities

   The following table sets forth our drilling activity for the last three years. As denoted in the following table, gross wells refer to wells in which a working interest is owned, while a net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one.

                                                    Year Ended December 31,
                                                --------------------------------
                                                   1997       1998       1999
                                                ---------- ---------- ----------
                                                Gross Net  Gross Net  Gross Net
                                                ----- ---- ----- ---- ----- ----
   Development Wells:
     Productive                                  6.00 2.55  6.00 2.77 1.00  0.49
     Non-Productive............................    --   --  2.00 1.47   --    --
                                                ----- ---- ----- ---- ----  ----
       Total...................................  6.00 2.55  8.00 4.24 1.00  0.49
                                                ===== ==== ===== ==== ====  ====
   Exploratory Wells:
     Productive................................ 12.00 2.94  7.00 1.49   --    --
     Non-Productive............................  7.00 1.72  8.00 2.87 1.00  0.12
                                                ----- ---- ----- ---- ----  ----
       Total................................... 19.00 4.66 15.00 4.36 1.00  0.12
                                                ===== ==== ===== ==== ====  ====
   Total Wells:
     Productive................................ 18.00 5.49 13.00 4.26 1.00  0.49
     Non-Productive............................  7.00 1.72  9.00 4.34 1.00  0.12
                                                ----- ---- ----- ---- ----  ----
       Total................................... 25.00 7.21 22.00 8.60 2.00  0.61
                                                ===== ==== ===== ==== ====  ====

   From January 1, 2000 to September 30, 2000, we drilled seven gross (3.82 net) wells and successfully completed five gross (2.70 net) of those wells.

Net Production, Unit Prices and Costs

   The following table presents certain information with respect to our oil, natural gas and condensate production and the revenue derived from the sale of such production, average sales prices received and average production costs for the periods presented:

                                                             Nine Months Ended
                                     Year Ended December 31,   September 30,
                                     ----------------------- -----------------
                                      1997    1998    1999     1999     2000
                                     ------- ------- ------- -------- --------
Production:
Natural gas (MMcf).................    2,449   2,783   2,931    2,240    2,453
Oil and condensate (MBbls).........      282     317     394      287      436
  Total (MMcfe)....................    4,144   4,683   5,297    3,963    5,067
Average sales price per unit:
Natural gas--
  Revenues from production (per
   Mcf)............................  $  2.55 $  2.18 $  2.40 $   2.25 $   3.66
  Effects of hedging activities
   (per Mcf).......................       --      --    0.01       --    (0.09)
                                     ------- ------- ------- -------- --------
  Average price (per Mcf)..........  $  2.55 $  2.18 $  2.41 $   2.25 $   3.57
                                     ------- ------- ------- -------- --------
Oil and condensate--
  Revenues from production (per
   Bbl)............................  $ 18.06 $ 11.88 $ 16.88 $  14.47 $  28.56
  Effects of hedging activities
   (per Bbl).......................       --      --      --       --    (3.54)
                                     ------- ------- ------- -------- --------
  Average price (per Bbl)..........    18.06   11.88   16.88    14.47    25.02
                                     ------- ------- ------- -------- --------

Total revenues from production (per
 Mcfe).............................  $  2.74 $  2.10 $  2.58 $   2.32 $   4.23
Effects of hedging activities (per
 Mcfe).............................       --      --    0.01       --    (0.35)
                                     ------- ------- ------- -------- --------
    Total average price (per
     Mcfe).........................  $  2.74 $  2.10 $  2.59 $   2.32 $   3.88
                                     ======= ======= ======= ======== ========
Expenses (per Mcfe):
General and administrative.........  $  0.63 $  0.51 $  0.38 $   0.41 $   0.34
Lease operating expenses (excluding
 production taxes).................     0.40    0.48    0.51     0.37     0.67
Production taxes...................     0.16    0.13    0.17     0.13     0.32
Depreciation, depletion and
 amortization-oil and natural gas
 properties........................     1.17    0.87    0.89     0.90     0.83
Reserve Life Index (in years)(1)...    15.0x   10.0x   12.7x      N/A      N/A

--------
(1) Calculated by dividing period-end proved reserves by production for the prior fiscal year. Our 1999 reserves include the Burrwood and West Delta acquisitions on a pro forma basis.

Capital Expenditures

   The following table reflects certain data with respect to oil and natural gas property acquisitions, exploration and development activities:

                                                                    Nine Months
                                     Year Ended December 31,           Ended
                               ----------------------------------- September 30,
                                  1997        1998        1999         2000
                               ----------- ----------- ----------- -------------
Property acquisition
  Proved...................... $17,308,540 $   129,325 $10,136,298  $ 1,198,631
  Unproved....................     886,647   2,446,474     498,391      496,492
Exploration...................   5,535,783   8,718,682   1,634,299    1,554,520
Development...................   3,598,177   8,169,741   1,960,371    8,732,162
                               ----------- ----------- -----------  -----------
                               $27,329,147 $19,464,222 $14,229,359  $11,981,805
                               =========== =========== ===========  ===========

Oil and Natural Gas Marketing and Major Customers

 Marketing

   Substantially all of our production is in mature producing fields with extensive networks of gathering systems and pipelines. These gathering systems and pipeline networks provide the necessary transportation infrastructure to distribute our production. Our production is generally sold at the wellhead to oil and natural gas purchasing companies in the areas where it is produced. We operate in oil and gas producing regions where buyers of oil and gas are plentiful. Our oil and natural gas condensate is generally sold month to month on the spot market. Currently, nearly all of our natural gas is sold at the wellhead at spot market prices. The term "spot market" refers to contracts with terms of six months or less or contracts which call for a redetermination of sales prices every six months or earlier. We believe that the loss of one or more of our current natural gas spot purchasers should not have a material adverse effect on our business because any individual spot purchaser could be readily replaced by another spot purchaser who would pay approximately the same sales price.

 Customers

   Due to the nature of the industry, we sell our oil and natural gas production to a limited number of purchasers and, accordingly, amounts receivable from such purchasers could be significant. Revenues from these sources as a percent of total revenues for the periods presented were as follows:

                                                                    Year Ended
                                                                   December 31,
                                                                  ----------------
                                                                  1999  1998  1997
                                                                  ----  ----  ----
   Seaber Corporation of Louisiana...............................  37%   47%   44%
   Equiva Trading................................................  27    12    11
   Texla Energy Management.......................................  10    --    --
   Navajo Refining Company.......................................   7    11    --
   Mobil Oil Corporation.........................................  --    --    10
   Mitchell Marketing Company....................................  --    --     9

Competition

   The oil and natural gas industry is highly competitive. Major and independent oil and natural gas companies, drilling and production acquisition programs and individual producers and operators are active bidders for desirable oil and natural gas properties, as well as the equipment and labor required to operate those properties. Many competitors have financial resources substantially greater than we do, and staffs and facilities substantially larger than ours.

Regulations

   Our business can be affected by a number of regulatory policies, including the regulation of production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit and incentives to promote alternative or competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or the lack of an available natural gas pipeline in the areas in which we may conduct operations. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies as well.

   Federal Regulation of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978, and the regulations promulgated thereunder by the Federal Energy Regulatory Commission. In the past, the federal government has regulated the prices at which natural gas could be sold. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act which removed all Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993. Congress could, however, reenact price controls in the future.

   Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal regulation. Commencing in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a basis that is equal for all natural gas pipeline suppliers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 and its future restructuring activities to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace.

   The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines, although some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission recently issued Order Nos. 637, 637-A and 637-B, which, among other things (i) lift the cost-based cap on pipeline transportation rates in the capacity release market until September 30, 2002, for short-term releases of pipeline capacity of less than one year, (ii) permit pipelines to charge different maximum cost-based rates for peak and off-peak periods, (iii) encourage, but do not mandate, auctions for pipeline capacity, (iv) require pipelines to implement imbalance management services, (v) restrict the ability of pipelines to impose penalties for imbalances, overruns and non-compliance with operational flow orders, and
(vi) implement a number of new pipeline reporting requirements. These orders also require the Federal Energy Regulatory Commission Staff to analyze whether the Federal Energy Regulatory Commission should implement additional fundamental policy changes, including, among other things, whether to pursue performance-based ratemaking or other non-cost based ratemaking techniques and whether the Federal Energy Regulatory Commission should mandate greater standardization in terms and conditions of service across the interstate pipeline grid. In addition, in February 2000, the Federal Energy Regulatory Commission implemented regulations governing the procedure for obtaining authorization to construct new pipeline facilities and has issued a policy statement, which it largely affirmed in a recent order on rehearing, establishing a presumption in favor of requiring owners of new pipeline facilities to charge rates based solely on the costs associated with such new pipeline facilities. We cannot predict what further action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers and marketers.

   Commencing in May 1994, the Federal Energy Regulatory Commission issued a series of orders that, among other matters, slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the Federal Energy Regulatory Commission's transportation policies, it does not generally have jurisdiction over natural gas gathering facilities and services, and that such facilities and services located in state jurisdictions are properly regulated by state authorities. This Federal Energy Regulatory Commission action may further encourage regulatory scrutiny of natural gas gathering by state agencies. We do not believe that we will be affected by the Federal Energy Regulatory Commission's new gathering policy any differently than other producers and marketers.

   Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

   Oil Price Controls and Transportation Rates. Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. In a number of instances, however, the ability to transport and sell such products are dependent on pipelines whose rates, terms and conditions of service are subject to Federal Energy Regulatory Commission jurisdiction under the Interstate Commerce Act. Certain regulations implemented by the Federal Energy Regulatory Commission in recent years could result in an increase in the cost of transportation service on certain petroleum products pipelines. However, we do not believe that these regulations affect us any differently than other natural gas producers and marketers.

   State Regulation of Oil and Gas Production. State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. In addition, there are state statutes, rules and regulations governing conservation matters, including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing, plugging and abandonment of such wells. Such statutes and regulations may restrict the rate at which oil and gas could be produced from our properties and may restrict the number of wells that may be drilled on a particular lease or in a particular field.

 Environmental Regulation

   Numerous and complex federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our operations and costs as a result of their effect on oil and natural gas development, exploration and production operations. These laws and regulations can restrict or prohibit our activities that affect the environment in many ways, such as requiring that we acquire a permit before we begin to drill; restricting the way we can release wastes into the air, water, or soils; limiting or prohibiting our drilling activities in sensitive areas such as wetlands; and imposing substantial liabilities on us for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties, injunctions, and investigatory and remedial requirements. It is not anticipated that we will be required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental laws and regulations but, inasmuch as such regulations are frequently changed by both federal and state entities, we are unable to predict the ultimate cost of continued compliance.

   State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. In addition, there are state statutes, rules and regulations governing conservation matters, including the unitization or pooling of oil and natural gas properties, establishment of maximum rates of production from oil and natural gas wells and the spacing, plugging and abandonment of such wells. Such statutes and regulations may limit the rate at which oil and natural gas could otherwise be produced from our properties and may restrict the number of wells that may be drilled on a particular lease or in a particular field.

   We could incur liability under the Comprehensive Environmental Response, Compensation and Liability, Act or CERCLA, also known as "Superfund," and comparable state laws, regardless of our fault, in connection with the disposal or other release of hazardous substances, including those arising out of historical operations of our predecessors. Under CERCLA, we could be subject to joint and several liability for the costs of cleaning up hazardous substances, for damages to natural resources, and for the costs of certain health studies. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment. Please see the "Legal and Regulatory Proceedings" section, which discusses our identification as a potentially responsible party at a Superfund site in Vermilion Parish, Louisiana.

   We currently own or lease properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. Under various state and federal environmental laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated surface or groundwater) or to perform remedial plugging operations to prevent future contamination.

   In addition, we could incur liability under the Oil Pollution Act with respect to any spills of oil into navigable waters of the United States. Responsible parties under the Oil Pollution Act may be subject to strict, joint and potentially unlimited liability for removal costs and certain other consequences of such an oil spill. In addition to the Oil Pollution Act, the Federal Water Pollution Control Act and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into navigable waters, with substantial potential liabilities imposed for the costs of removal of pollutants and damages to the environment.

Legal and Regulatory Proceedings

   The U.S. Environmental Protection Agency has identified us as a potentially responsible party for the cost of clean-up of hazardous substances at an oil field waste disposal site in Vermilion Parish, Louisiana. We estimate that the remaining cost of long-term clean-up of the site will be approximately $3.5 million, with our percentage of responsibility as estimated by the EPA, to be approximately 3.05%. As of September 30, 2000, we had paid $321,000 in costs related to this matter and accrued $122,500 for the remaining liability. These costs have not been discounted to their present value. The EPA and the potential responsible parties will continue to evaluate the site and may revise estimates for the long-term clean-up of the site.

   While we believe that our current level of involvement with this site will not have a material adverse effect on our operations, there can be no assurance that the cost of clean-up or our percentage responsibility will not be higher than currently estimated. In addition, under CERCLA, the liability costs for the clean-up of the site is joint and several among all potentially responsible parties. Therefore, the ultimate cost of the clean-up to us could be significantly higher than the amount presently estimated or accrued for this liability.

   In connection with our acquisition of an approximate 49% working interest in the Lafitte field, we became joint owners with Stone Energy Corporation, which acquired an approximate 51% working interest and is operator of the Lafitte field. On February 28, 2000, we commenced two suits against Stone Energy in state district courts in Harris County, Texas and Jefferson Parish, Louisiana, alleging certain items of misconduct and violations of the agreements associated with the joint acquisition and seeking specific performance and damages.

   We are party to additional lawsuits arising in the normal course of business. We intend to defend these actions vigorously and believe, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to our financial position or results of operations.

                                  MANAGEMENT

Officers and Directors

   Our executive officers and directors and their ages and positions as of January 19, 2001 are as follows:

           Name             Age                           Position
           ----             ---                           --------
Walter G. "Gil" Goodrich..   42 President, Chief Executive Officer and Director
Robert C. Turnham, Jr.....   43 Executive Vice President and Chief Operating Officer
Roland L. Frautschi.......   43 Senior Vice President, Chief Financial Officer and Treasurer
Henry Goodrich............   70 Chairman of the Board of Directors
Sheldon Appel.............   66 Director
Jeff H. Benhard...........   71 Director
Donald M. Campbell........   61 Director
Patrick E. Malloy, III....   58 Director
Michael Y. McGovern.......   49 Director
Michael J. Perdue.........   46 Director
Arthur A. Seeligson.......   42 Director

   Walter G. "Gil" Goodrich has served as our President and Chief Executive Officer since August 1995. Mr. Goodrich was Goodrich Oil Company's Vice President of Exploration from 1985 to 1989 and its President from 1989 to August 1995. He joined Goodrich Oil Company as an exploration geologist in 1980. Gil Goodrich is the son of Henry Goodrich. He has served as one of our directors since August 15, 1995.

   Robert C. Turnham, Jr. has served as our Executive Vice President and Chief Operating Officer since August 1995. He has held various positions in the oil and natural gas business since 1981. From 1981 to 1984, Mr. Turnham served as a financial analyst for Pennzoil. In 1984, he formed Turnham Interests, Inc. to pursue oil and natural gas investment opportunities. From 1993 to August 1995, he was a partner in and served as President of Liberty Production Company, an oil and natural gas exploration and production company.

   Roland L. Frautschi has served as our Senior Vice President, Chief Financial Officer and Treasurer since August 1995. He was employed by Goodrich Oil Company from 1982 to August 1995. During that time, he served Goodrich Oil Company in a number of capacities, including internal auditor, controller, and from 1990 to August 1995, as Vice President of Finance.

   Henry Goodrich is the chairman of our board of directors. He is a petroleum geologist with over 45 years experience in the oil and natural gas industry. Mr. Goodrich served as an exploration geologist with the Union Producing Company and McCord Oil Company. From 1971 to 1975, Mr. Goodrich was President, Chief Executive Officer and a partner of McCord-Goodrich Oil Company. In 1975, Mr. Goodrich formed Goodrich Oil Company. He was elected to our board in August 1995, and elected as Chairman of our board in March 1996. Mr. Goodrich is also a director of Pan American Life Insurance Company. Henry Goodrich is the father of Gil Goodrich.

   Sheldon Appel has been involved in real estate development and finance since 1955 when he formed the Sheldon Appel Company. Mr. Appel is a private investor and a former director of American Consumer Products and Beverly Hills Savings and Loan, both of which are listed on the NYSE. He has been one of our directors since August 1995.

   Jeff H. Benhard has been the President and Chief Executive Officer since 1949 of a number of businesses owned by the Benhard family, including Benhard Grain, Inc., Peoples Moss Gin Co., Inc. and Louisiana Premium Seafoods, Inc. Mr. Benhard has been involved in the agriculture and aquaculture businesses since 1949. He has been a director of the Pan American Life Insurance Company since 1989 and was the President of the LSU Foundation from 1991 to 1992. Mr. Benhard became a director of Goodrich at its inception in August 1995. He resigned from the board of directors in December 1996 and was reelected to the board of directors in May 1997.

   Donald M. Campbell has been Chief Executive Officer of Hambrecht & Quist Guaranty Finance L.L.C., a subsidiary of the Chase Manhattan Corporation following its acquisition of Hambrecht & Quist, since 1995. He is also a director of the Moneda Chile Fund (listed on the Irish Stock Exchange) and Evergreen Forests Ltd. (listed on the New Zealand and Australian Stock Exchanges), and is the chairman of The New Zealand Investment Trust (listed on the London Stock Exchange). He has been a financial officer of two public corporations, and has been a principal in the formation of four private companies in the United States. He has served as one of our directors since November 1999, when he was elected by the holders of our subsidiaries' notes pursuant to our agreement with H&Q Guaranty as noteholder agent.

   Patrick E. Malloy, III has been President and Chief Executive Officer of Malloy Enterprises, Inc., a real estate and investment holding company, and Malloy Real Estate, Inc. since 1973. In addition, Mr. Malloy has served as a director of North Fork Bancorp (NYSE) since 1998 and was Chairman of the Board of New York Bancorp (NYSE) from 1991 to 1998. He joined our Board in May 2000.

   Michael Y. McGovern has been the Chief Executive Officer of Coho Energy Resources, Inc. since April 2000. Prior to that he was the Managing Director for Pembrook Capital Corporation, Inc. from 1998 to January 2000, which provided advisory services to parties involved with distressed energy companies. He has also been a director and founding investor of Greystar Corporation since 1995, which provides production management services to oil and natural gas companies. He has served as one of our directors since September 1999, when he was elected by the holders of our subsidiaries' notes pursuant to our agreement with H&Q Guaranty as noteholders agent.

   Michael J. Perdue has been Executive Vice President of Entrepreneurial Capital Group and its subsidiary Entrepreneurial Investment Corporation since joining them in April 1999. Prior to joining ECG, Mr. Perdue served as Executive Vice President, Chief Operating Officer and a Director of FP Bancorp, Inc. and its wholly-owned subsidiary, First Pacific National Bank, until FP Bancorp's acquisition by Zions Bancorporation in May 1998. He has also held senior management positions with Rampac, Inc., a real estate development company, and PacWest Bancorp. Mr. Perdue currently serves on the boards of the ECG affiliated companies. Mr. Perdue received his B.S. in Business Administration in 1976 from California State University, Chico, and is a graduate of Northwest Intermediate Banking School, Portland, Oregon. He was elected to our board of directors in January 2001.

   Arthur A. Seeligson is currently engaged in the management of his personal investments. From 1991 to 1993, Mr. Seeligson was a Vice President, Energy Corporate Finance at Schroder Wertheim & Company, Inc. From 1993 to 1995, Mr. Seeligson was a Principal, Corporate Finance, at Wasserstein, Perella & Co. He was primarily engaged in the management of his personal investments from 1995 through 1997. He was a managing director with the investment banking firm of Harris, Webb & Garrison from 1997 to June 2000. He has served as one of our directors since August 1995.

Board of Directors and Executive Officers

   Our board of directors currently has eight members. The terms of the office of the board of directors are divided into three classes: Class I, the members of which are Messrs. Appel, Benhard and Campbell, whose terms will expire at the annual meeting of stockholders to be held in 2002; Class II, the members of which are Messrs. Henry Goodrich and Malloy, whose terms will expire at the annual meeting of stockholders to be held in 2003; and Class III, the members of which are Messrs. Gil Goodrich, Seeligson and McGovern, whose terms will expire at the annual meeting of the stockholders to be held in 2001. The classification of the board of directors may have the effect of delaying or preventing changes in our control or in our management. All of our officers serve at the discretion of the board of directors.

 Board Committees

   Our board of directors has three standing committees, the membership and functions of which are described below:

   Executive Committee. The members of the Executive Committee are Messrs. Gil Goodrich and Henry Goodrich. The Executive Committee is delegated the authority to approve any actions that the board of directors could approve, except to the extent restricted by law or by our Certificate of Incorporation or Bylaws.

   Audit Committee. The members of the Audit Committee are Messrs. Appel, Benhard and McGovern. Mr. Appel is chairman of the Audit Committee. The functions of the Audit Committee are to recommend to the board of directors the firm of independent public accountants to be engaged to audit our financial statements, meet with the auditors and our financial management to review with them our significant accounting policies and its internal controls, provide opportunities for the auditors to meet with the Audit Committee and our officers, discuss matters discussed at Audit Committee meetings with the full board of directors, investigate any matters brought to its attention within the scope of its duties, review and assess the adequacy of the Audit Committee charter on an annual basis, and have general responsibility in connection with related matters.

   Compensation Committee. Members of the Compensation Committee are Messrs. Appel, Campbell and Seeligson, with Mr. Appel serving as its chairman. The Compensation Committee's functions include the general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the Compensation Committee makes recommendations to the board of directors on compensation of all of our officers, granting of awards under and administering our stock option and other benefit plans, and adopting and changing our major compensation policies and practices.

Director Compensation

 General

   For serving as a member of our board of directors, each director who is not an officer or consultant of our company or our subsidiaries has been paid $1,000 for each meeting attended. In addition, directors were reimbursed for their reasonable out-of-pocket expenses incurred in connection with travel to meetings of our board of directors or committees thereof and received periodic grants of options to purchase common stock. Directors did not receive compensation for serving on committees.

 Nonemployee Directors Compensation Plan

   The Goodrich Petroleum Corporation Directors Compensation Plan (the "Directors Compensation Plan") provides for both discretionary option and formula option grants and is administered by our board of directors, which may delegate all of its power of administration, with the exception of the power to authorize issuance of options. No director may vote or decide upon any matter relating solely to such director under the Directors Compensation Plan, nor may any director vote in any case in which the director's individual right to claim any benefit under the Directors Compensation Plan is particularly involved.

   The Directors Compensation Plan provides that options may only be granted to non-employee directors. The Directors Compensation Plan further provides that as of the effective date of the plan, an option to purchase 20,000 shares of common stock will automatically be granted to each non-employee director. Each non-employee director who is elected or appointed to our board after the effective date of the plan will automatically receive upon such election or appointment an option to purchase 20,000 shares of common stock. The Directors Compensation Plan also provides for the annual issuance of options to purchase 10,000 shares of common stock to each non-employee director on the date of our annual meeting of stockholders.

   The maximum number of shares of common stock that may be issued under the Directors Compensation Plan is 500,000. If, as of any date that the plan is in effect, there are not sufficient shares of stock available under the plan to allow for the automatic grant to each non-employee director of an option for the purchase of shares, the plan will terminate. The exercise price of an option shall be the fair market value of the stock on the date of grant for both discretionary option grants and formula option grants.

   The Directors Compensation Plan contains provisions whereby the board of directors may make adjustments to the number of shares of common stock to be acquired upon exercise of options in the event of a stock split, combination or stock dividend.

   The Directors Compensation Plan may be amended or terminated at any time by the board of directors. Such amendment or termination will not impair the rights of a nonemployee director or affect options previously granted and outstanding under the Directors Compensation Plan.

Compensation Committee Interlocks and Insider Participation

   No member of our Compensation Committee is currently, or has been at any time since our formation, one of our officers or employees. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Executive Compensation and Other Information

   The following table summarizes certain information with respect to the compensation earned by our executive officers for services rendered in all capacities during the years indicated:

                                                    Long-Term
                                                  Compensation--
                                      Annual        Securities
                                 Compensation(1)    Underlying
   Name and Principal     Fiscal ----------------    Options        All Other
        Position           Year   Salary   Bonus   (Number)(3)   Compensation(2)
   ------------------     ------ -------- ------- -------------- ---------------
Walter G. Goodrich......   2000  $150,344 $70,000    145,000         $4,500
 President and             1999   150,196      --     87,288          4,500
 Chief Executive Officer   1998   150,000      --     26,800          3,225

Robert C. Turnham, Jr...   2000  $ 94,003 $50,000     70,000         $3,150
 Executive Vice            1999    97,838      --     48,310          2,929
 President and             1998    97,889      --     16,080          2,929
 Chief Operating Officer

Roland L. Frautschi.....   2000  $ 87,832 $40,000     50,000         $2,620
 Senior Vice President     1999    87,539      --     51,498          2,620
 and Chief Financial       1998    87,589      --     16,080          2,620
 Officer

--------
(1) During the years presented, perquisites for the persons named in the Summary Compensation Table aggregated less than 10% of the total annual salary and bonus reported for such individual in the Summary Compensation Table. Accordingly, no such amounts are included in the Summary Compensation Table.
(2) Amounts represent matching contributions by us to the executive officer's SIMPLE IRA accounts.
(3) Options granted prior to 1999 were surrendered in February 1999. See "--Stock Option Exercises and Year End Holdings."

Goodrich Petroleum Corporation 1995 Stock Option Plan ("Goodrich Plan")

   The Goodrich Plan provides for the granting of options (either incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"), or options that do not constitute incentive stock options ("nonqualified stock options"), restricted stock awards, stock appreciation rights, long-term incentive awards and phantom stock awards, or any combination thereof. The Goodrich Plan covers an aggregate of 375,000 shares of common stock (subject to certain adjustments in the event of stock dividends, stock splits and certain other events). No more than 62,500 shares of common stock, subject to adjustments, may be issued pursuant to grants made under the Goodrich Plan to any one employee in any one year.

 Stock Option Plan

   At the March 29, 2000 board of directors meeting, the Compensation Committee voted to accelerate the vesting schedule on options granted to employees on February 25, 1999. The vesting period for the applicable options was immediate and the total number of shares subject to options affected was 235,698.

 Administration

   The Goodrich Plan is administered by the Compensation Committee. The Compensation Committee has the power to determine which employees will receive an award, the time or times when such award will be made, the type of award and the number of shares of common stock to be issued under the award or the value of the award. Only persons who at the time of the grant are our employees or consultants are eligible to receive grants under the Goodrich Plan.

 Options

   The Compensation Committee will designate the employees to receive the options, the number of shares subject to the options and the terms and conditions of each option granted under the Goodrich Plan. The term of any option granted under the Goodrich Plan shall be determined by the Compensation Committee; provided, however, that the term of any incentive stock option cannot exceed ten years from the date of the grant and any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or of our subsidiaries within the meaning of Section 422(b)(6) of the Code must not be exercisable after the expiration of five years from the date of grant. The exercise price per share of common stock granted under the Goodrich Plan as options is determined by the Compensation Committee; provided, however, that such exercise price cannot be less than the fair market value of a share of common stock on the date the option is granted (subject to adjustments). Further, the exercise price of any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or of our subsidiaries within the meaning of Section 422(b)(6) of the Code must be at least 110% of the fair market value of the shares at the time such option is granted. The exercise price of options granted under the Goodrich Plan is paid in full in a manner prescribed by the Compensation Committee.

 Restricted Stock Awards

   Pursuant to a restricted stock award, shares of common stock will be issued or delivered to the employee at any time the award is made without any cash payment to us, except to the extent otherwise provided by the Compensation Committee or required by law; provided, however, that such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit such shares to us as may be determined in the discretion of the Compensation Committee. The restrictions on disposition may lapse based upon (1) our attainment of specific performance targets established by the Compensation Committee, such as

  .  the price of a share of common stock,

  .  our earnings per share,

  .  our revenue,

  . the revenue of one of our business units designated by the Compensation Committee,

  .  the return on stockholders' equity achieved by us, or

  .  our pre-tax cash flow from operations;

(2) the grantee's tenure with us; or (3) a combination of both factors. We retain custody of the shares of common stock issued pursuant to a restricted stock award until the disposition restrictions lapse. An employee may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of such shares until the expiration of the restriction period. However, upon the issuance to the employee of shares of common stock pursuant to a restricted stock award, except for the foregoing restrictions, such employee will have all the rights of one of our stockholders with respect to such shares, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares.

 Stock Appreciation Rights

   A stock appreciation right permits the holder to receive an amount (in cash, common stock or a combination thereof) equal to the number of stock appreciation rights exercised by the holder multiplied by the excess of the fair market value of common stock on the exercise date over the stock appreciation rights' exercise price. Stock appreciation rights may or may not be granted in connection with the grant of an option, and no stock appreciation right may be exercised earlier than six months from the date of grant. A stock appreciation right may be exercised in whole or in such installments and at such times as determined by the Compensation Committee.

 Long-Term Incentive and Phantom Stock Awards

   The Goodrich Plan permits grants of long-term incentive awards ("performance awards") and phantom stock awards, which may be paid in cash, common stock or a combination thereof as determined by the Compensation Committee. Performance awards granted under the Goodrich Plan have a maximum value established by the Compensation Committee at the time of the grant. A grantee's receipt of such amount is contingent upon satisfaction by us, or any subsidiary, division or department thereof, of future performance conditions established by the Compensation Committee prior to the beginning of the performance period. Such performance awards, however, shall be subject to later revisions as the Compensation Committee shall deem appropriate to reflect significant unforeseen events or changes. A performance award will terminate if the grantee's employment with us terminates during the applicable performance period. Phantom stock awards granted under the Goodrich Plan are awards of common stock or rights to receive amounts equal to share appreciation over a specific period of time. Such awards vest over a period of time or upon the occurrence of a specific event(s) (including, without limitation, a change of control) established by the Compensation Committee, without payment of any amounts by the holder thereof (except to the extent required by law) or satisfaction of any performance criteria or objectives. A phantom stock award terminates if the grantee's employment with us terminates during the applicable vesting period or, if applicable, the occurrence of a specific event(s), except as otherwise provided by the Compensation Committee at the time of grant. In determining the value of performance awards or phantom stock awards, the Compensation Committee shall take into account the employee's responsibility level, performance, potential, other awards under the Goodrich Plan and such other consideration as it deems appropriate. Such payment may be made in a lump sum or in installments as prescribed by the Compensation Committee. Any payment made in common stock will be based upon the fair market value of the common stock on the payment date.

Stock Option Grants in Last Fiscal Year

   The following table sets forth information concerning stock options granted during 2000 to the executive officers named in the Summary Compensation Table:

                                                                          Potential
                                                                      realizable value
                                                                      at assumed annual
                                                                       rates of stock
                                                                            price
                                                                      appreciation for
                                       Individual grants                 option term
                          ------------------------------------------- -----------------
                          Number of   Percent of
                          securities   options    Exercise
                          underlying  granted to  or base
                           options   employees in  price   Expiration
          Name             granted   fiscal year   ($/Sh)     date       5%      10%
          ----            ---------- ------------ -------- ---------- -------- --------
Walter G. Goodrich......   145,000        24%      $5.36   05/18/2005 $214,726 $474,488

Robert C. Turnham, Jr...    70,000        12%      $4.88   05/18/2010 $214,610 $543,865

Roland L. Frautschi.....    50,000         8%      $4.88   05/18/2010 $153,293 $388,475

   The options described above vest in one-third increments on the first, second and third anniversaries of the grant date, which was May 18, 2000.

Stock Option Exercises and Year-End Holdings

   During 2000 the named executive officers exercised the following stock options: Walter G. Goodrich exercised 62,288 stock options at an exercise price of $0.83 per share, Robert C. Turnham, Jr. exercised 30,810 stock options at an exercise price of $0.75 per share and Roland L. Frautschi exercised 35,498 stock options at an exercise price of $0.75 per share.


   The following table sets forth information concerning stock option holdings and the value of unexercised in-the-money stock options held by our executive officers named in the Summary Compensation Table:

                                 Number of Shares
                              Underlying Unexercised     Value of Unexercised
                                  Options Held at      In-the-Money Options Held
                                 December 31, 2000      at December 31, 2000(1)
                             ------------------------- -------------------------
             Name            Exercisable Unexercisable Exercisable Unexercisable
             ----            ----------- ------------- ----------- -------------
   Walter G. Goodrich......     8,333       161,667      $18,645      $37,292
   Robert C. Turnham, Jr...     5,833        81,667       14,554       46,609
   Roland L. Frautschi.....     5,333        60,667       13,307       39,114

  --------
  (1) Computed based on the difference between aggregate fair market value and aggregate exercise price. The fair market value of our common stock on December 31, 2000 was $5.125 per share based on the closing sales price on the NYSE on such date.

                        TRANSACTIONS WITH OUR MANAGEMENT
                              AND SECURITYHOLDERS

   In connection with our private placement in September 1999, we paid a placement fee of $900,000 to affiliates of H&Q Guaranty, which became a significant holder of our securities as a result of its purchases in this transaction. The securities sold in the private placement consisted of convertible notes issued by two subsidiaries, preferred units issued by a subsidiary and warrants to purchase our common stock. Concurrently with this transaction, Mr. Donald M. Campbell, the Chief Executive Officer of H&Q Guaranty, became a member of our board of directors. Mr. Campbell purchased $600,000 of securities and H&Q purchased $4,000,000 of securities in the private placement. In addition, in this private placement, Mr. Patrick E. Malloy, III, who became a director at our 2000 annual meeting, purchased $1,500,000 of securities, EIC/GDP Investors, LLC, an affiliate of a significant holder of our securities, purchased $1,000,000 of securities, Alps Investments, LLC, a significant holder of our securities, purchased $2,400,000 of securities and Mr. Michael D. Fulton and Ms. Katheryn E. Cole, significant holders of our securities, purchased an aggregate of $1,000,000 of securities.

   In February 2000, we completed a private placement of 1,500,000 shares of our common stock, resulting in net proceeds to us of $4,500,000, to the same investor group that purchased the convertible securities in September 1999. In this private placement, Mr. Campbell purchased 63,135 shares, Mr. Malloy purchased 157,839 shares, Entrepreneurial Investment Corporation, an affiliate of a significant holder of our securities, purchased 105,232 shares, Alps Investments, LLC purchased 252,543 shares and Mr. Fulton and Ms. Cole purchased an aggregate 105,231 shares. Also in February 2000, we issued each of Mr. Malloy and Entrepreneurial Investment Corporation 12,500 shares of our common stock in consideration of their agreement to underwrite our call for redemption of the preferred units issued in the September 1999 private placement.

   In August 2000, each of H&Q Guaranty, Entrepreneurial Investment Corporation and Mr. Malloy were paid 15,000 shares of our common stock in consideration of their agreement to underwrite our call for redemption of the convertible notes issued in the September 1999 private placement. In addition, we issued 15,000 shares of our common stock to an affiliate of H&Q Guaranty as a fee for soliciting the investors with respect to the redemption. In connection with the stand-by underwriting of the redemption, each of H&Q Guaranty, Entrepreneurial Investment Corporation and Mr. Malloy purchased convertible notes and subsequently redeemed them for an aggregate of 74,885 shares of common stock.

   In October 2000, we completed a private placement of 1,000,000 shares of our common stock, resulting in net proceeds to us of $5.0 million, to certain members of the same investor group that purchased our securities in September 1999 and February 2000. We received irrevocable commitments to purchase these shares on September 28, 2000. H&Q Guaranty acted as placement agent, for which it received $250,000 in cash.

   Mr. Henry Goodrich, Chairman of our board of directors, was a party to a consulting agreement with us pursuant to which he received compensation of $150,000 in 1999 and $112,500 through September 2000. Mr. Goodrich's consulting agreement expired August 15, 2000.

   Each of the foregoing transactions with our management and securityholders was on terms at least as favorable to us as terms we could have obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth the beneficial ownership of our common stock as of December 31, 2000 by:

  . each person known by us to beneficially own 5% or more of our common stock;

  . each of the named executive officers and each of our directors; and

  . all of our officers and directors as a group.

   Percentage of ownership is based on 13,318,920 shares of common stock outstanding as of December 31, 2000. Beneficial ownership is calculated based on SEC requirements. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

                                                                Beneficial
                                                                 Ownership
                                                             -----------------
   Beneficial Owner                                           Amount   Percent
   ----------------                                          --------- -------
   Five Percent Stockholders+

   Daniel H. Case, III(1)................................... 3,755,277  25.2

   Hambrecht & Quist Guaranty Finance L.L.C.(1)............. 3,045,098  20.8

   Alps Investments, LLC(2)................................. 1,531,798  11.1

   Duane Roberts(3)......................................... 1,206,582   9.1

   Michael D. Fulton & Katheryn E. Cole(4)..................   850,581   6.4

   Named Executive Officers and Directors

   Donald M. Campbell(1).................................... 3,547,061  23.8

   Patrick E. Malloy, III(5)................................ 1,638,832  12.0

   Walter G. Goodrich(6).................................... 1,179,814   8.8

   Henry Goodrich(7)........................................   598,421   4.5

   Sheldon Appel(8).........................................   452,937   3.3

   Robert C. Turnham, Jr.(9)................................    83,287     *

   Michael Y. McGovern(10)..................................    77,380     *

   Roland L. Frautschi(11)..................................    80,745     *

   Arthur A. Seeligson(12)..................................    32,664     *

   Jeff Bernhard(13)........................................    18,901     *

   Michael J. Perdue........................................    70,675     *

   Directors and Executive Officers as a Group (11
    persons)(14)............................................ 7,271,698  46.2%

--------
*Less than 1%.
+Excluding directors and executive officers.
(1) Includes the following securities held by Hambrecht & Quist Guaranty
    Finance L.L.C. on its own behalf: (a) 1,720,350 shares of common stock,
    (b) 37,107 shares of common stock issuable upon conversion of 89,050 shares of Series A preferred stock, (c) 127,663 shares of common stock issuable upon conversion of 114,496 shares of Series B preferred stock, and (d) warrants to purchase 1,159,978 shares of common stock. Mr.
    Campbell is Chief Executive Officer of Hambrecht & Quist Guaranty Finance L.L.C. and may be deemed to exercise shared voting and investment power with respect to the shares beneficially owned by H&Q Guaranty. Mr. Case is Chairman and Chief Executive Officer of Hambrecht & Quist California, the majority parent of H&Q Guaranty, and of Hambrecht & Quist Group, the parent of H&Q California, and may be deemed to exercise shared voting and investment power with respect to the shares beneficially owned by H&Q Guaranty. In addition to the shares owned directly by H&Q Guaranty, the shares beneficially owned by Mr. Case include the following securities:
    (a) 377,582 shares of common stock held by Mr. Case on his own behalf, (b) 83,629 shares of common stock held by Stacey Case, Mr. Case's wife, (c) 16,725 shares of common stock issuable upon conversion of 15,000 shares of Series B preferred stock held by Mr. Case, (d) 12,265 shares of common stock issuable upon conversion of 11,000 shares of Series B preferred stock held by Mrs. Case, (e) warrants to purchase 175,989 shares of common stock held by Mr. Case, and (f) warrants to purchase 43,989 shares of common stock held by Mrs. Case. In addition to the shares owned directly by H&Q Guaranty, the shares beneficially owned by Mr. Campbell include the following securities: (a) 134,130 shares of common stock held by Mr. Campbell on his own behalf, (b) 132,019 shares of common stock held by Mr. Campbell in his retirement account, (c) 2,442 shares of common stock held by a partnership in which Mr. Campbell has an approximate 60% interest, (d) 6,042 shares of common stock issuable upon conversion of 14,500 shares of Series A preferred stock held by Mr. Campbell on his own behalf, (e) 3,584 shares of common stock issuable upon conversion of 8,600 shares of Series A preferred stock held by Mr. Campbell in his retirement account, (f) 44,254 shares of common stock issuable upon conversion of 39,690 shares of Series B preferred stock held by Mr. Campbell on his own behalf, (g) 44,600 shares of common stock issuable upon conversion of 40,000 shares of Series B preferred stock held by Mr. Campbell in his retirement account, (h) 892 shares of common stock issuable upon conversion of 800 shares of Series B preferred stock held by Mr.
    Campbell's wife, (i) warrants to purchase 66,825 shares of common stock,
    (j) warrants to purchase 65,175 shares of common stock held by Mr.
    Campbell in his retirement account, and (k) options to purchase 2,000 shares of common stock. The address of Hambrecht & Quist Guaranty Finance L.L.C. and Messrs. Case and Campbell is One Bush Street, San Francisco, California 94104.
(2) Includes the following securities held by Alps Investments, LLC on its own behalf: (a) 1,003,798 shares of common stock and (b) warrants to purchase 528,000 shares of common stock. The address of Alps Investments, LLC is 650 Tysons Boulevard, McLean, Virginia 22102.
(3) Includes the following securities: (a) 365,000 shares of common stock held by Mr. Roberts, (ii) 250,000 shares of common stock held by Entrepreneurial Capital Corporation, over which Mr. Roberts exercises shared voting and investment power, (c) 485,882 shares of common stock held by Entrepreneurial Investment Corporation, over which Mr. Roberts exercises shared voting and investment power, (d) 44,200 shares of common stock held by 3R Investments, over which Mr. Roberts exercises shared voting and investment power, (e) 51,500 shares of common stock held by Mr. Roberts' wife and (f) 10,000 shares of common stock owned by Mr. Roberts' children. Mr. Roberts address is 4100 Newport Place, Suite 400, Newport Beach, California 92660.
(4) Includes the following securities held by Mr. Fulton and Ms. Cole on their own behalf: (a) 608,270 shares of common stock, (b) warrants to purchase 220,011 shares of common stock, and (c) 22,300 shares of common stock issuable upon conversion of 20,000 shares of Series B preferred stock. Mr. Fulton and Ms. Cole's address is 6328 NE 194th Street, Kenmore, Washington 98028.
(5) Includes the following securities held by Mr. Malloy on his own behalf:
    (a) 1,294,331 shares of common stock, (b) 12,501 shares of common stock issuable upon conversion of 30,000 shares of Series A preferred stock, (c) warrants to purchase 330,000 shares of common stock, and (d) options to purchase 2,000 shares of common stock. Mr. Malloy's address is Bay Street at the Waterfront, Sag Harbor, New York 11963.
(6) Includes the following securities held by Walter G. Goodrich on his own behalf: (a) 269,332 shares of common stock, (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock, (c) 47,833 shares of common stock issuable upon the conversion of 42,900 shares of Series B preferred stock and (d) options to purchase
    8,333 shares of common stock. In addition, includes (a) 509,019 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest, (b) 282,134 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder, and (c) 61,496 shares of common stock issuable upon conversion of 55,153 shares of Series B preferred stock held by Goodrich Energy. Walter G. Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Walter
     G. Goodrich exercises sole voting and investment power with respect to the shares held by Goodrich Energy. Walter G. Goodrich and Henry Goodrich beneficially own 9.4% of the outstanding shares of common stock. Walter G. Goodrich's address is 815 Walker Street, Suite 1040, Houston, Texas 77002.
(7) Includes the following securities: (a) 82,069 shares of common stock held by Henry Goodrich on his own behalf, (b) 509,019 shares of common stock held by HGF Partnership and (c) options to purchase 7,333 shares of common stock. Henry Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Henry Goodrich and Walter G. Goodrich beneficially own 9.4% of the outstanding shares of common stock. Henry Goodrich's address is 333 Texas St., Suite 1375, Shreveport, Louisiana 71101.
(8) Includes the following securities: (a) 110,136 shares of common stock held by Mr. Appel on his own behalf, (b) 27,925 shares of common stock issuable upon conversion of 67,015 shares of Series A preferred stock held by Mr. Appel and (c) options to purchase 9,250 shares of common stock. In addition, includes 305,626 shares of common stock issuable upon conversion of 274,104 shares of Series B preferred stock held by a trust of which Mr. Appel is the trustee. Mr. Appel's address is 2148 Federal Avenue, Suite A, Los Angeles, California 90025.
(9)  Includes the following securities held by Mr. Turnham on his own behalf:
     (a) 52,545 shares of common stock, (b) 1,375 shares of common stock issuable upon the conversion of 3,300 shares of Series A preferred stock and (c) options to purchase 5,833 shares of common stock. In addition, includes the following securities held by Mr. Turnham's wife: (a) 21,450 shares of common stock and (b) 2,084 shares of common stock issuable upon conversion of 5,000 shares of Series A preferred stock.
(10) Includes the following securities: (a) 53,369 shares of common stock held by Mr. McGovern on his own behalf and (b) warrants to purchase 22,011 shares of common stock held by a partnership in which Mr. McGovern has an approximate 50% interest. In addition, includes options to purchase 2,000 shares of common stock.
(11) Includes the following securities held by Mr. Frautschi on his own behalf:
     (a) 75,412 shares of common stock and (b) options to purchase 5,333 shares of common stock.
(12) Includes the following securities held by Mr. Seeligson on his own behalf:
     (a) 20,601 shares of common stock and (b) options to purchase 12,063 shares of common stock.
(13) Includes the following securities: (a) 8,088 shares of common stock held by Mr. Benhard on his own behalf, (b) options to purchase 8,313 shares of common stock and (c) 2,500 shares of common stock held by Mr. Benhard's wife.

(14) The number of shares of common stock beneficially owned by all executive officers and directors as a group includes the following securities: (a) 92,285 shares of common stock issuable upon conversion of 221,466 shares of Series A preferred stock, (b) 632,364 shares of common stock issuable upon exercise of 567,143 shares of Series B preferred stock, (c) warrants to purchase 1,621,978 shares of common stock and (d) options to purchase 62,458 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.20 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share, of which 1,375,000 shares are designated as Series A Convertible Preferred Stock and 750,000 shares are designated as Series B Convertible Preferred Stock. As of the date of this prospectus, 13,318,920 shares of our common stock, 791,968 shares of our Series A preferred stock and 660,839 shares of our Series B preferred stock were issued and outstanding.

   The following summary of the provisions of our capital stock is subject to and qualified in its entirety by our articles of incorporation and bylaws and by the provision of applicable law.

Common Stock

   Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock do not have the right to cumulate their votes in the election of directors. Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock have the right to share ratably in any assets remaining after the satisfaction in full of all our liabilities and of all liquidation preferences on any outstanding shares of preferred stock. Holders of common stock have no preemptive or preferential rights to purchase or subscribe for any part of any additional securities or rights to convert their common stock into other securities and are not subject to future calls or assessments by us. All outstanding shares of common stock are, and all shares of common stock offered in connection with the offering and to be issued upon conversion of the preferred stock upon issuance will be, fully paid and nonassessable.

Preferred Stock

   Generally. Our board of directors is authorized, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock and to fix and determine the designations, series, powers, preferences, rights, qualifications, limitations and restrictions of the preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. The issuance of a new series of the preferred stock could have the effect of delaying, deferring or preventing a change of control of Goodrich.

   Series A Convertible Preferred Stock. Our certificate of incorporation authorizes 1,375,000 shares of Series A Convertible Preferred Stock. The Series A preferred stock ranks senior to the common stock with respect to dividends and distributions of assets upon our liquidation, dissolution or winding up. There are 791,968 shares of Series A preferred stock outstanding as of the date hereof. The Series A preferred stock has a par value of $1.00 per share, with a liquidation preference of $10.00 per share. It is convertible at the option of the holder at any time, unless earlier redeemed, into shares of our common stock at an initial conversion rate of 0.4167 shares of common stock per share of Series A preferred stock. The Series A preferred stock will automatically convert into common stock at a rate of 0.4167 shares of common stock for each share of Series A preferred stock if the closing price for the Series A preferred stock exceeds $15.00 per share for ten consecutive trading days.

   Holders of shares of Series A preferred stock are entitled to receive, when, as and if declared by our board of directors, out of any funds legally available for this purpose, cash dividends at the annual rate of 8% or $0.80 per share, accruing without interest and cumulative from the date of first issuance. These dividends are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Dividends and distributions (other than dividends payable solely in junior ranking capital stock) may not be declared, paid or set apart for payment and purchases, redemptions or other acquisitions of shares of common stock or other junior ranking capital stock unless all accrued and unpaid dividends on the Series A preferred stock have been paid or declared and set apart for payment.

   We may, at our option, redeem all or part of the shares of Series A preferred stock then outstanding, subject to the limitations, if any, imposed by applicable law, at a redemption price of $12.00 per share plus any accrued and unpaid dividends, whether or not declared. There is no mandatory redemption or sinking fund obligation with respect to the Series A preferred stock.

   In the event of a voluntary or involuntary liquidation, dissolution or winding up of Goodrich, holders of shares of Series A preferred stock will be entitled to receive, out of our assets legally available therefor, a sum equal to $10.00 per share of Series A preferred stock, subject to adjustments for stock splits or combinations, plus all dividends, if any, accrued and unpaid to the distribution date.

   Holders of shares of Series A preferred stock have no voting rights, except as required by law, unless dividends payable on the Series A preferred stock fall into arrears in an amount equal to at least six quarterly dividends, whether or not consecutive. In such an event, the number of our directors may be increased by two upon such election by Series A holders, and holders of shares of Series A preferred stock (voting separately as a class with the holders of stock ranking on a parity with the Series A preferred stock and with like voting rights) will be exclusively entitled to elect, at any meeting of stockholders at which directors are to be elected during the period such dividends remain in arrears, such two additional directors to serve until all such dividends have been paid in full or set apart for payment.

   So long as any shares of Series A preferred stock are outstanding, we may not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series A preferred stock, voting separately as a class, do the following:

  . amend, alter or repeal any provision of our Certificate of Incorporation or Bylaws to adversely affect the rights of the Series A preferred stock;

  . authorize or issue or increase the authorized amount of any additional class or series of stock ranking senior to the Series A preferred stock; or

  .  effect any reclassification of the Series A preferred stock.

   So long as any shares of Series A preferred stock are outstanding, we may not, without the affirmative vote of the holders of at least 50% of all outstanding shares of Series A preferred stock, voting separately as a class, do the following:

  . authorize or issue or increase the authorized amount of any additional class or series of stock having dividend or liquidation rights on a parity with the Series A preferred stock and having the right to vote on matters as to which the Series A preferred stock is not entitled to vote; or

  . incur indebtedness for money borrowed or authorize or issue stock ranking on a parity with such Series A preferred stock as to dividends or liquidation if adjusted stockholders' equity is less than the liquidation preference of the Series A preferred stock and all stock ranking senior to or on a parity with the Series A preferred stock.

   Upon the occurrence of the first "Ownership Change" with respect to our company, holders of Series A preferred stock have the right, at the holder's option, for a period of 45 days following notice of such change to convert all, but not less than all, of such holder's Series A preferred stock into common stock with an aggregate Market Value equal to the aggregate Adjusted Value of the Series A preferred stock for which conversion is elected. In September 1999, such an Ownership Change occurred when H&Q Guaranty and its affiliates became the beneficial owner of more than 30% of our voting stock. Under the terms of our Series A preferred stock, we were required to send notice of such occurrence within 30 days of such event setting forth the details regarding the special conversion right. The board has determined that it is in the best interests of the company to send such notice, and to offer such conversion right, to the current holders of Series A preferred stock, granting such holders a 45-day period after the mailing of the notice in which to elect such conversion at the rate of 0.7813 shares of common stock for each share of Series A preferred stock. Two of the holders of our Series A preferred stock elected to participate in the special conversion. There are currently 16 record holders of our Series A preferred stock.

   If a Corporate Change (as defined below) should occur with respect to us, each holder of Series A preferred stock shall have the right, at the holder's option, for a period of 45 days after the mailing of a notice by us that a Corporate Change has occurred, to convert all, but not less than all, of such holder's Series A preferred stock into Marketable Stock (as defined below) with an aggregate Market Value (as defined below) equal to the Adjusted Value (as defined below) of the Series A preferred stock. If following a Corporate Change no Marketable Stock is outstanding, each holder of Series A preferred stock will have a special conversion right, if he so elects, to receive an amount of securities, cash or other property distributed to holders of common stock in the Corporate Change. The value of such amount will equal the Adjusted Value per share of the Series A preferred stock. We or our successor, as the case may be, may, at our/their option, in lieu of providing Marketable Stock, provide the holder with cash equal to the Adjusted Value of the shares of Series A preferred stock. If the Series A preferred stock becomes subject to this special conversion right due to a Corporate Change, the Series A preferred stock remains convertible into the kind and amount of securities, cash or other assets that the holders would have owned immediately after the Corporate Change if the holders had converted the Series A preferred stock immediately before the effective date of the Corporate Change.

   At least 30 days prior to the proposed effective date of a Corporate Change, we will mail to each holder of Series A preferred stock a notice setting forth the details of the proposed Corporate Change and the special conversion right. Within 30 days of the occurrence of a Corporate Change with respect to us, we will mail to each registered holder of Series A preferred stock a notice of such occurrence setting forth details regarding the special conversion right of such Corporate Change. A holder of Series A preferred stock must exercise the special conversion right within the 45-day period after the mailing of such notice of occurrence by us or such special conversion right shall expire. Exercise of such conversion right shall be irrevocable, and dividends on Series A preferred stock tendered for special conversion shall cease to accrue from and after the conversion date.

   As used herein, a "Corporate Change" with respect to us means:

  . the occurrence of any transaction or event in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive cash, securities, property or other assets; or

  . the conveyance, sale, lease, assignment, transfer or other disposal of all or substantially all of our property, business or assets.

   As used herein, the "Adjusted Value" of a share of Series A preferred stock is an amount equal to the Stated Value; provided, however, that if the Reference Value of a share of common stock exceeds both the Market Value of a share of common stock and the Applicable Value, then the Adjusted Value shall be determined by multiplying the greater of the Market Value of a share of common stock or the Applicable Value by the quotient of the Stated Value of a share of Series A preferred stock divided by the Reference Value per share of common stock.

   As used herein, the "Applicable Value" shall be an amount equal to the sum of the cash, Market Value of Marketable Stock and the value of any other securities, property or other consideration distributed to holders of common stock for each share of common stock upon or in connection with a Corporate Change.

   As used herein, "Market Value" of the common stock, or of the common stock of the corporation that is the successor to all or substantially all of our business and assets as a result of a Corporate Change, shall be the average of the closing market price of such common stock or other common stock, as the case may be, for the five business days ending on the last business day preceding the date of the Ownership Change or Corporate Change.

   As used herein, the term "Marketable Stock" shall mean our common stock or the common stock of our successor as a result of a Corporate Change, which in either case is listed on the NYSE or the American Stock Exchange or approved for quotation in the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices in the United States.

   As used herein, "Stated Value" of a share of Series A preferred stock converted during the 45-day period following the occurrence of a Corporate Change or an Ownership Change shall mean the price per share we would be required to pay if we exercised our option to redeem such shares on the conversion date, plus an amount equal to the amount by which the Market Value of the common stock exceeds the exercise price of the Warrant.

   As used herein, the term "Reference Value" shall initially mean $1.92 per share; provided, however, that in the event of any adjustment to the conversion price, the Reference Value shall also be adjusted so that the ratio of the Reference Value to the conversion price, after giving effect to any such adjustment, shall always be the same as the ratio of $1.92 to the initial conversion price.

   Series B Convertible Preferred Stock. Our Certificate of Incorporation authorizes 750,000 shares of Series B Convertible preferred stock. The shares of the Series B preferred stock constitute a single series of our preferred stock. The holders of the Series B preferred stock have no preemptive rights with respect to any shares of our capital stock or any of our other securities. The Series B preferred stock is not subject to any sinking fund or other obligation of Goodrich to redeem or retire the Series B preferred stock. The Series B preferred stock has not been approved for listing on any stock exchange.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

 Classified board of directors and Limitations on Removal of Directors

   Our board of directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders.

 Written Consent of Stockholders

   Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by written consent of stockholders owning the minimum number of shares required to approve such action. Any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called at any time by the Chairman of the Board, the President, by a majority of the board of directors, on the written request of any two directors, or by the Secretary. A special meeting must be called by the Chairman of the Board, the President or the Secretary when a written request is delivered to such officer, signed by the holders of at least 10% of the issued and outstanding stock entitled to vote at such meeting.

 Advance Notice Procedure for Stockholder Proposals

   Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

  . with respect to an election to be held at the annual meeting of stockholders, 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders;

  . with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed to stockholders or public disclosure of the date of the meeting was made, whichever first occurs, and must contain specified information concerning the person to be nominated.

   Notice of stockholders' intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the preceding annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders' meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control. These advance notice procedures are not applicable prior to the trigger date.

 Limitation of Liability of Officers and Directors

   Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law;

  . for unlawful payment of a dividend or unlawful stock purchase or stock redemption (Section 174 of the Delaware General Corporation Law); and

  . for any transaction from which the director derived an improper personal benefit.

   The effect of these provisions is to eliminate the rights of Goodrich and our stockholders, through stockholders' derivative suits on behalf of Goodrich, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ComputerShare, and its address is 311 West Monroe Street, Chicago, Illinois 60606 and telephone number is (312) 588-4700.

Registration Rights

   In connection with our private placements of securities in September 1999 and February 2000 we entered into a registration rights agreement for the benefit of the holders of those securities. The registration rights agreement provides that holders of more than $500,000 of registrable securities or holders of at least 50% of those securities can request that we register their shares for resale by filing a shelf registration statement on their behalf. We have the right to delay any such request for registration for six months following the effectiveness of the registration statement of which this prospectus is a part.

                              PLAN OF DISTRIBUTION

   We are offering the common stock on a best efforts, all or none basis. Jefferies & Company, Inc., Chase Securities Inc., Salomon Smith Barney Inc., Johnson Rice & Company and Janney Montgomery Scott, LLC, the placement agents, have been retained pursuant to a placement agency agreement to act as our agents in connection with the solicitation of offers to purchase our common stock on a best efforts basis.

   This offering is not being conducted on a firm commitment basis. The placement agents are not obligated to and do not intend to themselves take (or purchase) any of the shares of our common stock. It is anticipated that the placement agents will obtain indications of interest from potential investors for the amount of the offering and that effectiveness of our registration statement will not be requested until indications of interest have been received for the amount of the offering. No investor funds will be accepted until indications of interest have been received for the amount of the offering, and no investor funds will be accepted prior to effectiveness of our registration statement. Notifications of intentions to purchase and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. After our registration statement is declared effective and prior to the closing date, all investor funds will promptly be placed in escrow with Wells Fargo Minnesota, National Association, as escrow agent, in an escrow account established for the benefit of the investors. The escrow agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Securities Exchange Act of 1934. Prior to the closing date, the escrow agent will advise us that payment for the purchase of the shares of our common stock offered hereby has been affirmed by the investors and that the investors have deposited the requisite funds in the escrow account at the escrow agent. Upon receipt of such notice, we will deposit with The Depository Trust Company the shares of common stock to be credited to the respective accounts of the investors. Investor funds, together with interest thereon, if any, will be collected by us through the facilities of the escrow agent on the closing date. The offering will not continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited in the escrow account, together with interest thereon, will promptly be returned.

   We have agreed (1) to pay the placement agents an aggregate fee equal to 5% of the gross proceeds of this offering (approximately $750,000) as a commission, (2) to pay to Jefferies & Company, Inc., as lead placement agent, an additional fee equal to 2% of the gross proceeds of this offering (approximately $300,000), and (3) to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act. In addition to these fees and commissions, we estimate that our total expenses for this offering will be $1,350,000.

   Our executive officers and directors and certain of our shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus.

   Although it has no intent or understanding to do so, Jefferies & Company, Inc., in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 180-day lock up period. Jefferies & Company, Inc. has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling shareholder and other relevant considerations.

   In connection with our recent $5.0 million private placement completed in October 2000, we paid Jefferies & Company, Inc. an advisory fee in the amount of $100,000 for financial advisory and structuring services. We have further agreed to reimburse Jefferies & Company, Inc. for approximately $225,000 of its direct, out-of-pocket expenses in connection with this offering and a proposed underwritten public offering in December 2000 which was not completed.

   We have paid fees and other compensation to affiliates of H&Q Guaranty in connection with several recent private placements and such affiliates are significant holders of our common stock. See "Transactions with our Management and Securityholders" and "Principal Stockholders" for a description of such transactions and ownership.

   No agent of the Company intends to engage in stabilizing transactions or similar market making activity in connection with the direct offering of shares by Goodrich.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters will be passed upon for Jefferies & Co., Inc., as placement agent, by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                            INDEPENDENT ACCOUNTANTS

   The financial statements of Goodrich Petroleum Corporation and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                        INDEPENDENT PETROLEUM ENGINEERS

   Information relating to the estimated proved reserves of oil and natural gas and the related statements of future cash flows and present values of future net revenues thereof and other related calculations as of January 1, 2000 and June 30, 2000 included herein and in the notes to our financial statements have been prepared by Coutret & Associates, Inc., independent petroleum engineers.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information that is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered in this prospectus.

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Those reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part, can be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us, as well as the registration statement of which this prospectus forms a part. The reports, proxy and information statements and other information concerning us also can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is listed.

                          GLOSSARY OF TECHNICAL TERMS

   The definitions below apply to the technical terms used in this prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

   After payout. With respect to an oil or gas interest in a property, refers to the time period after which the costs to drill and equip a well have been recovered.

   Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

   Bcf. Billion cubic feet.

   Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Boe. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

   Completion. The installation of permanent equipment for the production of oil or gas or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

   Developed acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

   Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon believed to be productive.

   Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

   Farm-in or farm-out. An agreement whereunder the owner of a working interest in an oil and natural gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

   Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

   Finding costs. Costs associated with acquiring exploring for and developing proved oil and natural gas reserves, including all costs involved in acquiring acreage, geological and geophysical work and the cost of drilling and completing wells.

   Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

   MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

   Mcf. One thousand cubic feet.

   Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

   MMBtu. One million British Thermal Units.

   MMcf. One million cubic feet.

   MMcf/d. One million cubic feet per day.

   MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

   Normally pressured reservoirs. Reservoirs with a formation-fluid pressure equivalent to 0.465 psi per foot of depth from the surface. For example, if the formation pressure is 4,650 psi at 10,000 feet, then the pressure is considered to be normal.

   Over-pressured reservoirs. Reservoirs subject to abnormally high pressure as a result of certain types of subsurface formations.

   Present value. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to nonproperty-related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

   Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Proved developed non-producing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

   Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

   Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

   Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

   Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

   Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

   PV-10 Value. The present value of estimated future revenues to be generated from the production of proved reserves, calculated in accordance with Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

   Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

   Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

   Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or gas production free of costs of production.

   Standardized Measure. The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the SEC's rules for inclusion of oil and gas reserve information in financial statements filed with the SEC.

   3-D seismic data. Three-dimensional pictures of the subsurface created by collecting and measuring the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

   Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

   Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

   Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets at September 30, 2000 (Unaudited) and
 December 31, 1999.......................................................   F-2
Consolidated Statements of Operations (Unaudited) Nine Months Ended
 September 30, 2000 and 1999.............................................   F-3
Consolidated Statements of Cash Flows (Unaudited) Nine Months Ended
 September 30, 2000 and 1999.............................................   F-4
Consolidated Statements of Stockholders' Equity and Comprehensive Income
 (Unaudited) Nine Months Ended September 30, 2000 and 1999...............   F-5
Notes to Consolidated Financial Statements September 30, 2000 and 1999
 (Unaudited).............................................................   F-6
Independent Auditors' Report.............................................   F-9
Consolidated Balance Sheets at December 31, 1999 and 1998................  F-10
Consolidated Statements of Operations Years Ended December 31, 1999, 1998
 and 1997................................................................  F-11
Consolidated Statements of Cash Flows Years Ended December 31, 1999, 1998
 and 1997................................................................  F-12
Consolidated Statements of Stockholders' Equity and Comprehensive Income
 Year Ended December 31, 1999, 1998 and 1997.............................  F-13
Notes to Consolidated Financial Statements December 31, 1999.............  F-14

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                     September 30, December 31,
                                                         2000          1999
                                                     ------------- ------------
                                                      (Unaudited)
                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents.........................  $ 2,030,396  $ 5,929,229
  Accounts receivable
    Trade and other, net of allowance...............    1,107,992      669,741
    Accrued oil and gas revenue.....................    4,796,421    1,937,711
  Prepaid insurance and other.......................      147,990       53,806
                                                      -----------  -----------
    Total current assets............................    8,082,799    8,590,487
                                                      -----------  -----------
PROPERTY AND EQUIPMENT
  Oil and gas properties (successful efforts
   method)..........................................   76,030,100   65,401,168
  Furniture, fixtures and equipment.................      229,162      213,524
                                                      -----------  -----------
                                                       76,259,262   65,614,692
  Less accumulated depletion, depreciation and
   amortization.....................................  (24,097,747) (19,566,835)
                                                      -----------  -----------
    Net property and equipment......................   52,161,515   46,047,857
                                                      -----------  -----------
OTHER ASSETS
  Restricted Cash...................................    1,030,000           --
  Deferred taxes....................................    1,655,032           --
  Other.............................................      329,384    1,620,208
                                                      -----------  -----------
    Total Other Assets..............................    3,014,416    1,620,208
                                                      -----------  -----------
      TOTAL ASSETS..................................  $63,258,730  $56,258,552
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long term debt.................  $ 3,600,000  $ 3,600,000
  Accounts payable..................................    5,063,377    2,711,746
  Accrued liabilities...............................    1,241,862    1,326,995
  Current portion other non-current liabilities.....    1,240,454    1,182,306
                                                      -----------  -----------
    Total current liabilities.......................   11,145,693    8,821,047
                                                      -----------  -----------
LONG TERM DEBT......................................   20,265,000   33,353,117
OTHER NON-CURRENT LIABILITIES
  Production payment payable........................      697,902    1,630,784
  Accrued abandonment costs.........................    3,452,855    3,108,281
  Accrued interest long term debt...................           --      251,154
PREFERRED STOCKHOLDERS EQUITY IN A SUBSIDIARY
 COMPANY............................................           --    2,683,125
STOCKHOLDERS' EQUITY
  Preferred stock; authorized 10,000,000 shares:
  Series A convertible preferred stock, par value
   $1.00 per share; issued and outstanding 796,318
   shares (liquidation preference $10 per share)....      796,318      796,318
  Series B convertible preferred stock, par value
   $1.00 per share; issued and outstanding 660,839
   and 665,759 shares, respectively (liquidation
   preference $10 per share)........................      660,839      665,759
  Common stock, par value $0.20 per share;
   authorized 25,000,000 shares; issued and
   outstanding 12,315,522 and 5,417,171 shares,
   respectively.....................................    2,463,104    1,083,434
  Additional paid-in capital........................   34,894,343   18,156,114
  Accumulated deficit...............................  (11,117,324) (14,290,581)
                                                      -----------  -----------
      Total stockholders' equity....................   27,697,280    6,411,044
                                                      -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........  $63,258,730  $56,258,552
                                                      ===========  ===========

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                          Nine Months Ended
                                                            September 30,
                                                       ------------------------
                                                          2000         1999
                                                       -----------  -----------
REVENUES
  Oil and gas sales................................... $19,656,078  $ 9,198,913
  Other...............................................     382,229      204,074
                                                       -----------  -----------
    Total revenues....................................  20,038,307    9,402,987
                                                       -----------  -----------
EXPENSES
  Lease operating expense and production taxes........   5,000,863    2,007,520
  Depletion, depreciation and amortization............   4,227,460    3,549,541
  Exploration.........................................   2,084,469    1,295,032
  Interest expense....................................   3,696,048    1,678,186
  General and administrative..........................   1,711,525    1,617,350
  Preferred dividend requirements of a subsidiary.....      38,364           --
                                                       -----------  -----------
    Total costs and expenses..........................  16,758,729   10,147,629
                                                       -----------  -----------
GAIN (LOSS) ON SALE OF ASSETS.........................     307,299     (519,495)
                                                       -----------  -----------
INCOME (LOSS) BEFORE INCOME TAXES.....................   3,586,877   (1,264,137)
  Income tax benefit..................................  (1,655,032)          --
                                                       -----------  -----------
NET INCOME (LOSS).....................................   5,241,909   (1,264,137)
  Preferred stock dividends...........................     886,685      941,736
                                                       -----------  -----------
INCOME (LOSS) APPLICABLE TO COMMON STOCK.............. $ 4,355,224  $(2,205,873)
                                                       ===========  ===========
BASIC INCOME (LOSS) PER AVERAGE COMMON SHARE.......... $       .49  $      (.42)
                                                       ===========  ===========
DILUTED INCOME (LOSS) PER AVERAGE COMMON SHARE........         .35         (.42)
                                                       ===========  ===========
AVERAGE COMMON SHARES OUTSTANDING--BASIC..............   8,873,159    5,262,320
                                                       ===========  ===========
AVERAGE COMMON SHARES OUTSTANDING--DILUTED............  15,050,900    5,262,320
                                                       ===========  ===========


                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                        Nine  Months Ended
                                                          September  30,
                                                      ------------------------
                                                         2000         1999
                                                      -----------  -----------
OPERATING ACTIVITIES
  Net income (loss).................................. $ 5,241,909  $(1,264,137)
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities
   Depletion, depreciation and amortization..........   4,227,460    3,549,541
   Amortization of leasehold costs...................     762,914      841,321
   Amortization of deferred debt-financing...........     300,292           --
   Deferred tax benefit..............................  (1,655,032)          --
   Accrued interest and other charges on private
    placement borrowings.............................     973,631           --
   Amortization of detachable stock purchase
    warrants.........................................     357,016           --
   Amortization of production payment discount.......     177,999           --
   Preferred dividends of subsidiary.................      38,364           --
   (Gain) Loss on sale of asset......................    (307,299)     519,495
   Director stock grant..............................      30,000       30,000
   Capital expenditures charged to income............     954,640      119,800
   Payment of contingent liability...................          --      (68,636)
  Net change in:
   Accounts receivable...............................  (3,296,961)   1,032,251
   Prepaid insurance and other.......................    (107,103)     159,344
   Accounts payable..................................   2,321,635   (5,124,999)
   Accrued liabilities...............................     (55,133)    (868,960)
   Other Liabilities.................................    (484,525)          --
                                                      -----------  -----------
    Net cash provided by operating activities........   9,479,807   (1,074,980)
                                                      -----------  -----------
INVESTING ACTIVITIES
  Proceeds from sales of assets......................     459,526      240,105
  Acquisition of oil and gas properties..............  (1,198,631)  (3,719,021)
  Capital expenditures............................... (10,783,174)  (1,861,980)
                                                      -----------  -----------
    Net cash used in investing activities............ (11,522,279)  (5,340,896)
                                                      -----------  -----------
FINANCING ACTIVITIES
  Proceeds from private placement of common stock....   4,500,000           --
  Principal payments of bank borrowings..............  (3,225,617)  (1,500,000)
  Preferred stock dividends..........................  (2,068,652)          --
  Proceeds from private placement borrowings.........          --   12,000,000
  Proceeds from preferred stock issue................          --    3,000,000
  Payment of private placement of financing costs....          --   (1,133,612)
  Exercise of stock purchase warrants................     249,322           --
  Exercise of employee stock options.................     191,444           --
  Exercise of director stock options.................       9,875           --
  Net change in restricted cash......................  (1,030,000)          --
  Production payments................................    (452,733)          --
  Payment of debt restructure costs..................     (30,000)          --
                                                      -----------  -----------
    Net cash provided by (used in) financing
     activities......................................  (1,856,361)  12,366,388
                                                      -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.........................................  (3,898,833)   5,950,512
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....   5,929,229       95,630
                                                      -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........... $ 2,030,396  $ 6,046,142
                                                      ===========  ===========
NON-CASH ACTIVITIES
  Conversion of net carrying amount of notes payable
   and accrued interest..............................  10,130,349           --
  Acquisition of oil and gas properties and
   assumption of related liabilities.................          --    6,036,342
  Costs of private placement.........................          --      355,800
  Accrued capital expenditures and financing costs...          --      576,536

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                 Nine Months Ended September 30, 2000 and 1999
                                  (Unaudited)

                                                                                                         Accumulated Other
                      Series A*          Series B*                                                         Comprehensive
                   Preferred Stock    Preferred Stock        Common Stock                                 Loss Unrealized
                  ------------------ ------------------  --------------------- Additional                 Gain (Loss) on
                   Number     Par     Number     Par       Number                Paid-In   Accumulated      Marketable
                  of Shares  Value   of Shares  Value    of Shares  Par Value    Capital     Deficit     Equity Securities
                  --------- -------- --------- --------  ---------- ---------- ----------- ------------  -----------------
Balance at
December 31,
1998............   796,318  $796,318  750,000  $750,000   5,247,705 $1,049,541 $15,226,027 $(12,461,598)     $(400,900)
Net loss........        --        --       --        --          --         --          --   (1,612,265)            --
Realized loss on
sale of
marketable
securities......        --        --       --        --          --         --          --           --        400,900
Total
Comprehensive
Income (Loss)...        --        --       --        --          --         --          --           --             --
Directors stock
grant...........        --        --       --        --      30,000      6,000      24,000           --             --
                   -------  --------  -------  --------  ---------- ---------- ----------- ------------      ---------
Balance at
September 30,
1999............   796,318  $796,318  750,000  $750,000   5,277,705 $1,055,541 $15,250,027 $(14,073,863)            --
                   =======  ========  =======  ========  ========== ========== =========== ============      =========
Balance at
December 31,
1999............   796,318  $796,318  665,759  $665,759   5,417,171 $1,083,434 $18,156,114 $(14,290,581)            --
Net Income......        --        --       --        --          --         --          --    5,241,909             --
Total
Comprehensive
Income .........        --        --       --        --          --         --          --           --             --
Issuance of
common stock....        --        --       --        --   1,533,333    306,667   4,193,333           --             --
Conversion of
preferred stock
of subsidiary to
common stock....        --        --       --        --   1,547,665    309,533   2,411,956           --             --
Exercise of
director stock
option..........        --        --       --        --      12,500      2,500       7,375           --             --
Conversion of
notes payable...        --        --       --        --   3,295,647    659,130   9,751,719           --             --
Preferred stock
dividends.......        --        --       --        --          --         --          --   (2,068,652)            --
Exercise of
common stock
purchase
warrants........        --        --       --        --     252,022     50,403     198,919           --             --
Exercise of
employee stock
option..........        --        --       --        --     245,698     49,140     142,304           --             --
Director stock
grant...........        --        --       --        --       6,000      1,200      28,800           --             --
Conversion of
Series B
preferred stock
to common
stock...........        --        --  (4,920)    (4,920)      5,486      1,097       3,823           --             --
                   -------  --------  -------  --------  ---------- ---------- ----------- ------------      ---------
Balance at
September 30,
2000............   796,318  $796,318  660,839  $660,839  12,315,522 $2,463,104 $34,894,343 $(11,117,324)            --
                   =======  ========  =======  ========  ========== ========== =========== ============      =========
                      Total
                  Stockholders'
                     Equity
                  -------------
Balance at
December 31,
1998............   $ 4,959,388
Net loss........    (1,612,265)
Realized loss on
sale of
marketable
securities......       400,900
                  -------------
Total
Comprehensive
Income (Loss)...    (1,211,365)
Directors stock
grant...........        30,000
                  -------------
Balance at
September 30,
1999............   $ 3,778,023
                  =============
Balance at
December 31,
1999............   $ 6,411,044
Net Income......     5,241,909
                  -------------
Total
Comprehensive
Income .........     5,241,909
Issuance of
common stock....     4,500,000
Conversion of
preferred stock
of subsidiary to
common stock....     2,721,489
Exercise of
director stock
option..........         9,875
Conversion of
notes payable...    10,410,849
Preferred stock
dividends.......    (2,068,652)
Exercise of
common stock
purchase
warrants........       249,322
Exercise of
employee stock
option..........       191,444
Director stock
grant...........        30,000
Conversion of
Series B
preferred stock
to common
stock...........            --
                  -------------
Balance at
September 30,
2000............   $27,697,280
                  =============

-----
* Dividends are cumulative and arrearages amounted to $941,726 or $.12 per share at September 30, 1999.

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2000 and 1999
                                  (Unaudited)

NOTE A--Basis of Presentation

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission; however, the Company believes the disclosures which are made are adequate to make the information presented not misleading. The financial statements and footnotes included in this registration statement should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1999.

   In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company as of September 30, 2000 and the results of its operations for the nine months ended September 30, 2000 and 1999.

   The results of operations for the nine month period ended September 30, 2000 are not necessarily indicative of the results to be expected for the full year.

NOTE B--Conversion of Convertible Notes

   In August 2000, the holders of approximately $12,943,000 of principal and accrued interest on convertible notes issued by two of the Company's subsidiaries in a private placement in September 1999 converted their notes into 3,235,647 shares of the Company's common stock. The conversion of the notes increased stockholders equity by approximately $10,130,000, inclusive of approximately $1,033,000 in remaining deferred loan financing costs which have been eliminated.

   The Company arranged a stand-by underwriting to finance the purchase of the convertible notes from noteholders that elected not to convert their notes into the Company's common stock. Notes purchased by the underwriters were subsequently converted into shares of the Company's common stock on the same terms as the notes originally tendered for conversion. Two of the underwriters are, or are affiliates of, members of the Company's board of directors. Each underwriter received 15,000 shares of the Company's common stock as compensation for their services. In addition, one of the underwriters received an additional 15,000 shares of common stock for their role as agent for the noteholders. The Company issued 60,000 shares of common stock as consideration for underwriting and noteholder agent assistance relative to the conversion of the notes, which resulted in a charge to interest expense of $280,500.

NOTE C--Acquisition of Oil and Gas Properties

   On March 2, 2000, the Company completed its acquisition of working interests in the Burrwood and West Delta 83 Fields, comprising, approximately 8,600 acres, in Plaquemines Parish, Louisiana for a net purchase price of $1,198,000 and the assumption of the fields' plugging and abandonment obligation estimated at $5,000,000. The Company acquired an approximate 95% working interest of all rights from the surface to approximately 10,600' and an approximate 47.5% working interest in the deep rights below 10,600'. In connection with the acquisition the Company secured a performance bond and established an escrow account to be used for the payment of obligations associated with the plugging and abandonment of the wells, salvage and removal of platforms and related equipment, and the site restoration of the fields. Required escrowed outlays include an initial cash payment of $750,000 and monthly cash payments of $70,000 beginning June 1, 2000 and continuing until June 1, 2005. In addition, as part of the purchase agreement, the Company has agreed to

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES shoot a 3-D seismic survey over the fields by June 30, 2001 or remit payment to the seller in the amount of $3,500,000. The 3-D seismic survey began in July and is approximately 40% complete at September 30, 2000. The Company anticipates that the seismic survey will be completed on or before June 30, 2001. The cost of the seismic survey is expected to be approximately $2,500,000 and the Company has incurred seismic survey costs of approximately $1,250,000 through September 30, 2000.

NOTE D--Private Placement

   On February 18, 2000, the Company completed a private placement of shares of its common stock resulting in net proceeds to the Company of $4,500,000. The Company issued 1,533,333 shares of common stock in an offering, which began on January 28, 2000. The $4,500,000 in offering proceeds, in addition to the Company's existing working capital and anticipated cash flow from operations, have been used to assist in the acquisition of and will be used in the development of the Burrwood and West Delta 83 fields, and to further develop the Lafitte field purchased in 1999. The Company owns an approximate 49% working interest in the Lafitte field in Jefferson Parish, Louisiana, which was acquired in September 1999.

NOTE E--Conversion of Preferred Units

   On January 28, 2000, the Company notified holders of Goodrich Petroleum Company, LLC's Series A Preferred Units that it intended to call for redemption all the outstanding units which were convertible into the Company's common stock at $2.00 per share. On February 17, 2000, all of the holders of the Preferred Units, representing one hundred percent of the 300,000 of outstanding Units, converted the Units into approximately 1,550,000 shares of the common stock of Goodrich Petroleum Corporation. The conversion of the preferred units and private placement increased the Company's stockholders equity by approximately $7,200,000.

NOTE F--Income (Loss) Per Share

   Net income (loss) was used as the numerator in computing both basic and diluted income (loss) per Common share for the nine months ended September 30, 2000 and 1999. The following table reconciles the weighted-average shares outstanding used for these computations.

                                                             Reconciliation of
                                                             Shares Outstanding
                                                            --------------------
                                                             Nine Months Ended
                                                               September 30,
                                                            --------------------
                                                               2000      1999
                                                            ---------- ---------
Basic Method...............................................  8,873,159 5,262,320
Dilutive Stock Warrants....................................  2,757,535        --
Dilutive Stock Options.....................................    653,787        --
Convertible Debt...........................................  2,766,419        --
                                                            ---------- ---------
Diluted Method............................................. 15,050,900 5,262,320
                                                            ========== =========

   Net income applicable to common stock has been adjusted by interest expense associated with the convertible notes of $877,785 net of related tax expense, for purposes of calculating diluted earnings per share for the nine months ended September 30, 2000.

   The computations of earnings per share in the consolidated statements of operations did not consider outstanding convertible preferred stock convertible into 1,068,661 shares of common stock for the nine months ended September 30, 2000 because the effects of these convertible securities would have improved the Company's earnings per share.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   On September 29, 2000, the Company paid an aggregate of approximately $1.8 million of dividend arrearages and $296,000 of regular quarterly dividends on its outstanding series of preferred stock. These payments brought the Company current on both series of preferred stock.

   During 1999 cash dividend payments on its Series A and Series B convertible preferred stock were suspended. Dividends in arrears amounted to $942,000 for the nine months ended September 30, 1999.

NOTE G--Commitments and Contingencies

   The U.S. Environmental Protection Agency ("EPA") has identified the Company as a potentially responsible party ("PRP") for the cost of clean-up of "hazardous substances" at an oil field waste disposal site in Vermilion Parish, Louisiana. The Company has estimated that the remaining cost of long-term clean up of the site will be approximately $3.5 million with the Company's percentage of responsibility to be approximately 3.05%. As of September 30, 2000, the Company has paid approximately $321,000 in costs related to this matter and $122,500 accrued for the remaining liability. These costs have not been discounted to their present value. The EPA and the PRPs will continue to evaluate the site and revise estimates for the long-term clean up of the site. There can be no assurance that the cost of clean up and the Company's percentage responsibility will not be higher than currently estimated. In addition, under the federal environmental laws, the liability costs for the clean-up of the site is joint and several among all PRPs. Therefore, the ultimate cost of the clean up to the Company could be significantly higher than the amount presently estimated or accrued for this liability.

NOTE H--Income Taxes

   The Company recorded a net deferred tax asset of approximately $1.6 million in the nine months ended September 30, 2000 based on projections for generating sufficient taxable income prior to expiration of net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets, net of valuation allowance provided will be realized.

   No provision for income taxes has been recorded by the Company for the nine months ended September 30, 1999 due to its incurring a net operating loss for the 1999 period. A valuation allowance was provided for the amount of net operating losses incurred in 1999.

NOTE I--Subsequent Event

   On September 29, 2000, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for a public offering of its common stock. On October 23, 2000, the Company completed a private placement of 1,000,000 shares of common stock at $5.00 per share. Net proceeds from the private placement amounted to $4,650,000 and will be used primarily to accelerate the development of the Company's Burrwood and West Delta 83 fields. An affiliate of a member of the Company's board of directors received $250,000 in compensation for its service in placing the shares in the private placement.

   On October 17, 2000, the Company reached an agreement with all of the holders of its Series B preferred stock to exchange each share of Series B preferred stock for 1.8 shares of the Company's common stock. The exchange offer is contingent upon, and is expected to close concurrently with, the Company's public offering. The exchange will result in the issuance of 1,189,510 shares of the Company's common stock.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Goodrich Petroleum Corporation:

   We have audited the accompanying consolidated balance sheets of Goodrich Petroleum Corporation and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goodrich Petroleum Corporation and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Shreveport, Louisiana
March 29, 2000

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                      December 31,  December 31,
                                                          1999          1998
                                                      ------------  ------------
                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................... $ 5,929,229   $    95,630
  Marketable equity securities.......................          --       358,700
  Accounts receivable
    Trade and other, net of allowance................     669,741     2,197,179
    Accrued oil and gas revenue......................   1,937,711     1,089,226
  Prepaid insurance..................................      53,806       184,898
                                                      -----------   -----------
    Total current assets.............................   8,590,487     3,925,633
                                                      -----------   -----------
PROPERTY AND EQUIPMENT
  Oil and gas properties.............................  65,401,168    53,320,832
  Furniture, fixtures and equipment..................     213,524       195,279
                                                      -----------   -----------
                                                       65,614,692    53,516,111
  Less accumulated depletion, depreciation and
   amortization...................................... (19,566,835)  (13,720,009)
                                                      -----------   -----------
    Net property and equipment.......................  46,047,857    39,796,102
                                                      -----------   -----------
OTHER ASSETS.........................................   1,620,208       314,853
                                                      -----------   -----------
    TOTAL ASSETS..................................... $56,258,552   $44,036,588
                                                      ===========   ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long term debt.................. $ 3,600,000   $29,500,000
  Accounts payable...................................   2,711,746     7,763,507
  Accrued liabilities................................   1,326,995     1,813,693
  Current portion other noncurrent liabilities.......   1,182,306            --
                                                      -----------   -----------
    Total current liabilities........................   8,821,047    39,077,200
                                                      -----------   -----------
LONG TERM DEBT.......................................  33,353,117            --
OTHER NONCURRENT LIABILITIES
  Production payment payable.........................   1,630,784            --
  Accrued abandonment costs..........................   3,108,281            --
  Accrued interest on long term debt.................     251,154            --
                                                      -----------   -----------
    Total liabilities................................  47,164,383    39,077,200
                                                      -----------   -----------
PREFERRED STOCKHOLDERS EQUITY IN A SUBSIDIARY
 COMPANY.............................................   2,683,125            --
STOCKHOLDERS' EQUITY
  Preferred stock; authorized 10,000,000 shares:
    Series A convertible preferred stock, par value
     $1 per share; issued and outstanding 796,318
     shares (liquidating preference $10 per share,
     aggregating to $7,963,180)......................     796,318       796,318
    Series B convertible preferred stock, par value
     $1 per share; issued and outstanding 665,759 and
     750,000 shares (liquidation preference $10 per
     share, aggregating to $6,657,590)...............     665,759       750,000
  Common stock, par value $0.20 per share; authorized
   25,000,000 shares; issued and outstanding
   5,417,171 and 5,247,703 shares....................   1,083,434     1,049,541
  Additional paid-in capital.........................  18,156,114    15,226,027
  Accumulated deficit................................ (14,290,581)  (12,461,598)
  Accumulated other comprehensive income.............          --      (400,900)
                                                      -----------   -----------
    Total stockholders' equity.......................   6,411,044     4,959,388
                                                      -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........... $56,258,552   $44,036,588
                                                      ===========   ===========

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1999         1998         1997
                                          -----------  -----------  -----------
REVENUES
  Oil and gas sales.....................  $13,734,691  $ 9,836,863  $11,351,586
  Pipeline joint venture................           --           --    1,078,397
  Other.................................      285,883      755,010      471,378
                                          -----------  -----------  -----------
    Total revenues......................   14,020,574   10,591,873   12,901,361
                                          -----------  -----------  -----------
COSTS AND EXPENSES
  Lease operating expense and production
   taxes................................    3,591,427    2,821,515    2,316,006
  Depletion, depreciation and
   amortization.........................    4,743,608    4,094,447    4,862,754
  Exploration...........................    1,656,158    6,010,425    3,205,730
  Impairment of oil and gas properties..      465,465    1,075,853      549,792
  Interest expense......................    2,810,576    1,909,849    1,416,675
  General and administrative............    1,989,703    2,399,332    2,627,672
  Preferred dividend requirements of
   subsidiary...........................       73,125           --           --
                                          -----------  -----------  -----------
    Total costs and expenses............   15,330,062   18,311,421   14,978,629
                                          -----------  -----------  -----------
GAIN (LOSS) ON SALES OF ASSETS..........     (519,495)       4,206      688,304
                                          -----------  -----------  -----------
LOSS BEFORE INCOME TAXES................   (1,828,983)  (7,715,342)  (1,388,964)
  Income Taxes..........................           --           --           --
                                          -----------  -----------  -----------
NET LOSS................................   (1,828,983)  (7,715,342)  (1,388,964)
  Preferred stock dividends (1999
   amounts in arrears)..................    1,249,343    1,255,638    1,205,210
                                          -----------  -----------  -----------
LOSS APPLICABLE TO COMMON STOCK.........  $(3,078,326) $(8,970,980) $(2,594,174)
                                          ===========  ===========  ===========
BASIC LOSS PER AVERAGE COMMON SHARE.....  $      (.58) $     (1.71) $      (.50)
                                          ===========  ===========  ===========
DILUTED LOSS PER AVERAGE COMMON SHARE...  $      (.58) $     (1.71) $      (.50)
                                          ===========  ===========  ===========
AVERAGE COMMON SHARES OUTSTANDING.......    5,288,011    5,243,105    5,229,307
                                          ===========  ===========  ===========


                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1999         1998         1997
                                          -----------  -----------  -----------
OPERATING ACTIVITIES
 Net loss...............................  $(1,828,983) $(7,715,342) $(1,388,964)
 Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
  Depletion, depreciation and
   amortization.........................    4,743,607    4,094,447    4,862,754
  Amortization of leasehold costs.......    1,103,219    1,016,649      288,037
  Amortization of deferred debt
   financing costs......................      109,088           --       27,694
  (Gain) Loss on sale of assets.........      519,495       (4,206)    (688,304)
  Capital expenditures charged to
   income...............................      119,800    4,382,514    2,341,954
  Impairment of oil and gas properties..      465,465    1,075,853      549,792
  Accrued interest on private placement
   borrowings...........................      251,154           --           --
  Amortization of detachable stock
   purchase warrants....................      142,500           --           --
  Preferred stock dividends of
   subsidiary...........................       73,125           --           --
  Payment of other liabilities..........           --     (107,625)    (321,040)
  Director stock grant..................       30,000           --           --
  Other.................................      (68,636)    (160,518)     (87,357)
  Net change in (exclusive of
   acquisition):
  Accounts receivable...................      678,953     (289,660)     520,391
  Prepaid insurance and other...........      195,975      (71,550)      73,933
  Accounts payable......................   (5,051,761)   2,975,821     (157,334)
  Accrued liabilities...................     (418,092)    (679,620)     611,069
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    1,064,909    4,516,763    6,632,625
                                          -----------  -----------  -----------
INVESTING ACTIVITIES
 Proceeds from sale of pipeline joint
  venture...............................           --           --    3,564,000
 Proceeds from sales of assets..........      249,487       49,091      370,000
 Acquisition of oil and gas properties..   (4,099,956)    (129,325)  (2,074,866)
 Capital expenditures...................   (2,556,901) (14,878,619)  (7,866,173)
                                          -----------  -----------  -----------
   Net cash used in investing
    activities..........................   (6,407,370) (14,958,853)  (6,007,039)
                                          -----------  -----------  -----------
FINANCING ACTIVITIES
 Proceeds from bank borrowings..........           --   11,500,000   12,000,000
 Principal payments of bank borrowings..   (2,409,383)    (500,000) (10,963,919)
 Proceeds from Private Placement
  borrowings............................   12,000,000           --           --
 Proceeds from preferred stock issue....    3,000,000           --           --
 Preferred stock dividends..............           --   (1,255,638)  (1,205,210)
 Production payments....................     (114,970)          --           --
 Retirement of preferred stock..........           --           --       (7,650)
 Payment of debt financing costs........   (1,303,496)          --           --
 Exercise of employee stock options.....        3,909           --           --
                                          -----------  -----------  -----------
   Net cash provided by (used in)
    financing activities................   11,176,060    9,744,362     (176,779)
                                          -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS............................    5,833,599     (697,728)     448,807
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD..............................       95,630      793,358      344,551
                                          -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD.................................  $ 5,929,229  $    95,630  $   793,358
                                          ===========  ===========  ===========
NON CASH INVESTING ACTIVITIES
 Costs of private placement.............      355,800           --           --
 Acquisition of oil and gas properties
  and assumption of related
  liabilities...........................    6,036,342           --           --
 Accrued Capital Expenditures and
  Financing Costs.......................           --    1,981,276    1,290,658

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                 Years Ended December 31, 1999, 1998, and 1997

                                                                                                            Accumulated Other
                         Series A            Series B                                                         Comprehensive
                     Preferred Stock*    Preferred Stock*       Common Stock                                Income-Unrealized
                    ------------------  ------------------  -------------------- Additional                  Gain (Loss) on
                     Number     Par      Number     Par      Number                Paid-In    Accumulated      Marketable
                    of Shares  Value    of Shares  Value    of Shares Par Value    Capital      Deficit     Equity Securities
                    --------- --------  --------- --------  --------- ---------- -----------  ------------  -----------------
Balance at January
1, 1997...........   801,149  $801,149        --  $     --  5,225,564 $1,045,113 $ 8,375,282  $   (896,444)     $(189,900)
Net loss..........        --        --        --        --         --         --          --    (1,388,964)            --
Unrealized Change
in Marketable
Securities........        --        --        --        --         --         --          --            --        274,300
Total
Comprehensive
Income (Loss).....
Issuance of Series
B Preferred
Stock.............        --        --   750,000   750,000         --         --   6,750,000            --             --
Preferred stock
dividends
  Series A ($.80
  per share)......        --        --        --        --         --         --          --      (638,023)            --
  Series B ($.76
  per share)......        --        --        --        --         --         --          --      (567,187)            --
Conversion of
preferred stock to
Common Stock......    (3,831)   (3,831)       --        --      2,993        599       3,232            --             --
Employee Stock
grants............        --        --        --        --      3,846        769      24,231            --             --
Retirement of
Series A Preferred
Stock.............    (1,000)   (1,000)       --        --         --         --      (6,650)           --             --
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Balance at
December 31,
1997..............   796,318   796,318   750,000   750,000  5,232,403  1,046,481  15,146,095   (3, 490,618)        84,400
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Net loss..........        --        --        --        --         --         --          --    (7,715,342)            --
Unrealized Change
in Marketable
Securities........        --        --        --        --         --         --          --                     (485,300)
Total
Comprehensive
Income (Loss).....        --        --        --        --         --         --          --            --             --
Preferred stock
dividends.........        --        --        --        --         --         --          --    (1,255,638)            --
Employee and
director stock
grants............        --        --        --        --     15,302      3,060      79,932            --             --
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Balance at
December 31,
1998..............   796,318   796,318   750,000   750,000  5,247,705  1,049,541  15,226,027   (12,461,598)      (400,900)
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Net loss..........        --        --        --        --         --         --          --    (1,828,983)            --
Realized loss on
sale of marketable
Securities........        --        --        --        --         --         --          --            --        400,900
Total
Comprehensive
Income (Loss).....        --        --        --        --         --         --          --            --             --
Issuance of Common
Stock Purchase
Warrants with
Preferred Stock...        --        --        --        --         --         --     210,000            --             --
Issuance of Common
Stock Purchase
Warrants for
services..........        --        --        --        --     40,000      8,000     113,800            --             --
Issuance of Common
Stock Purchase
Warrants as
transaction fee...        --        --        --        --         --         --     234,000            --             --
Issuance of Common
Stock Purchase
Warrants with
debt..............        --        --        --        --         --         --   2,280,000            --             --
Director Stock
Grants............        --        --        --        --     30,000      6,000      24,000            --             --
Exercise of
Employee Stock
Options...........        --        --        --        --      5,250      1,050       2,889            --             --
Conversion of
Series B Preferred
Stock to Common
Stock.............        --        --   (84,241)  (84,241)    94,216     18,843      65,398            --             --
                     -------  --------   -------  --------  --------- ---------- -----------  ------------      ---------
Balance at
December 31,
1999..............   796,318  $796,318   665,759  $665,759  5,417,171 $1,083,434 $18,156,114  $(14,290,581)            --
                     =======  ========   =======  ========  ========= ========== ===========  ============      =========
                        Total
                    Stockholders'
                       Equity
                    -------------
Balance at January
1, 1997...........   $ 9,135,200
Net loss..........    (1,388,964)
Unrealized Change
in Marketable
Securities........       274,300
                    -------------
Total
Comprehensive
Income (Loss).....    (1,114,664)
Issuance of Series
B Preferred
Stock.............     7,500,000
Preferred stock
dividends
  Series A ($.80
  per share)......      (638,023)
  Series B ($.76
  per share)......      (567,187)
Conversion of
preferred stock to
Common Stock......            --
Employee Stock
grants............        25,000
Retirement of
Series A Preferred
Stock.............        (7,650)
                    -------------
Balance at
December 31,
1997..............    14,332,676
                    -------------
Net loss..........    (7,715,342)
Unrealized Change
in Marketable
Securities........      (485,300)
                    -------------
Total
Comprehensive
Income (Loss).....    (8,200,642)
Preferred stock
dividends.........    (1,255,638)
Employee and
director stock
grants............        82,992
                    -------------
Balance at
December 31,
1998..............     4,959,388
                    -------------
Net loss..........    (1,828,983)
Realized loss on
sale of marketable
Securities........       400,900
                    -------------
Total
Comprehensive
Income (Loss).....    (1,428,083)
Issuance of Common
Stock Purchase
Warrants with
Preferred Stock...       210,000
Issuance of Common
Stock Purchase
Warrants for
services..........       121,800
Issuance of Common
Stock Purchase
Warrants as
transaction fee...       234,000
Issuance of Common
Stock Purchase
Warrants with
debt..............     2,280,000
Director Stock
Grants............        30,000
Exercise of
Employee Stock
Options...........         3,939
Conversion of
Series B Preferred
Stock to Common
Stock.............            --
                    -------------
Balance at
December 31,
1999..............   $ 6,411,044
                    =============

* dividends are cumulative and arrearages amounted to $1,249,343 or $0.23 per share at December 31, 1999

                See notes to consolidated financial statements.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1999

NOTE A--Description of Business

   The Company is in the primary business of the exploration and production of crude oil and natural gas. The subsidiaries have interests in such operations in seven states, primarily in Louisiana and Texas. Two of the Company's subsidiaries also had a minority interest in a natural gas pipeline joint venture located in the state of Texas until such interest was sold in 1997.

NOTE B--Summary of Significant Accounting Policies

   Principles of Consolidation--The consolidated financial statements include the financial statements of Goodrich Petroleum Corporation, its wholly-owned subsidiaries, and one of its wholly-owned subsidiary's three wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

   Revenue Recognition--Revenues from the production of natural gas properties in which the Company has an interest with other producers are recognized on the entitlements method. Differences between actual production and net working interest volumes are routinely adjusted. These differences are not significant.

   Property and Equipment--The Company uses the successful effort method of accounting for exploration and development expenditures.

   Leasehold acquisition costs are capitalized. When proved reserves are found on an undeveloped property, leasehold cost is reclassified to proved properties. Significant undeveloped leases are reviewed periodically, and a valuation allowance is provided for any estimated decline in value. Cost of all other undeveloped leases is amortized over the estimated average holding period of the leases.

   Costs of exploratory drilling are initially capitalized, but if proved reserves are not found, the costs are subsequently expensed. All other exploratory costs are charged to expense as incurred. Development costs are capitalized, including the cost of unsuccessful development wells.

   The Company follows SFAS No. 121 and recognizes an impairment when the net of future cash inflows expected to be generated by an identifiable long-lived asset and cash outflows expected to be required to obtain those cash inflows is less than the carrying value of the asset. The Company performs this comparison for its oil and gas properties on a field-by-field basis using the company's estimates of future commodity prices. The amount of such loss is measured based on the difference between the discounted value of such net future cash flows and the carrying value of the asset. The Company recorded such impairments in 1999, 1998 and 1997 in the amounts of $465,000, $1,076,000 and $550,000 respectively. The impairments were generally the result of certain fields depleting earlier than anticipated.

   Depreciation and depletion of producing oil and gas properties are provided under the unit-of-production method. Proved developed reserves are used to compute unit rates for unamortized tangible and intangible development costs, and proved reserves are used for unamortized leasehold costs. Estimated dismantlement, abandonment, and site restoration costs, net of salvage value, are considered in determining depreciation and depletion provisions.

   Gains and losses on disposals or retirements that are significant or include an entire depreciable or depletable property unit are included in income. All other dispositions, retirements, or abandonments are reflected in accumulated depreciation, depletion, and amortization.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Cash and Cash Equivalents--Cash and cash equivalents include cash on hand, demand deposit accounts and temporary cash investments with maturities of ninety days or less at date of purchase.

   Marketable Equity Securities--The Company has classified its investment in marketable equity securities as available for sale. Accordingly, unrealized holding gains and losses are excluded from earnings and are reported as other comprehensive income until realized. The Company sold its marketable equity securities in January 1999.

   Investment in Pipeline Joint Venture--Prior to its sale in October 1997, the Company's investment consisted of a 20% interest in an intrastate natural gas pipeline joint venture. The Company's carrying basis in the investment was established at August 15, 1995 (fair value) and was being amortized on a basis which matched the amortization with the monthly maximum average contract quantities over the estimated remaining term of the joint venture. Amortization amounted to $741,000 for the year ended December 31, 1997. The Company recorded its equity in joint venture earnings as revenues in the statement of operations in the periods when the contract payments were earned.

   Income Taxes--The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes which requires income taxes be accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Earnings Per Share--Basic income per Common share is computed by dividing net income available for common stockholders, for each reporting period by the weighted average number of Common shares outstanding during the period. Diluted income per Common share is computed by dividing net income available for common stockholders for each reporting period by the weighted average number of Common shares outstanding during the period, plus the effects of potentially dilutive Common shares.

   Derivative Financial Instruments--The Company utilizes derivative instruments such as futures, forwards, options, collars and swaps for purposes of hedging its exposure to fluctuations in the price of crude oil and natural gas. Gains and losses from derivatives designated as hedges of sales are reported on the statement of income as an increase or reduction of oil and gas sales in the period related to the actual sale of product. Premiums paid on hedging contracts are amortized over the life of the contracts as a reduction to oil and gas sales.

   Accounting Matters--The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1997. This statement established accounting and reporting standards for derivative instruments and hedging activities. Effective January 1, 2001, the Company must recognize the fair value of all derivative instruments as either assets or liabilities in its Consolidated Balance Sheet. A derivative instrument meeting certain conditions may be designated as a hedge of a specific exposure; accounting for changes in a derivative's fair value will depend on the intended use of the derivative and the resulting designation. Any transition adjustments resulting from adopting this statement will be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. The Company makes use of derivative instruments to hedge specific market risks. The Company has not yet determined the effects that SFAS No. 133 will have on its future consolidated financial statements or the amount of the cumulative adjustment that will be made upon adopting this new standard.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Stock Based Compensation--The Company uses SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income and pro forma earnings per share and other disclosures for employee stock options grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the disclosure provisions of SFAS No. 123.

   Commitments and Contingencies--Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries from third parties, which are probable of realization, are separately recorded, and are not offset against the related environmental liability.

   Use of Estimates--Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE C--Private Placement

   On September 23, 1999, the Company and two of its subsidiaries, Goodrich Petroleum Company, L.L.C. ("Goodrich-Louisiana") and Goodrich Petroleum Company-Lafitte, L.L.C. ("Goodrich-Lafitte"), completed a private placement of $15 million of convertible securities. As described below the private placement transaction accomplished the objectives of management's plan as set forth in the Liquidity and Capital Resources section of the Company's 1998 Annual Report on Form 10-K.

   Goodrich-Louisiana issued convertible notes in the amount of $6,000,000 that will accrue interest monthly at 8% per annum in arrears until October 1, 2002. Unless extended or converted, the principal and accrued interest will be repayable in 24 monthly installments, beginning October 1, 2002. Principal and accrued interest may be converted by the holder at any time into the common stock of the Company at the rate of $4 per share. These convertible notes are secured by various collateral, including a mortgage on Goodrich-Louisiana's oil and gas properties. The purchasers of these notes received one warrant to purchase a share of the common stock of the Company at $.9375 (the closing price on the date the transaction was negotiated) for every $4 of notes issued. The warrants may be exercised at any time before their expiration on September 30, 2006.

   Goodrich-Lafitte is a newly formed Louisiana limited liability company and is the entity which owns a 49% interest in the Lafitte Field. Goodrich-Lafitte also issued convertible notes in the amount of $6,000,000 that will accrue interest at 8% per annum, monthly in arrears, until October 1, 2002. Unless extended or converted, the principal and accrued interest will be repayable in 24 monthly installments, beginning October 1, 2002. Principal and accrued interest may be converted by the holder at any time into the common stock of the Company at the rate of $4 per share. As an alternative conversion right, the principal and accrued interest under these notes may be converted into common equity interests in Goodrich-Lafitte, after October 1, 2002, if neither the common stock of the Company has a closing price of at least $3 per share nor the net asset value per share of the Company is at least $3. These convertible notes are secured by various collateral, including a mortgage on Goodrich-Lafitte's oil and gas properties. The purchasers of these notes received one warrant to purchase a share of the common stock of the Company at $.9375 (the closing price on the date the transaction was negotiated) for every $4 of notes issued. The warrants may be exercised at any time before their expiration on September 30, 2006.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Approximately $3.7 million of the proceeds from the Goodrich-Lafitte convertible notes were used to purchase the aforementioned interest in the Lafitte Field. The remaining proceeds are being used for development capital expenditures and for general corporate and working capital purposes.

   Additionally, Goodrich-Louisiana issued $3,000,000 of preferred interests consisting of 300,000 preferred units with a par value and liquidation preference of $10 per share. The fair value of the preferred units is recorded as preferred stockholders' equity in a subsidiary company in the accompanying financial statements. Distributions on the preferred units will accrue quarterly in arrears at 8% per annum through September 30, 2002 at which time the rate increases 2% per year, not to exceed 20%. Goodrich-Louisiana has the right to redeem the units at any time. The preference amount and accrued distributions may be converted by the holder at any time into the common stock of the Company at $2 per share. On February 17, 2000 the holders of the preferred units exercised their conversion privileges (See Note D). Each preferred unit holder was also issued one warrant to purchase a share of common stock of the Company for every $10 of preference value. The warrants are exercisable at $1.50 per share at any time before their expiration on September 30, 2006.

   Approximately $2,500,000 of the proceeds from issuance of the convertible notes and preferred units was allocated to additional paid in capital as the fair value of the warrants issued in connection with the securities, based on the relative fair value of the two securities. $2,300,000 of the proceeds allocable to additional paid in capital will be amortized as additional interest cost over the original term of the related notes. The remaining adjustment to additional paid in capital related to the preferred units will be recorded as accretion in the value of the preferred stockholders' equity in a subsidiary company. Transaction costs related to the private placement amounted to approximately $1,500,000. The transaction costs allocable to the debt issue of $1,320,000 will be amortized over the life of the convertible debt. The balance at December 31, 1999 net of amortization was $1,370,000. The remaining costs of $180,000 were allocated to, and offset against the carrying value of the preferred units.

   Under the terms of the Goodrich-Louisiana Operating Agreement, the holders of preferred units have no voting rights unless the payment of distributions is six months or more in arrears, in which event the holders of preferred units may participate in the election of company managers. Goodrich-Louisiana is precluded from issuing any new units having preference or priority over the preferred units as to distributions, liquidation or redemption.

   This transaction would normally have required approval of the Company's shareholders according to the Shareholder Approval Policy of the New York Stock Exchange (the "Exchange"). Pursuant to an exception to this policy, and based on a determination by the Company's Audit Committee that the delay necessary in securing shareholder approval prior to the transaction would seriously jeopardize the financial viability of the Company, the Company's Audit Committee approved the Company's omission to seek shareholder approval. The Exchange accepted the Company's application for use of the exception.

NOTE D--Subsequent Events

 Acquisition of Oil and Gas Properties

   On March 2, 2000, the Company completed its acquisition of working interests in the Burrwood and West Delta 83 Fields, comprising approximately 8,600 acres, in Plaquemine Parish, Louisiana for $1,650,000 and the assumption of the fields plugging and abandonment obligation estimated at $5,000,000. The Company acquired an approximate 95% working interest of all rights from the surface to approximately 10,600 feet and an approximate 47.5% working interest in the deep rights below 10,600 feet. In connection with the acquisition the Company secured a performance bond and established an escrow account to be used for the payment of obligations associated with the plugging and abandonment of the wells, salvage and removal of platforms and

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES related equipment, and the site restoration of the fields. Required escrowed outlays include an initial cash payment of $750,000 and monthly cash payments of $70,000 until June 1, 2005. In addition, as part of the purchase agreement, the Company is required to shoot a 3-D seismic survey over the fields by June 30, 2001 or remit payment to the seller in the amount of $3,500,000. The cost of the seismic study is expected to be approximately $2,500,000 and the Company has escrowed cash compensating balances of $500,000 with Compass Bank to be used solely for payments or reimbursements of amounts expended in satisfaction of the seismic requirement. The Company has identified a number of development opportunities in the fields which it plans to begin exploiting in the year 2000.

 Private Placement

   On February 18, 2000, the Company completed a private placement of shares of its common stock resulting in net proceeds to the Company of $4,500,000. The Company issued 1,500,000 shares of common stock in an offering, which began on January 28, 2000. The $4,500,000 in offering proceeds, in addition to the Company's existing working capital and anticipated cash flow from operations, will be used to assist in the acquisition and development of the Burrwood and West Delta 83 fields, and to further develop the Lafitte field purchased in 1999. The Company owns an approximate 49% working interest in the Lafitte field in Jefferson Parish, Louisiana, which was acquired in September 1999.

 Conversion of Preferred Units

   On January 28, 2000, the Company notified holders of Goodrich Petroleum Company, LLC's Series A Preferred Units that it intended to call for redemption all the outstanding units which were convertible into the Company's common stock at $2 per share. On February 17, 2000, all of the holders of the Preferred Units, representing 100% of the $3,000,000 of outstanding Units, converted the Units into approximately 1,550,000 shares of the common stock of Goodrich Petroleum Corporation. The conversion of the preferred units and private placement increased the number of common shares outstanding to approximately 8,416,000 and increased the Company's stockholders equity by approximately $7,200,000.

NOTE E--Lafitte Field Acquisition

   On September 23, 1999 the Company acquired an approximate 49% working interest in the Lafitte Field located in Jefferson Parish, Louisiana for $2,940,000. The field encompasses over 8,000 acres and is located approximately thirty miles south of New Orleans. The Company commenced development activities in the fourth quarter of 1999.

   The consideration granted to seller included a production payment to be satisfied through the delivery of production from the property. In connection with the transaction, the Company recorded a production payment liability of approximately $2,200,000, representing the discounted present value of the estimated production payments necessary to satisfy the obligation.

   Additionally, the Company recorded a $3,800,000 liability for its interest in the estimated plugging and abandonment costs assumed in connection with the purchase. It is expected that approximately $700,000 of the costs will be funded in 2000.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

NOTE F--Indebtedness

   Indebtedness at December 31, 1999 and 1998 consists of the following:

                                                            1999        1998
                                                         ----------- -----------
Bank Debt
Borrowings under credit facility, interest, at Compass
 Prime plus 5/8% (see below) (weighted average rate at
 December 31, 1999--8.1%); principal due July 1, 2001..  $27,090,617 $29,500,000
Convertible Notes Payable at the Subsidiary Level
Goodrich Petroleum Company, LLC $6,000,000 face amount,
 interest at 8% maturing in 2004; (effective interest
 rate of 13.0%)........................................    4,931,250          --
Goodrich Petroleum--Lafitte LLC $6,000,000 face amount,
 interest at 8% maturing in 2004; (effective interest
 rate of 13.0%)........................................    4,931,250          --
                                                         ----------- -----------
                                                          36,953,117  29,500,000
Less current portion...................................    3,600,000  29,500,000
                                                         ----------- -----------
Long-term debt, excluding current portion..............  $33,353,117 $        --
                                                         =========== ===========

 Compass Credit Facility

   On March 2, 2000 the Company amended its credit agreement with Compass Bank. The amended facility provides for a Borrowing Base of $27,100,000 with continued monthly reductions of $300,000, until July 1, 2001. The maturity date for amounts drawn under the bank credit facility is July 1, 2001 with no borrowing base redeterminations conducted prior to that date. Interest on the credit facility is the Compass Bank Index Rate plus 5/8%. Based on these revised terms, $23,490,000 of the bank debt is classified as long-term debt as of December 31, 1999.

   Substantially all of the Company's assets are pledged to secure this credit facility.

   Interest paid during 1999, 1998 and 1997 amounted to $2,338,840, $1,904,809 and $1,038,221, respectively.

   The revised credit facility requires the net proceeds of asset sales be used to extinguish outstanding principal and interest under the borrowing base. Additionally, under the terms of the credit facility, the Company may not make any distributions or pay dividends, including dividends on any class of its preferred stock without lender approval.

 Convertible Notes Payable

   Goodrich-Louisiana issued convertible notes in the amount of $6,000,000 that will accrue interest monthly at 8% in arrears until October 1, 2002. Unless extended or converted, the principal and accrued interest will be repayable in 24 monthly installments, beginning October 1, 2002. Principal and accrued interest may be converted by the holder at any time into the common stock of the Company at the rate of $4 per share. These convertible notes are secured by various collateral, including a mortgage on Goodrich-Louisiana's oil and gas properties. The purchasers of these notes received one warrant to purchase a share of the common stock of the Company at $.9375 (the closing price on the date the transaction was negotiated) for every $4 of notes issued. The warrants may be exercised at any time before their expiration on September 30, 2006. The Company has the right to prepay the Goodrich-Louisiana notes.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Goodrich-Lafitte also issued convertible notes in the amount of $6,000,000 that will accrue interest at 8% per annum accruing monthly in arrears until October 1, 2002. Unless extended or converted, the principal and accrued interest will be repayable in 24 monthly installments, beginning October 1, 2002. Principal and accrued interest may be converted by the holder at any time into the common stock of the Company at the rate of $4 per share. As an alternative conversion right, the principal and accrued interest under the notes may be converted into common equity interests in Goodrich-Lafitte, after October 1, 2002, if neither the common stock of the Company has a closing price of at least $3 per share nor the net asset value per share of the Company is at least $3. These convertible notes are secured by various collateral, including a mortgage on Goodrich-Lafitte's oil and gas properties. The purchasers of these notes received one warrant to purchase a share of the common stock of the Company at $.9375 (the closing price on the date the transaction was negotiated) for every $4 of notes issued. The warrants may be exercised at any time before their expiration on September 30, 2006. The Company can prepay the Goodrich-Lafitte Convertible notes with a 10% prepayment penalty.

   Approximately $2,300,000 of the proceeds from issuance of the convertible notes was allocated to additional paid in capital as the fair value of the warrants issued in connection with the securities based on the relative fair value of the two securities. This amount is being amortized as additional interest cost over the original term of the notes and amounted to $142,500 for the period ended December 31, 1999.

   The aggregate maturities of indebtedness for each of the five years subsequent to December 31, 1999 are as follows: 2000, $3,600,000; 2001, $23,500,000; 2002, $1,907,000; 2003, $7,627,000 and 2004, $5,721,000.

NOTE G--Income Taxes

   Income tax expense for the years ending December 31, 1999, 1998 and 1997 consists of:

                                                         Current Deferred  Total
                                                         ------- --------  -----
Year Ended December 31, 1999:
  U.S. Federal.......................................... $    -- $     --   $--
  State.................................................      --       --    --
                                                         ------- --------   ---
                                                              --       --    --
                                                         ======= ========   ===
Year Ended December 31, 1998:
  U.S. Federal.......................................... $    -- $     --   $--
  State.................................................      --       --    --
                                                         ------- --------   ---
                                                              --       --    --
                                                         ======= ========   ===
Year Ended December 31, 1997:
  U.S. Federal.......................................... $14,643 $(14,643)  $--
  State.................................................      --       --    --
                                                         ------- --------   ---
                                                         $14,643 $(14,643)  $--
                                                         ======= ========   ===

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The following is a reconciliation of the U.S. statutory income tax rate to the Company's effective rate on income (loss) before income taxes for the years ended December 31, 1999, 1998 and 1997:

                                                        1999    1998    1997
                                                        -----   -----   -----
U.S. Statutory Income Tax Rate......................... (35.0)% (35.0)% (35.0)%
Increase in deductible temporary differences for which
 no benefit recorded...................................  35.0    34.6    34.9
Change in the beginning of the year balance of the
 valuation allowance allocated to income tax income
 expense...............................................    --      --      --
Nondeductible expenses.................................    --      .4      .1
                                                        -----   -----   -----
                                                           --      --      --
                                                        =====   =====   =====

   The significant components of deferred income tax expense for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                        1999 1998    1997
                                                        ---- ---- -----------
Deferred tax benefit (exclusive of utilization of net
 operating loss carryforwards).........................   --  --   (1,023,016)
Utilization of net operating loss carryforward......... $ -- $--  $ 1,008,373
                                                        ---- ---  -----------
                                                        $ -- $--  $   (14,643)
                                                        ==== ===  ===========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below.

                                                     December 31,  December 31,
                                                         1999          1998
                                                     ------------  ------------
Deferred tax assets:
Differences between book and tax basis of:
  Marketable equity securities...................... $         --  $    280,471
  Contingent liabilities............................      132,349       158,873
Other...............................................        8,750        65,199
Operating loss carryforwards........................   13,384,419    13,109,624
Statutory depletion carryforward....................    5,974,726     5,657,865
AMT Tax credit carryforward.........................    1,477,872     1,477,872
Investment tax credit carryforward..................        2,108        98,574
                                                     ------------  ------------
Total gross deferred tax assets.....................   20,980,224    20,848,478
Less valuation allowance............................  (19,784,669)  (19,104,959)
                                                     ------------  ------------
Net deferred tax assets.............................    1,195,555     1,743,519
                                                     ------------  ------------
Deferred tax liability:
Differences between book and tax basis of:
  Property and equipment............................   (1,155,912)   (1,703,876)
                                                     ------------  ------------
Total gross deferred liability......................   (1,155,912)   (1,703,876)
                                                     ------------  ------------
Net deferred tax asset.............................. $     39,643  $     39,643
                                                     ============  ============

   The valuation allowance for deferred tax assets increased $680,000 and decreased $2,221,000 for the years ended December 31, 1999 and 1998, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based primarily upon the level of projections for future taxable income generated primarily by the reversal of future taxable temporary differences over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 1999. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

   The following table summarizes the amounts and expiration dates of operating loss and investment tax credit carryforwards:

                                                                 Investment tax credit
    Operating loss carryforwards                                     carryforwards
    ----------------------------                                 ---------------------
    Amount                  Expires                           Amount                           Expires
    ------                  -------                           ------                           -------
  $   973,053                2005                             $2,108                            2001
    7,093,823                2006
    8,860,622                2007
    4,285,746                2008
    3,247,494                2009
    5,480,870                2010
      600,706                2011
    1,939,496                2012
    4,530,029                2018
    1,229,359                2019
  -----------
  $38,241,198
  ===========

   As a result of the August 15, 1995 business combination, the Company's annual utilization of its net operating and statutory depletion carryforwards generated prior to the business combination are limited under Internal Revenue Code Section 382. Such limitation is determined annually and is comprised of a base amount of $1,682,797 plus any recognized "built in gains" existing at August 15, 1995. Such limitation amounted to $19,282,000 in 1998 and is estimated to be $22,194,000 in 1999.

   As a result of the conversion of the preferred units and private placement (See Note D) in February 2000, the annual limitation of the Company's existing net operating losses and statutory depletion carryforwards will be approximately $2,200,000 in 2000 and beyond. The Company's statutory depletion carryforwards and AMT credit carryovers have no expiration date.

   The Company paid income taxes of $4,344 in 1998.

NOTE H--Production Payment Obligation

   A production payment was entered into by the Company to assist in the financing of the Lafitte Field acquisition in September 1999. The original amount of the production payment obligation was $2,940,000, which was recorded as a production payment liability of $2,228,000 after a discount to reflect an effective rate of interest of 11.25%. At December 31, 1999 the remaining principle amount was $2,825,000 and the recorded liability was $2,113,000. Under the terms of the production payment the Company must make monthly cash payments which approximates the Company's 49% share of 10% of monthly gross oil and gas revenue of the Lafitte Field.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The Company's estimate as of December 31, 1999, based on expected production and prices and expected discount amortization is that projected payments will decrease the recorded liability as follows: 2000, $482,000; 2001, $817,000 and 2003, $814,000.

NOTE I--Stockholders' Equity

   Common Stock--At December 31, 1999 unissued shares of Goodrich common stock were reserved in the amount of 1,074,147 shares for the conversion of convertible preferred stock and 463,134 shares for stock option plans. The Company also has 9,500,000 shares of its common stock reserved for the conversion of convertible debt, convertible preferred stock and stock warrants issued in connect with the Private Placement transaction of September 23, 1999 (See Note C).

 Preferred Stock

   The Series A Convertible Preferred Stock has a par value of $1 per share with a liquidation preference of $10 per share, and is convertible at the option of the holder at any time, unless earlier redeemed, into shares of Common Stock of the Company at an initial conversion rate of .417 shares of Common stock per share of Series A Preferred. The Series A Preferred Stock also will automatically convert to Common Stock if the closing price for the Series A Preferred Stock exceeds $15 per share for ten consecutive trading days. The Series A Preferred Stock is redeemable in whole or in part, at $12 per share, plus accrued and unpaid dividends. Dividends on the Series A Preferred Stock accrue at an annual rate of 8% and are cumulative.

   The Company issued 750,000 shares of Series B Convertible Preferred Stock in connection with its acquisition of the La/Cal II properties on January 31, 1997. The Series B Convertible Preferred Stock has a par value of $1 per share with a liquidation preference of $10 per share and rank junior to the Series A Preferred Stock. The shares of Series B Preferred Stock are convertible at the option of the holder at any time, unless earlier redeemed, into shares of Common Stock of the Company at the conversion rate of 1.12 shares of Common Stock per share of Series B Preferred Stock. During 1999 holders of 84,241 shares of Series B preferred stock opted to convert their shares into 94,216 shares of common stock of the Company. The Series B Preferred Stock are not redeemable by the Company prior to January 31, 2001, and subsequently, are redeemable at $10 per share. Dividends on the Series B Preferred Stock accrue at an annual rate of 8.25% and are cumulative.

   Stock Option and Incentive Programs--Goodrich currently has two plans, which provide for stock option and other incentive awards for the Company's key employees, consultants and directors. The Goodrich Petroleum Corporation 1995 Stock Option Plan allows the board of directors to grant stock options, restricted stock awards, stock appreciation rights, long-term incentive awards and phantom stock awards, or any combination thereof to key employees and consultants. The Goodrich Petroleum Corporation 1997 Director Compensation Plan provides for the grant of stock and options to each director who is not and has never been an employee of the Company. Additionally, Goodrich assumed certain outstanding stock options of Patrick as a result of the business combination in 1995.

   The Goodrich plans authorize grants of options to purchase up to a combined total of 437,500 shares of authorized but unissued common stock. Stock options are generally granted with an exercise price equal to the stock's fair market value at the date of grant and all stock options granted under the 1995 Stock Option Plan generally have ten year terms and three year pro rata vesting.

   The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $1.59, $2.17 and $2.57 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999--expected dividend yield 0%, risk-free interest rate of 7.5%, and an expected life of six years; 1998--expected dividend yield 0%, risk-free interest rate of 7.5%, and an expected life of six years; 1997--expected dividend yield 0%, risk-free interest rate of 7.5%, and an expected life of six years; expected volatility of stock over expected life of the options--35%.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been reduced to the pro forma amounts indicated below:

                                             1999         1998         1997
                                          -----------  -----------  -----------
Net loss..................... As reported $(1,828,983) $(7,715,342) $(1,388,964)
                              Pro forma    (2,109,357)  (7,906,618)  (1,452,644)
Loss applicable to........... As reported  (3,078,326)  (8,970,980)  (2,594,174)
 common stock................ Pro forma    (3,358,700)  (9,162,256)  (2,657,854)
Basic and diluted loss
 per average................. As reported        (.58)       (1.71)        (.50)
 common share................ Pro forma          (.64)       (1.75)        (.51)

   Earnings Per Share--Both series of the Company's convertible preferred stock and its stock options are considered to be potential common stock. Additionally convertible debt, convertible preferred stock and stock purchase warrants issued in conjunction with the aforementioned private placement (See Note C) are also considered potential common stock. No potential common stock amounts have not been included in the computation of diluted earnings per share because to do so would have been antidillutive for all periods presented.

   Stock option transactions during 1999, 1998 and 1997 were as follows:

                                                Weighted                            Weighted Average
                             Number of          Average                                 Remaining
                              Options        Exercise Price Range of Exercise Price Contractual Life
                          -----------------  -------------- ----------------------- -----------------
                                    Patrick         Patrick               Patrick            Patrick
                           Total     Only    Total   Only      Total        Only     Total     Only
                          --------  -------  ------ ------- ------------ ---------- -------- --------
Outstanding January 1,
 1997...................   353,942  157,067   12.48  18.70  $ 6 to $  24 $16 to $24 5.4 yrs. 2.0 yrs.
 Granted--1995 Stock
  Option Plan...........    67,500       --    6.48     --
 Granted--1995 Non-
  Employee Director
  Stock Option Plan.....     6,250       --    5.52     --
 Expiration of Options..   (86,250) (86,250)  18.80  18.78
                          --------  -------
Outstanding December 31,
 1997...................   341,442   70,817    9.60  18.60  $5.50 to $24 $16 to $24 7.4 yrs. 4.2 yrs.
                          ========  =======
 Granted--1995 Stock
  Option Plan...........   144,000       --    5.98     --
 Granted--1997 Director
  Compensation Plan.....    10,000       --    5.98     --
 Expiration of Options..   (62,190)  (5,625)   7.88  19.33
                          --------  -------
Outstanding December 31,
 1998...................   433,252   65,192                 $5.50 to $24 $16 to $24 7.0 yrs. 3.4 yrs.
                          ========  =======
 Granted--1995 Stock
  Option................   374,196       --    1.37     --
 Granted--1997 Director
  Stock Option..........    37,063       --     .80     --
 Expiration/Surrender of
  Options...............  (381,377) (29,567)   7.61  18.00
                          --------  -------  ------  -----
Outstanding December 31,
 1999...................   463,134   35,625                 $0.75 to $24 $16 to $24 8.5 yrs. 2.9 yrs.
                          ========  =======
Exercisable December 31,
 1997...................   172,317   70,817  $12.13  18.60
Exercisable December 31,
 1998...................   208,379   65,192  $10.86  18.54
Exercisable December 31,
 1999...................    71,438   35,625  $ 9.95  19.00

   At the February 25, 1999 board of directors meeting, the Compensation Committee voted to institute a stock option surrender/re-grant program whereby employees and directors of the Company were able to surrender their present options and be re-granted a number of options equal to 75% of their previous number of options. Vesting periods for the re-granted options began with the re-grant date and the options have a strike price equal to the closing stock price of the date of declaration by the board of directors.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

NOTE J--Series A Preferred Stock

   The terms of the Company's Series A Preferred Stock provides that the Company will not incur additional debt at the parent company level after such time as it reports financial results which show the Company's stockholders' equity to be less than the liquidation preference of the Series A Preferred Stock. As of December 31, 1999, the Company's stockholders' equity was approximately $6.4 million and the liquidation preference on the outstanding shares of the Series A Preferred Stock was approximately $7.9 million. As a result, the Company was unable to incur additional debt at the parent company level under its credit facility or from other sources. On February 17, 2000, the Company completed a $4,500,000 private placement transaction of 1,500,000 shares of common stock, and effected the conversion of all the outstanding Goodrich Petroleum Company, LLC Series A Preferred Units, which converted into 1,533,333 shares of the Company's common stock. The conversion of the preferred units and private placement increased stockholders equity by approximately $7,200,000, which makes total stockholders equity exceed the liquidation preference on the Series A Preferred Stock. As a result, the Company's restriction on funds at the parent Company level has been eliminated.

NOTE K--Hedging Activities

   The Company engages in futures contracts ("Agreements") with certain of its production. The Company considers these to be hedging activities and, as such, monthly settlements on these contracts are reflected in oil and gas sales. In order to consider these futures contracts as hedges, (i) the Company must designate the futures contract as a hedge of future production and (ii) the contract must reduce the Company's exposure to the risk of changes in prices. Changes in the market value of futures contracts treated as hedges are not recognized in income until the hedged item is also recognized in income. If the above criteria are not met, the Company will record the market value of the contract at the end of each month and recognize a related gain or loss. Proceeds received or paid relating to terminated contracts or contracts that have been sold are amortized over the original contract period and reflected in oil and gas sales. The Company enters into hedging activities in order to secure an acceptable future price relating to a portion of future production. The primary objective of the activities is to protect against decreases in price during the term of the hedge.

   The Agreements provide for separate contracts tied to the NYMEX light sweet crude oil and natural gas futures contracts. The Company has contracts which contain specific contracted prices ("Swaps") or price ranges ("Collars") that are settled monthly based on the differences between the contract prices or prices ranges and the average NYMEX prices for each month applied to the related contract volumes. To the extent the average NYMEX price exceeds the contract price, the Company pays the spread, and to the extent the contract price exceeds the average NYMEX price the Company receives the spread.

   As of December 31, 1999, the Company's open forward position on its outstanding crude oil was as follows:

     (d) 350 barrels of oil per day with a no cost "collar" of $19 and $21 per barrel through December 2000;

     (e) 150 barrels of oil per day with a no cost "collar" of $18.20 and $20.20 per barrel through December 2000; and

     (f) 300 barrels of oil per day on a crude oil "swap" with a price of $23.98 per barrel through April 2000.

   At December 31, 1999 the Company's open forward position on its outstanding crude oil hedging contracts was 800 bbl per day at an average price of $21.29.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   At December 31, 1999 the Company's open forward position on its outstanding gas hedging contract was 5,000 Mcf per day with a "floor" price of $2.50 per Mcf through October 2000. The cost of the "floor" contract hedge is $0.23 per Mcf over the "floor" price.

   The Company is exposed to credit losses in the event of non performance by the counterparties to its hedging contracts. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral to support financial instruments but monitors the credit standing of the counterparties.

 Price fluctuations and volatile nature of markets

   Despite the measures taken by the Company to attempt to control price risk, the Company remains subject to price fluctuations for natural gas and oil sold in the spot market. Prices received for natural gas sold on the spot market are volatile due primarily to seasonality of demand and other factors beyond the Company's control. Domestic prices for oil and gas could have a material adverse effect on the Company's financial position, results of operations and quantities of reserves recoverable on an economic basis.

NOTE L--Fair Value of Financial Instruments

   The following presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998.

                                    December 31, 1999       December 31, 1998
                                  ----------------------  ---------------------
                                   Carrying                Carrying
                                    Amount    Fair Value    Amount   Fair Value
                                  ----------- ----------  ---------- ----------
Financial asset--
  Marketable equity securities... $        --         --     358,700    358,700
Financial liabilities--
  Long-term debt (including
   current maturities)........... $27,090,617 27,090,617  29,500,000 29,500,000
  Notes payable.................. $ 9,862,500  9,862,500          --         --
  Production payment liability... $ 2,113,000  2,113,000          --         --
Hedges Asset (Liability)--
  Oil............................ $        --   (338,398)         --         --
  Gas............................ $        --    300,410          --         --

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and cash equivalents, accounts receivable, accounts payables and accrued liabilities: The carrying amounts approximate fair value because of the short maturity of those instruments. Therefore, these instruments were not presented in the table above.

   Marketable equity securities: Fair value is based on bid prices published in financial media.

   Long term debt and other noncurrent liabilities: The fair value is estimated using the discounted cash flow method based on the Company's borrowing rates or similar types of financing arrangements.

NOTE M--Concentrations of Credit Risk and Significant Customers

   Due to the nature of the industry the Company sells its oil and natural gas production to a limited number of purchasers and, accordingly, amounts receivable from such purchasers could be significant. Additionally,

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES prior to the sale of the Company's interest in its pipeline joint venture in 1997, it received net monthly payments from its partner, Mitchell Marketing Company. Revenues from these sources as a percent of total revenues for the periods presented were as follows:

                                                                    Year Ended
                                                                   December 31,
                                                                  ----------------
                                                                  1999  1998  1997
                                                                  ----  ----  ----
Seaber Corporation of Louisiana..................................  37%   47%   44%
Equiva Trading...................................................  27    12    11
Texla Energy Management..........................................  10    --    --
Navajo Refining Company..........................................   7    11    --
Mobil Oil Corporation............................................  --    --    10
Mitchell Marketing Company.......................................  --    --     9

NOTE N--Commitments and Contingencies

   The U.S. Environmental Protection Agency ("EPA") has identified the Company as a potentially responsible party ("PRP") for the cost of clean-up of "hazardous substances" at an oil field waste disposal site in Vermilion Parish, Louisiana. The Company estimates that the remaining cost of long-term clean-up of the site will be approximately $3.5 million, with the Company's percentage of responsibility estimated to be approximately 3.05%. As of December 31, 1999, the Company had paid $321,000 in costs related to this matter and accrued $122,500 for the remaining liability. These costs have not been discounted to their present value. The EPA and the PRPs will continue to evaluate the site and revise estimates for the long-term clean-up of the site. There can be no assurance that the cost of clean-up and the Company's percentage responsibility will not be higher than currently estimated. In addition, under the federal environmental laws, the liability costs for the clean-up of the site is joint and several among all PRPs. Therefore, the ultimate cost of the clean-up to the Company could be significantly higher than the amount presently estimated or accrued for this liability.

   On February 8, 2000, the Company commenced a suit against the operator and joint owner of the Lafitte Field, alleging certain items of misconduct and violations of the letter agreement associated with the joint acquisition. The suit is in its early stages and it is too early to predict a likely outcome, however, as the Company is the plaintiff in this action, this action is not expected to have a significantly adverse impact on the operations or financial position of the Company.

   The Company is party to additional lawsuits arising in the normal course of business. The Company intends to defend these actions vigorously and believes, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to its financial position or results of operations.

NOTE O--Natural Gas and Crude Oil Cost Data and Results of Operations.

   The following reflects the Company's capitalized costs related to natural gas and oil activities at December 31, 1999 and 1998:

                                                           1999        1998
                                                        ----------- -----------
Proved properties...................................... $61,527,593 $49,916,276
Unproved properties....................................   3,873,575   3,412,897
                                                        ----------- -----------
                                                         65,401,168  53,329,173
Less accumulated depreciation and depletion............  19,398,287  13,592,827
                                                        ----------- -----------
  Net property and equipment........................... $46,002,881 $39,736,346
                                                        =========== ===========

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The following table reflects certain data with respect to natural gas and oil property acquisitions, exploration and development activities:

                                             Year Ended December 31,
                                       --------------------------------------
                                          1999           1998        1997
                                       -----------    ----------- -----------
Property acquisition
  Proved.............................. $10,136,298(a) $   129,325 $17,308,540(b)
  Unproved............................     498,391      2,446,474     886,647
  Exploration.........................   1,634,299      8,718,682   5,535,783
Development...........................   1,960,371      8,169,741   3,598,177
                                       -----------    ----------- -----------
                                       $14,229,359    $19,464,222 $27,329,147
                                       ===========    =========== ===========

--------
(a) Primarily Lafitte Field acquisition inclusive of liabilities assumed in connection with the purchase.
(b) Includes properties acquired in the La/Cal II Acquisition including portions funded with Serial B Preferred Stock ($7,500,000).

   Results of operations for natural gas and oil producing activities follow:

                                                 Year Ended December 31,
                                           ------------------------------------
                                              1999        1998         1997
                                           ----------- -----------  -----------
Sales to unaffiliated customers..........  $13,734,691 $ 9,836,863  $11,351,586
Production costs (lease operating expense
 and taxes)..............................    3,591,427   2,821,515    2,316,006
Exploration expenses.....................    1,656,158   6,010,425    3,205,730
Impairment of oil and gas properties.....      465,465   1,075,853      549,792
Depreciation, depletion and
 amortization............................    4,702,240   4,038,547    4,065,998
                                           ----------- -----------  -----------
                                            10,415,290  13,946,340   10,137,526
                                           ----------- -----------  -----------
Results of operations....................  $ 3,319,401 $(4,109,477) $ 1,214,060
                                           =========== ===========  ===========

   No income taxes have been reflected above for the Company due to its net operating losses.

NOTE P--Supplemental Oil and Gas Reserve Information (Unaudited)

   The supplemental oil and gas reserve information that follows is presented in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities. The schedules provide users with a common base for preparing estimates of future cash flows and comparing reserves among companies. Additional background information follows concerning the schedules.

 Schedules 1 and 2--Estimated Net Proved Oil and Gas Reserves

   Substantially all of the Company's reserve information related to crude oil, condensate, and natural gas liquids and natural gas was compiled based on evaluations performed by Coutret and Associates, Inc. All of the subject reserves are located in the continental United States.

   Many assumptions and judgmental decisions are required to estimate reserves. Quantities reported are considered reasonable but are subject to future revisions, some of which may be substantial, as additional information becomes available. Such additional knowledge may be gained as the result of reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes, and other factors.

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   Regulations published by the Securities and Exchange Commission define proved reserves as those volumes of crude oil, condensate, and natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are those volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes expected to be recovered as a result of making additional investment by drilling new wells on acreage offsetting productive units or recompleting existing wells.

   Schedule 3--Standardized Measure of Discounted Future Net Cash Flows to Proved Oil and Gas Reserves

   SFAS No. 69 requires calculation of future net cash flows using a 10% annual discount factor and year end prices, costs, and statutory tax rates, except for known future changes such as contracted prices and legislated tax rates.

   The calculated value of proved reserves is not necessarily indicative of either fair market value or present value of future cash flows because prices, costs, and governmental policies do not remain static; appropriate discount rates may vary; and extensive judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts. Crude oil prices received for oil and the price received by well for natural gas, effective at the end of each year, were used for this calculation, and averaged $25.16 per bbl and $2.63 per Mcf, respectively as of December 31, 1999; $9.37 per Bbl and $2.24 per Mcf, respectively as of December 31, 1998, and $16.50 per Bbl and $2.59 per Mcf, respectively as of December 31, 1997.

   Schedule 3 also presents a summary of the principal reasons for change in the standard measure of discounted future net cash flows for each of the three years in the period ended December 31, 1999.

Schedule 1--Estimated Net Proved Gas Reserves (Mcf)

                                                                        Pro
                                     Year Ended December 31,         Forma (b)
                                 ----------------------------------  ----------
                                    1999        1998        1997        1999
                                 ----------  ----------  ----------  ----------
Proved:
  Balance, beginning of period.. 28,144,310  37,570,614  18,184,738
  Revisions of previous
   estimates.................... (6,069,885) (8,393,772) (1,582,986)
  Purchase of minerals in
   place........................  1,705,822     226,778   3,761,481
  Extensions, discoveries, and
   other additions..............         --   1,656,200  19,707,712
  Production.................... (2,930,655) (2,782,825) (2,449,320)
  Sales of minerals in place....         --    (132,685)    (51,011)
                                 ----------  ----------  ----------
  Balance, end of period........ 20,849,592  28,144,310  37,570,614  26,805,069
                                 ==========  ==========  ==========
Proved developed:
  Beginning of period........... 21,481,946  16,600,669  13,911,003
  End of period................. 13,945,450  21,481,946  16,600,669  19,900,930

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

Schedule 2--Estimated Net Proved Oil Reserves (Barrels)

                                                                         Pro
                                        Year Ended December 31,       Forma (b)
                                     -------------------------------  ---------
                                       1999       1998       1997       1999
                                     ---------  ---------  ---------  ---------
Proved:
  Balance, beginning of period...... 3,092,810  4,098,390  1,050,210
  Revisions of previous estimates...   (12,989)  (988,611)   132,327
  Purchase of minerals in place..... 3,053,618         --  1,614,779
  Extensions, discoveries, and other
   additions........................        --    299,799  1,685,438
  Production........................  (394,442)  (316,768)  (282,380)
  Sale of minerals in place.........        --         --   (101,984)
                                     ---------  ---------  ---------
  Balance, end of period............ 5,738,997  3,092,810  4,098,390  6,630,331
                                     =========  =========  =========
Proved, developed:
  Beginning of period............... 2,266,854  2,292,626    969,868
  End of period..................... 2,662,907  2,266,854  2,292,626  3,554,241

   The following table summarizes the Company's combined oil and gas reserve information on a Mcf equivalent basis. Estimates of reserves were converted using a conversion ratio of 1.0/6.0 Mcf.

                                                                        Pro
                                       Year Ended December 31,       Forma (b)
                                   -------------------------------- ----------
                                      1999       1998       1997       1999
                                   ---------- ---------- ---------- ----------
Estimated Net Proved Reserves
 (Mcfe):
  Total Proved.................... 55,283,574 46,701,170 62,160,954 65,587,055
  Proved Developed................ 29,922,892 35,083,070 30,356,425 41,226,376

Schedule 3--Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

                                                                        Pro
                                        Year Ended December 31,      Forma (b)
                                       ----------------------------  --------
                                         1999      1998      1997      1999
                                       --------  --------  --------  --------
                                             (in thousands)
Future cash inflows................... $182,292  $ 86,449  $155,542  $218,365
Production costs......................  (31,647)  (18,617)  (18,985)  (46,974)
Development costs.....................  (15,458)   (5,722)   (7,921)  (21,533)
Future income tax expense(a)..........  (21,534)       --   (24,177)  (24,808)
                                       --------  --------  --------  --------
Future net cash flows.................  113,653    62,110   104,459   125,050
10% annual discount for estimated
 timing of cash flows.................  (35,092)  (21,475)  (40,456)  (36,095)
                                       --------  --------  --------  --------
Standardized measure of discounted
 future net cash flows................ $ 78,561  $ 40,635  $ 64,003  $ 88,955
                                       ========  ========  ========  ========
Average year end prices:
  Natural gas (per Mcf)............... $   2.63  $   2.24  $   2.59
  Crude oil (per Bbl)................. $  25.16  $   9.37  $  16.50

--------
(a) Taxable income for 1998 period was entirely offset by available net operating loss carryforwards.
(b) Pro forma amounts include reserve information related to acquisition of Burrwood/West Delta 83 fields in February 2000 (see Note D).

                GOODRICH PETROLEUM CORPORATION AND SUBSIDIARIES

   The following are the principal sources of change in the standardized measure of discounted net cash flows for the years shown:

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (in thousands)
Net changes in prices and production costs
 related to future production...................  $ 33,360  $(31,820) $(32,327)
Sales and transfers of oil and gas produced, net
 of production costs............................   (10,144)   (7,015)   (9,036)
Net change due to revisions in quantity
 estimates......................................   (10,277)  (12,464)     (991)
Net change due to extensions, discoveries and
 improved recovery..............................        --     3,006    37,465
Net change due to purchase and sales of
 minerals-in-place..............................    33,476        82    16,065
Development costs incurred during the period....       338     2,198     3,598
Net change in income taxes......................   (13,845)   14,093    (4,094)
Accretion of discount...........................     4,064     7,810     5,736
Change in production rates (timing) and other...       954       742       230
                                                  --------  --------  --------
                                                  $ 37,926  $(23,368) $ 16,646
                                                  ========  ========  ========

                   Consolidated Quarterly Income Information

                                  (Unaudited)

                           First       Second      Third       Fourth
                          Quarter     Quarter     Quarter     Quarter       Total
                         ----------  ----------  ----------  ----------  -----------
1999
  Revenues.............. $2,941,696  $2,829,530  $3,631,762  $4,617,586  $14,020,574
  Costs and Expenses....  3,458,450   3,405,546   3,283,633   5,182,433   15,330,062
  Loss on sale of
   assets...............   (519,495)         --          --          --     (519,495)
  Net income (loss)..... (1,036,249)   (576,016)    348,129    (564,847)  (1,828,983)
  Preferred stock
   dividends............    313,912     313,912     313,912     307,607    1,249,343
  Earnings (loss)
   applicable to common
   stock................ (1,350,161)   (889,928)     34,217    (872,454)  (3,078,326)
  Basic earnings (loss)
   per average
   common share......... $     (.26)       (.17)        .01        (.16)        (.58)
  Diluted earnings
   (loss) per average
   common share......... $     (.26)       (.17)        .01        (.16)        (.58)
1998
  Revenues.............. $2,433,577  $2,264,397  $2,697,743  $3,196,156  $10,591,873
  Costs and Expenses....  3,446,298   5,215,164   4,813,328   4,836,631   18,311,421
  Gain on sale of
   assets...............      4,206          --          --          --        4,206
  Net income (loss)..... (1,008,515) (2,950,767) (2,115,585) (1,640,475)  (7,715,342)
  Preferred stock
   dividends............    313,912     313,902     313,912     313,912    1,255,638
  Earnings (loss)
   applicable to common
   stock................ (1,322,427) (3,264,669) (2,429,497) (1,954,387)  (8,970,980)
  Basic earnings (loss)
   per average
   common share......... $     (.25)       (.62)       (.46)       (.38)       (1.71)
  Diluted earnings
   (loss) per average
   common share......... $     (.25)       (.62)       (.46)       (.38)       (1.71)

   The fourth quarter amount includes impairment of oil and gas properties of $465,000. In addition the fourth quarter of 1999 is impacted by revenue and expenses associated with the acquisition of the Lafitte field and issuance of convertible notes payable.

   The first, second, third and fourth quarter of 1998 cost and expense amounts contain costs amounting to $0, $2,107,000, $1,496,000 and $81,000, respectively, related to dry holes. The fourth quarter amount also contains impairment of oil and gas properties of $1,076,000.

                          [Goodrich Logo appears here]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

   Securities and Exchange Commission registration fee................ $  7,685
   NASD filing fee.................................................... $  3,411
   NYSE listing fee................................................... $ 25,000
   Legal fees and expenses............................................ $250,000
   Engineering fees and expenses...................................... $ 20,000
   Accounting fees and expenses....................................... $120,000
   Printing expenses.................................................. $ 75,000
   Miscellaneous...................................................... $ 98,904
                                                                       --------
     TOTAL............................................................ $600,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

   Our certificate of incorporation provides that indemnification shall be to the fullest extent permitted by the DGCL for all of our current or former directors or officers.

   As permitted by the DGCL, the certificate of incorporation provides that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

Item 15. Recent Sales of Unregistered Securities

   On September 23, 1999, we and two of our subsidiaries, Goodrich Petroleum Company, L.L.C. and Goodrich Petroleum Company-Lafitte, L.L.C., completed a private placement of $15 million of convertible securities. H&Q Guaranty acted as placement agent for this transaction, for which it received a fee of $900,000. The following securities were issued:

  . Our wholly owned subsidiary, Goodrich-Louisiana, issued convertible notes in the amount of $6,000,000 to a group of accredited investors. Principal and accrued interest was convertible by the holder into our common stock at the rate of $4 per share. The purchasers of these notes received 1,500,000 warrants to purchase shares of our common stock at $1.00 per share. The warrants may be exercised at any time before their expiration on September 30, 2006. The securities were issued in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D;

  . Our wholly owned subsidiary, Goodrich-Lafitte, issued convertible notes in the amount of $6,000,000 to a group of accredited investors. Principal and accrued interest was convertible by the holder into our common stock at the rate of $4 per share. As an alternative conversion right, the principal and accrued interest under these notes was convertible into common equity interests in Goodrich-Lafitte, after October 1, 2002, if neither our common stock has a closing price of at least $3 per share nor our net asset value per share is at least $3. The purchasers of these notes received 1,500,000 warrants to purchase shares of our common stock at $1.00 per share. The warrants may be exercised at any time before their expiration on September 30, 2006. The securities were issued in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D; and

  . Additionally, our wholly owned subsidiary Goodrich-Louisiana issued $3,000,000 of preferred interests to a group of accredited investors consisting of 300,000 preferred units with a par value and liquidation preference of $10 per share. Each preferred unit holder was also issued one warrant to purchase a share of common stock of the Company for every $10 of preference value. The warrants are exercisable at $1.50 per share at any time before their expiration on September 30, 2006. Goodrich-Louisiana has the right to redeem the units at any time. The purchasers of these preferred interests received 300,000 warrants to purchase shares of our common stock at $1.50 per share. The preference amount and accrued distributions were convertible by the holder into our common stock at $2 per share. The securities were issued in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D.

   On February 17, 2000, the holders of the preferred units in Goodrich-Louisiana elected to convert their units into common stock of the Company. Each holder was an accredited investor. The transaction was exempt pursuant to
Section 4(2) of the Securities Act. Entreprenurial Investment Corporation and Mr. Malloy each received 12,500 of our common shares in connection with their underwriting and assistance in this transaction.

   On February 18, 2000, in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D, we completed a private placement to a group of accredited investors of 1,500,000 shares of our common stock resulting in net proceeds to us of $4,500,000. H&Q Guaranty acted as underwriter, for which it received 8,333 shares of our common stock.

   On August 17, 2000, the holders of all of the convertible notes of Goodrich-Louisiana and Goodrich-Lafitte elected to convert their notes into common stock of the Company. Each holder was an accredited investor. The transaction was exempt pursuant to Section 4(2) of the Securities Act. We issued an aggregate of 3,295,647 shares in connection with this transaction, including 60,000 shares of common stock issued to H&Q Guaranty, Entreprenurial Investment Corporation and Mr. Malloy in connection with their underwriting and assistance in this transaction.

   On October 23, 2000, in a transaction exempt pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D, we completed a private placement of 1,000,000 shares of our common stock to a group of accredited investors for aggregate gross proceeds of $5.0 million. We received irrevocable commitments to purchase these shares on September 28, 2000. H&Q Guaranty acted as placement agent, for which it received $250,000 in cash. Jefferies & Company, Inc. received an advisory fee of $100,000 for the provision of financial advisory services in connection with this transaction.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits:

    3.1a*   --Restated Certificate of Incorporation of Goodrich Acquisition II,
              Inc. dated January 31, 1997.
    3.1b*   --Certificate of Amendment of Restated Certificate of Incorporation
              of Goodrich Acquisition II, Inc. dated January 31, 1997.
    3.2*    --Certificate of Amendment of Restated Certificate of Incorporation
              of Goodrich Petroleum Corporation dated March 12, 1998
              (Incorporated by reference to Exhibit 3.2 of the Company's Annual
              Report on Form 10-K for the year ended December 31, 1997
              (File No. 1-12719)).
    3.3*    --Bylaws of the Company, as amended and restated.
    4.1*    --Specimen Common Stock Certificate. (Incorporated by reference to
              Exhibit 4.5 of the Company's Registration Statement filed February
              20, 1996 on Form S-8 (File No. 33-01077)).
    4.2*    --Series B Convertible Preferred Stock Certificate of Designations.
              (Incorporated by reference to Exhibit 4.5 of the Company's Annual
              Report on Form 10-K for the year ended December 31, 1996 (File No.
              1-12719)).
    5.1     --Opinion of Vinson & Elkins L.L.P.
   10.1*    --Goodrich Petroleum Corporation 1995 Stock Option Plan.
   10.2(a)  --Goodrich Petroleum Corporation 1997 Director Compensation Plan
              (Incorporated by reference to the Company's Proxy statement dated
              May 20, 1998).
   10.3(b)* --Form of Registration Rights Agreement (2000 Private Placements).
   10.4(c)  --Credit Agreement between Goodrich Petroleum Company, L.L.C. and
              Compass Bank dated September 23, 1999 (Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filing dated September
              23, 1999 (File No. 1-12719)).
   10.5*    --First amendment to the September 23, 1999 Credit Agreement between Goodrich Petroleum Company, LLC and Compass Bank dated
              February 29, 2000. (Incorporated by reference to the Company's
              Annual Report on Form 10-K for the year ended December 31, 1998.
              (File No. 1-12719)).
   10.6*    --Letter Agreement amending Credit Agreement between Goodrich
              Petroleum Company, L.L.C. and Compass Bank dated November 8, 2000.
   10.7     --Form of Placement Agency Agreement.
   21.1     --Subsidiaries of the Company:
              Goodrich Petroleum Company, L.L.C.--incorporated in state of
              Louisiana
              Goodrich Petroleum Company--Lafitte, L.L.C.
              Subsidiaries of Goodrich Petroleum Company of Louisiana
              Drilling & Workover Company, Inc.--incorporated in state of
              Louisiana
              LECE, Inc.--incorporated in the state of Texas
              National Market Company--incorporated in state of Delaware
   23.1     --Consent of KPMG LLP
   23.2     --Consent of Coutret & Associates, Inc.
   23.3     --Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)
   24.1*    --Power of Attorney (included in signature page)
   27.1*    --Financial Data Schedule

--------
 * Previously filed.

(a) Filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 filed on September 29, 2000 (Registration No. 333-47078).
(b) Filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed on September 29, 2000 (Registration No. 333-47078).
(c) Filed as Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed on September 29, 2000 (Registration No. 333-47078).

   (b) Financial Statement Schedule

   All schedules are omitted because the information is contained in the Financial Statements or Notes.

Item 17. Undertakings

   The undersigned registrant hereby undertakes:

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer, or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (b) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the calculation of Registration Fee table in the effective registration statement; and (iii) to include any additional or changed material information on the plan of distribution.

   (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (d) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 23rd day of January, 2001.

                                          GOODRICH PETROLEUM CORPORATION


                                              /s/ Robert C. Turnham, Jr.
                                          By __________________________________
                                                  Robert C. Turnham, Jr.
                                                 Executive Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

             Signature                           Title                     Date
             ---------                           -----                     ----

                 *                   President and Chief Executive   January 23, 2001
____________________________________ Officer (Principal Executive
         Walter G. Goodrich          Officer)

                 *                   Chief Financial Officer         January 23, 2001
____________________________________ (Principal Financial and
        Roland L. Frautschi          Accounting Officer)

                 *                   Chairman of the Board           January 23, 2001
____________________________________
           Henry Goodrich

                 *                   Director                        January 23, 2001
____________________________________
           Sheldon Appel

                 *                   Director                        January 23, 2001
____________________________________
          Jeff H. Benhard

                 *                   Director                        January 23, 2001
____________________________________
         Donald M. Campbell

                 *                   Director                        January 23, 2001
____________________________________
       Patrick E. Malloy, III

                 *                   Director                        January 23, 2001
____________________________________
        Michael Y. McGovern

                 *                   Director                        January 23, 2001
____________________________________
        Arthur A. Seeligson

                                     Director                        January 23, 2001
____________________________________
         Michael J. Perdue

 *  /s/ Robert C. Turnham, Jr.
____________________________________
       Robert C. Turnham, Jr.
          Attorney-In-Fact